Filed pursuant to Rule 424(b)(3)
File No. 333-151115

OFFERING PROSPECTUS

VioQuest Pharmaceuticals, Inc.

1,307,581 Shares

Common Stock

The selling stockholders identified on pages 19-20 of this prospectus are offering on a resale basis a total of 1,307,581 shares of our common stock, including 482,754 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol “VOQP.” On August 6, 2008, the last sale price for our common stock as reported on the OTC Bulletin Board was $ 0.51.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is August 7 , 2008.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus in its entirety.

Our Company

Product Pipeline
VioQuest Pharmaceuticals, Inc. is a biopharmaceutical company focused on the acquisition, development and commercialization of clinical stage drug therapies targeting both the molecular basis of cancer and side effects of cancer treatment. Our lead compound under development is Xyfid™ (1% topical uracil) for the treatment and prevention of Hand-Foot Syndrome (“HFS”), a common and serious side effect of chemotherapy treatments. In parallel, Xyfid is also being developed to treat dry skin conditions and manage the burning and itching associated with various diseases of the skin, or dermatoses. We expect to initiate a Phase IIb program for Xyfid in 2008 for HFS and we filed our 510(k) Premarket Notification application with the U.S. Food and Drug Administration (“FDA”) on June 30, 2008, seeking marketing clearance for Xyfid to treat various dermatoses. Additionally, we are developing VQD-002 (triciribine phosphate monohydrate or TCN-P), a small molecule anticancer compound that inhibits activation of protein kinase B (PKB or AKT), a key component of a signaling pathway known to promote cancer cell growth and survival as well as resistance to chemotherapy and radiotherapy. VQD-002 is currently in Phase I clinical development for multiple tumor types and we expect to advance VQD-002 into Phase II clinical development during 2008. We are also developing Lenocta™ (sodium stibogluconate), which we previously referred to as VQD-001, a selective, small molecule inhibitor of certain protein tyrosine phosphatases (“PTPs”), such as SHP-1, SHP-2 and PTP1B, with demonstrated anti-tumor activity against a wide spectrum of cancers both alone and in combination with other approved immune activation agents, including IL-2 and interferons. Lenocta is currently in a Phase IIa clinical trial as a potential treatment for melanoma, renal cell carcinoma, and other solid tumors. In addition to its potential role as a cancer therapeutic, sodium stibogluconate has been approved in most of the world for first-line treatment of leishmaniasis, an infection typically found in tropic and sub-tropic developing countries. Based on historical published data and a large observational study by the U.S. Army, data from approximately 400 patients could be utilized to support a New Drug Application (“NDA”) with the FDA in 2008. Lenocta has been granted Orphan Drug status for leishmaniasis. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any product sales from our drug candidates.

Xyfid™ (1% Topical Uracil)

A pilot clinical study of seven patients has shown topical application of Xyfid to patients’ hands and feet to be effective in preventing the recurrence of  HFS, the dose limiting effect from the use of Xeloda™ (capecitabine or 5-FU). The FDA has granted Xyfid fast track designation for the prevention of HFS in patients receiving capecitabine for the treatment of advanced metastatic breast cancer. There are no existing treatments or preventions for HFS. The only way to reduce HFS in patients who receive capecitabine or 5-FU is to lower the dosing levels, or completely stop the use, of capecitabine; however, capecitabine dose reductions may diminish chemotherapeutic efficacy in the treatment of life-threatening cancer. We expect to initiate a Phase IIb program for Xyfid™ in the first half of 2008.

We are pursuing FDA approval of Xyfid as a medical device pursuant to Section 510(k) of the Food Drug and Cosmetic Act, or FDCA, and have submitted our 510(k) application on June 30, 2008. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring pre-market approval, or PMA approval. When a 510(k) clearance is required, the device sponsor must submit a premarket notification demonstrating that its proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution. The evidence required to prove substantial equivalence varies with the risk posed by the device and its complexity. After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, will require a new 510(k) clearance or could require a PMA approval application.

We filed our 510(k) submission based upon our belief that both Epiceram® and Xclair® provide substantial predicate device equivalence in order for the FDA to grant 510(k) clearance for Xyfid. Our strategy with Xyfid is based upon the same skin irritant indication as Epiceram®, where we can use our uracilbased product to treat the initial symptoms of HFS, to act as a barrier or protectant to the skin’s environment, which is well documented to include erythema and may progress to burning pain with dryness, cracking, desquamation, ulceration and oedema. By regulation, the FDA is required to complete its review of a 510(k) within 90 days of submission of the application. As a practical matter, however, clearance often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. If we are not successful in obtaining 510(k) clearance for Xyfid, our regulatory strategy for Xyfid would be the more conventional pathway for pharmaceutical products under the FDCA.

VQD-002 (tricirbine phosphate monohydrate)

We are currently evaluating VQD-002 in patients with hyper-activated, phosphorylated AKT in two Phase I/IIa studies, with up to 42 patients at the Moffitt Cancer Center in solid tumors and at the M.D. Anderson Cancer Center in hematological tumors, with particular attention in leukemias. We expect to complete our Phase I/IIa solid and hematologic tumor studies in 2008. We expect to initiate Phase II studies in 2008. VQD-002 is a nucleoside analog that was previously advanced into clinical trials by the National Cancer Institute in the 1980s and early 1990s, and showed compelling anti-cancer activities. In the first quarter of 2008, VQD-002 received orphan drug designation by the FDA for the treatment of multiple myeloma. We filed with the FDA an IND relating to VQD-002, which was accepted in April 2006. Pursuant to this IND, we are currently evaluating the safety, tolerability and activity of VQD-002 and its ability to reduce AKT phosphorylation in our two Phase I/IIa clinical trials.

Lenocta™ (sodium stibogluconate)

We are currently evaluating Lenocta in combination with alpha interferon (“IFN a-2b”) in a Phase IIa study, with up to 54-patients at the M.D. Anderson Cancer Center and the University of New Mexico, with advanced malignancies and solid tumors that have been non-responsive in previous cytokine therapy. We expect to complete enrollment in our Phase IIa solid tumor trial in 2008. Lenocta has shown to be an inhibitor of multiple protein tyrosine phosphatases (PTPases), specifically the SRC homology PTPases such as SHP-1, SHP-2 and PTP1B. We filed with the FDA an IND for Lenocta, which the FDA accepted in August 2006, allowing us to commence clinical trials of Lenocta. Potential advantages of Lenocta over existing therapies include Lenocta’s long history of use, acceptable toxicity, known safety profiles, and efficacy in preclinical cancer models.

Lenocta is a pentavalent antimonial drug that has been in use for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis (a protozoan disease). According to the World Health Organization, leishmaniasis currently threatens 350 million men, women, and children in 88 countries around the world. This drug is currently being used to treat military personnel serving in parts of the world where leishmaniasis is prevalent, and we are currently in collaboration with the U.S. Army under an executed Cooperative Research and Development Agreement. In the second half of 2006, Lenocta received orphan drug designation by the FDA for the treatment of leishmaniasis.

Overview of Drug Development Status

To date, we have not received approval for the sale of any drug candidates in any market and, therefore, have not generated any revenues from our drug candidates. The successful development of our product candidates is highly uncertain. Product development costs and timelines can vary significantly for each product candidate and are difficult to accurately predict. Various laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of each product. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

Assuming we do not encounter any unforeseen safety issues or other during the course of developing our product candidates, we do not expect to complete the development of: Xyfid until approximately 2008 through a 510(k) submission, 2010 for Xyfid through an NDA submission, and 2013 for oncology indications of VQD-002 and Lenocta, if ever. In addition, as we continue the development of our product candidates, our research and development expenses will significantly increase. Accordingly, our success depends not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of these product candidates. Our major sources of working capital have been proceeds from various private financings, primarily private sales of our common stock and other equity securities.

Corporate Information

We were originally formed in October 2000, as a Pennsylvania limited liability company under the name Chiral Quest, LLC. In February 2003, we completed a reverse acquisition of Surg II, Inc., a publicly-held Minnesota shell corporation and were renamed to Chiral Quest, Inc. In August 2004, we then changed our name to VioQuest Pharmaceuticals, Inc. and formed Chiral Quest, Inc. as our wholly-owned subsidiary. In October 2005, we reincorporated under Delaware law by merging into a wholly-owned subsidiary VioQuest Delaware, Inc., incorporated under Delaware law as the surviving corporation and our wholly-owned subsidiary. Immediately following the reincorporation, we acquired Greenwich Therapeutics, Inc., a privately-held, New York City based drug development company, in a merger transaction in which we merged our wholly-owned subsidiary VioQuest Delaware, Inc. with and into Greenwich Therapeutics, with Greenwich Therapeutics remaining as the surviving corporation and our wholly-owned subsidiary. As a result of the acquisition of Greenwich Therapeutics, we acquired the rights to develop and commercialize two oncology drug candidates – Lenocta, and VQD-002.

In July 2007, we sold all of our shares of capital stock of our Chiral Quest subsidiary. Chiral Quest provided innovative chiral products, technology and custom synthesis services to pharmaceutical and final chemical companies in all stages of a products’ life cycle.

Lenocta™ is our trademark for our sodium stibogluconate product candidate. Xyfid™ is the trademark for our topical uracil product candidate. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners. We have applied for rights to the Lenocta and Xyfid trademarks from the U.S. Patent and Trademark Office.

Our executive offices are located at 180 Mount Airy Road, Suite 102, Basking Ridge, New Jersey 07920 and our telephone number is (908) 766-4400. Our Internet site is www.vioquestpharm.com.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 12 of this prospectus.

The Offering

This prospectus covers the resale of 1,307,581 shares of our common stock. Because of the large number of shares of our common stock underlying our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and related investor warrants and placement agent warrants, we are only registering the number of shares equal to one-third of the shares of our common stock held by non-affiliates prior to the offering of our Series A Convertible Preferred Stock. Thus, we proportionally reduced the number of shares of common stock underlying our Series A Convertible Preferred Stock, the warrants received by investors purchasing our Series A Convertible Preferred Stock, and the warrants issued to the placement agents in conjunction with the offering of our Series A Convertible Preferred Stock.

The total dollar value of the common stock being registered for resale pursuant to this prospectus is $1,307,581, as determined by the market price of our common stock on April 9, 2008. The total dollar value of the shares of common stock underlying the Series A Convertible Preferred Stock is $824,827 and the aggregate dollar value of the shares of common stock underlying the investor warrants and placement agent warrants is $482,754.

The selling stockholders identified on pages 19-20 of this prospectus are offering on a resale basis a total of 1,307,581 shares of our common stock, as follows:

•
824,827 shares of our common stock underlying shares of our Series A Convertible Preferred Stock convertible at a price of $0.60 per share issued to the investors in our private placement of Series A Convertible Preferred stock;

•	437,412 shares of our common stock issuable at a price of $1.00 per share upon the exercise of warrants issued to the investors in our private placement of Series A Convertible Preferred stock; and

•
45,342 shares of our common stock issuable at a price of $0.80 per share upon the exercise of warrants issued to the placement agents in connection with our private placement of Series A Preferred Stock.

Common stock offered	1,307,581 shares
Common stock outstanding before the offering(1)	5,461,644 shares
Common stock outstanding after the offering(2)	6,769,225 shares
Common Stock OTC Bulletin Board symbol	VOQP.OB
______________

(1)
Based on the number of shares outstanding as of July 30, 2008, not including 3,467,882 shares issuable upon exercise of various warrants and options to purchase common stock, or 3,743,196 shares issuable upon exercise of warrants issued in connection with Series A Preferred Stock and Series B Preferred Stock or 5,774,167 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock or 896,096 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock. .

(2)
Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants and upon conversion of the Series A Convertible Preferred Stock, but does not include shares not covered by this prospectus.

As of the date of this prospectus, none of the shares of common stock underlying our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, investor warrants, or placement agent warrants have been issued or are outstanding.

Recent Developments

Appointment of Chief Financial Officer

On July 21, 2008, we hired Christopher P. Schnittker as our Chief Financial Officer and Vice President. Mr. Schnittker replaced Brian Lenz who resigned his office as Chief Financial Officer on July 21, 2008. Mr. Schnittker previously served as Senior Vice President and Chief Financial Officer of Micromet, Inc. We entered into an employment agreement with Mr. Schnittker with a two-year term and a base salary of $185,000. We granted Mr. Schnittker stock options and he is eligible to receive bonuses as described below in “Executive Compensation – Employment Agreements with Named Executives – Christoper Schnittker.”

Amendment of Escrow Agreement

On July 8, 2008, we amended our escrow agreement with J. Jay Lobell, as stockholders’ representative, U.S. Bank National Association, as the escrow agent, and Greenwich Therapeutics, Inc., to extend the termination date for the escrow agreement until June 30, 2009. The amendment was made effective as of June 30, 2008, and replaced the original escrow termination Date of the same date. All other obligations set forth in the original escrow agreement remain in full force and effect. We previously filed a current report on Form 8-K on July 10, 2008 disclosing the amendment of the escrow agreement.

Reverse Stock Split

On April 25, 2008, we effected a 1-for-10 reverse stock split of our common stock. Upon the effective time of the split, each shareholder owning 10 shares of pre-split common stock received 1 share of post-split common stock. In lieu of fractional shares, each record holder of securities at the effective time, who would otherwise have been entitled to receive a fractional security is entitled to, upon surrender of such holder's certificates representing pre-split securities, a cash payment (without interest). Pursuant to the reverse stock split, all of our warrants, options, and conversion ratios were adjusted accordingly. Unless otherwise noted in this prospectus, all of the figures for the number of outstanding shares of common stock and shares of common stock underlying preferred stock, warrants, and options contained herein have been adjusted to reflect the 1-for-10 reverse split.

Note Offering

On June 29, 2007 and July 3, 2007, we issued a series of convertible promissory notes resulting in aggregate gross proceeds of $3.7 million. As a condition to the initial closing of the private placement of our Series A Convertible Preferred Stock, a majority of the principal amount outstanding under these notes agreed to convert all principal, together with accrued interest, into approximately 3,405 shares of our newly-designated Series B Convertible Preferred Stock. The holders agreed to amend the notes to affect the conversion into Series B Convertible Preferred Stock so that we could conduct the initial closing of our offering and receive financing necessary to continue the development of our products and operations. Each share of Series B Convertible Preferred Stock is convertible into shares of our common stock at $3.80 per share, or approximately 896,096 shares of common stock in the aggregate.

Placement Agent Commission and Fees

In connection with our offering of our convertible promissory notes, we paid an aggregate of approximately $256,000 in placement agent commissions to all of the placement agents, including $119,700 to Paramount BioCapital, Inc. We also paid the placement agents approximately $24,000 as non-accountable expense allowance and we issued the placement agent’s five-year warrants to purchase as adjusted for the 1-for-10 reverse stock, an aggregate of approximately 120,000 shares of common stock exercisable at a price of $4.20 per share.

Officer and Director Participation

Brian Lenz, our former Chief Financial Officer, and Michael Weiser, one of our directors, both invested in our offering of senior convertible promissory notes in June and July 2007. Mr. Lenz was issued a senior convertible promissory note in the amount of $5,000. Mr. Weiser was issued a senior convertible promissory note in the amount of $10,000. Please refer to “Description of Private Placement of Preferred Stock - Conversion of Notes Held by Officers and Directors” for more information.

Offering of Preferred Stock

On March 14, and April 9, 2008 we closed on our private placement of our Series A Convertible Preferred Stock. We issued an aggregate of 3,464.5 shares of our Series A Convertible Preferred Stock to our investors, along with five year warrants to purchase an aggregate of 2.88 million shares of our common stock at a price of $1.00 per share. We engaged Paramount BioCapital, Inc., as our placement agent and paid Paramount a commission of $54,000 and a reimbursement for fees. Please refer to “Description of Private Placement of Preferred Stock” below for more information about the offering.

A description of the rights of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock may be found below under “Description of Capital Stock.”
DESCRIPTION OF PRIVATE PLACEMENT OF PREFERRED STOCK

On March 14, 2008, we issued 765 shares of Series A Convertible Preferred Stock at a price of $1,000 per share resulting in aggregate gross proceeds of $765,000. On April 9, 2008, we issued 2,194.5 shares of Series A Convertible Preferred Stock at a price of $1,000 per share resulting in aggregate gross proceeds of $2,194,500, and reissued the shares originally issued on March 14, 2008, for total gross proceeds of $2,959,500. Each share of Series A Convertible Preferred Stock sold is convertible into shares of our common stock at $0.60 per share, or approximately 4.93 million shares of common stock in the aggregate. In addition, two investors elected to convert a portion of the principal and unpaid but accrued interest of their note into 505 shares of Series A Convertible Preferred Stock on the same terms as their purchase of Series A Convertible Preferred Stock. We also issued to investors five-year warrants to purchase an aggregate of approximately 2.88 million shares of our common stock at an exercise price of $1.00 per share. The Series A Preferred Stock was sold to 35 investors, each of which we reasonably believed was an “accredited investor,” as defined under Rule 501(a) of the Securities Act of 1933, and no means of general solicitation or advertising was used in connection with the offering. Accordingly, we relied on the exemptions from the registration requirements of the Securities Act provided by Section 4(2) and Rule 506.

Placement Agent Commission and Fees

In connection with the offering, we engaged Paramount as our placement agent. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial holder of our stock. In consideration for the placement agent’s services, we paid an aggregate of approximately $54,000 in commissions to Paramount in connection with the offering. We also paid to Paramount $35,000 as a non-accountable expense allowance. In addition, we issued to Paramount five-year warrants to purchase an aggregate of approximately 492,416 shares of common stock, which are exercisable at a price of $0.80 per share. Dr. Rosenwald participated in this financing, through a family investment partnership, of which he is the managing member.

Total Potential Investor Profit From Preferred Stock

The table below sets forth the total possible investor profit arising from the private placement of our Series A Convertible Preferred Stock on April 9, 2008. As stated in the table, the investors purchasing our Series A Convertible Preferred Stock received an aggregate discount of $1,154,833.40 from the market price of our common stock on April 8, 2008.

Series A Convertible Preferred Stock

Market Price of Common Stock on April 8, 2008*	Fixed Conversion Price of Series A Stock	Total Number of Shares of Common Stock Underlying Series A Stock	Total Market Price of Shares Underlying Series A Stock	Aggregate Conversion Price of Shares at Fixed Conversion Price	Total Discount for Series A Purchasers
$0.80	$0.60	5,774,167	$4,619,333.60	$3,464,500.20	$1,154,833.40

* The final closing of the Series A Convertible Preferred Stock private placement occurred on April 9, 2008.

The table below sets froth the total possible investor profit arising from the conversion of our senior convertible promissory notes into shares our Series B Convertible Preferred Stock on March 14, 2008.

Series B Convertible Preferred Stock

Market Price of Common Stock on March 13, 2008*	Fixed Conversion Price of Series B Stock	Total Number of Shares of Common Stock Underlying Series B Stock	Total Market Price of Shares Underlying Series B Stock	Aggregate Conversion Price of Shares at Fixed Conversion Price	Total Premium for Series B Purchasers
$0.80	$3.80	896,096	$716,876.80	$3,405,164.80	$2,688,288

* The Company issued the shares of Series B Convertible Preferred Stock upon the conversion of its senior convertible promissory notes on March 14, 2008.

Summary of Proceeds

The following table sets forth both our gross and net proceeds from the private placement of our Series A Convertible Preferred Stock on April 9, 2008, as well as our net proceeds less the aggregate discount for the investors purchasing our Series A Convertible Preferred Stock.

Aggregate Gross Proceeds	Placement Agent Fees and Commissions	Aggregate Net Proceeds to Company	Total Discount for Series A Purchasers	Net Proceeds Less Total Discount for Series A Purchasers
$2,959,500	$242,000	$2,717,500	$1,154,833.40	$1,562,666.60

All of our senior convertible promissory notes were converted into shares of Series B Convertible Preferred Stock on March 14, 2008, thus we did not receive any proceeds upon the issuance of its Series B Convertible Preferred Stock. However, we did receive proceeds upon the original issuance of our senior convertible preferred notes on June 27, 2007 and July 3, 2007. Please note that the conversion price of the senior convertible preferred notes did not contain a discount provision.

Senior Convertible Promissory Notes

Aggregate Gross Proceeds	Placement Agent Fees and Commissions	Aggregate Net Proceeds to Company
$3,700,000	$256,025	$3,443,975

Other Information

We do not have any information that states any of the selling shareholders have existing short positions on our common stock.

Rule 415 and Registration of Shares for Resale

We are only able to register a portion of the shares of common stock underlying our Series A Convertible Preferred Stock and related investor and placement agent warrants because of Rule 415. Pursuant to the SEC's application of Rule 415, we are only able to register shares equal to one-third of the shares of common stock held by non-affiliates prior to this offering. Thus, this prospectus covers 1,307,581 shares of our common stock underlying our Series A Convertible Preferred Stock, investor warrants, and placement agent warrants.

Conversion of Promissory Notes and Issuance of Series B Convertible Preferred Stock

As a condition to the initial closing of the private placement, the majority of the holders of the June 29, 2007 and July 3, 2007 convertible promissory notes agreed to convert such notes, together with accrued interest, into approximately 3,410 shares of our newly-designated Series B Convertible Preferred Stock. The holders received one share of Series B Convertible Preferred Stock for each $1,000 of principal and unpaid accrued interest on their notes. Thus, our outstanding convertible notes were cancelled and converted into shares of our Series B Convertible Preferred Stock on March 14, 2008. Pursuant to the terms of the conversion, any unpaid accrued interest was added to the principal of the outstanding note and the sum was used to determine the number of shares of Series B Convertible Preferred Stock to be issued to the former note holder. For instance, if an investor held a senior convertible promissory note in the amount of $10,000 and such note had unpaid accrued interest of $570, the principal and interest were aggregated to equal $10,570 and the investor received 10.570 shares of Series B Convertible Preferred Stock. The table below lists each former note holder’s name, the amount of principle of each former note holder’s note as issued by us in June or July of 2007, and the amount of accrued interest as of the close of business on March 13, 2008, the day before the unpaid accrued interest of the note was converted into Series B Preferred Stock.

Investors Holding Promissory Notes on March 13, 2008, Accrued Interest, and Shares of Series B Convertible Preferred Stock Received Upon Note Conversion

Investor Name	Amount of Convertible Promissory Note	Accrued Interest Through March 13, 2008	Shares of Series B Convertible Preferred Stock Received Upon Note Conversion
Neel B. Ackerman and Martha N. Ackerman	$200,000.00	$11,396	211.396
Vincent M. Aita	$10,000.00	$570	10.570
Jesus A. Anaya	$25,000.00	$1,402	26.402
Lucille S. Ball Irrevocable Trust, Richard L. Clarkson, Trustee	$85,000.00	$4,766	89.766
Lee P. Bearsch	$50,000.00	$2,803	52.803
David Benadum	$20,000.00	$1,140	21.140
Frank Calcutta	$150,000.00	$8,547	158.547
Duane Clarkson	$65,000.00	$3,644	68.644
Clarkson Trust, Richard L. Clarkson, Trustee	$50,000.00	$2,803	52.803
Cranshire Capital, LP	$250,000.00	$14,017	264.017
CSA Biotechnology Fund I, LLC	$1,250,000.00	$71,228	821.228	(1)
Michael Cushing	$50,000.00	$2,803	52.803
Ennino DePianto	$25,000.00	$1,402	26.402
Praful Desai	$75,000.00	$4,273	79.273
Gregg Dovolis	$75,000.00	$4,273	79.273
John O. Dunkin	$50,000.00	$2,849	52.849
Franz Family Trust, David and Nicole Franz, Trustees	$25,000.00	$1,424	26.424
Stephen Gerber	$100,000.00	$5,698	105.698
Daniel E. Greenleaf	$17,500.00	$997	18.497
Robert Guercio	$75,000.00	$4,273	79.273
Robert Joseph	$25,000.00	$1,402	26.402
Ronald P. Laurain	$25,000.00	$1,424	26.424
Stephen H. Lebovitz	$25,000.00	$1,424	26.424
Brian Lenz	$5,000.00	$285.285		(2)
S. Alan Lisenby	$150,000.00	$8,547	158.547
Joe Nitti	$10,000.00	$561	10.561
Thomas & Denise M. Nudo	$225,000.00	$12,820	237.820
Alan Platner	$25,000.00	$1,402	26.402
David Pudelsky & Nancy Pudelsky	$30,000.00	$1,709	31.709
Louis R. Reif	$80,000.00	$4,558	84.558
Suzanne Schiller	$25,000.00	$1,424	26.424
George L. Seward	$25,000.00	$1,402	26.402
Jerome Shinkay	$25,000.00	$1,424	26.424
William Silver	$25,000.00	$1,424	26.424
Vernon L. Simpson	$25,000.00	$1,402	26.402
Lucile Slocum	$80,000.00	$4,558	84.558
Pershing LLC as Custodian for Howard M. Tanning	$125,000.00	$7,122	132.122
Carolyn Taylor	$100,000.00	$5,698	105.698
Michael Weiser	$10,000.00	$570	10.570
M.H. Yokoyama & J.S. Venuti Family Trust dated 4/95	$12,500.00	$701	13.201

(1)
CSA Biotechnology Fund I, LLC, invested $500,000 in our private placement of the Series A Convertible Preferred Stock and, pursuant to the terms of the Series B Convertible Preferred Stock, converted an amount equal to such investment on a dollar-for-dollar basis from Series B Convertible Preferred Stock into Series A Preferred Stock. Thus, CSA Biotechnology Fund’s number of shares of Series B Convertible Preferred Stock was reduced by the amount converted into Series A Convertible Preferred Stock.

(2)
Brian Lenz, our Former Chief Financial Officer, invested $5,000 in our private placement of Series A Convertible Preferred Stock and, pursuant to the terms of the Series B Convertible Preferred Stock, converted an amount equal to such investment on a dollar-for-dollar basis from Series B Convertible Preferred Stock into Series A Preferred Stock. Thus, Mr. Lenz’s number of shares of Series B Convertible Preferred Stock was reduced by the amount converted into Series A Convertible Preferred Stock.

Conversion of Notes Held by Officers and Directors

Brian Lenz, our Former Chief Financial Officer, and Michael Weiser, one of our directors, both invested in our offering of senior convertible promissory notes in June and July 2007. Mr. Lenz was issued a senior convertible promissory note in the amount of $5,000. Upon the conversion of Mr. Lenz’s note into shares of our Series B Convertible Preferred Stock on March 14, 2008, the note had accrued $285 in interest. Mr. Lenz purchased 5 shares of our Series A Convertible Preferred Stock on April 9, 2008. Pursuant to the terms of the Series B Convertible Preferred Stock, as set forth in our Certificate of Designation filed with the Delaware Secretary of State (filed as Exhibit 3.1 to the Company's Form 8-K filed on March 20, 2008), Mr. Lenz converted an equal amount of his Series B Convertible Preferred Stock into shares of Series A Convertible Preferred Stock on a dollar-for-dollar basis. Thus, Mr. Lenz currently holds 10 shares of our Series A Convertible Preferred Stock and 0.285 shares of our series B Convertible Preferred Stock. Mr. Weiser was issued a senior convertible promissory note in the amount of $10,000. Upon the conversion of Mr. Weiser’s note into shares of the Company’s Series B Convertible Preferred Stock on March 14, 2008, the note had accrued $570 in interest. Mr. Weiser currently hold 10.57 shares of our Series B Convertible Preferred Stock.

RISK FACTORS

Risks Related to Our Business

We urgently require immediate additional financing in order to continue the development of our products and otherwise develop our business operations. Such financing may not be available on acceptable terms, if at all.

Following the completion of our private placement of our Series A Convertible Preferred Stock, we believe that our current capital will be adequate to fund our operations through the third quarter of 2008. However, changes may occur that would consume available capital resources before that time. Our combined capital requirements will depend on numerous factors, including: costs associated with our drug development process, and costs of clinical programs, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of any potentially related litigation or other dispute, acquisition of technologies, costs associated to the development and regulatory approval progress of our drug compounds, costs relating to milestone payments to our licensors, license fees and manufacturing costs, the hiring of additional people in the clinical development and business development areas. We will most likely require additional financing by as early as the third quarter of 2008 in order to continue operations. The most likely source of such financing includes private placements of our equity or debt securities or bridge loans to us from third party lenders, or by potentially sublicensing our rights to our products.

Additional capital that may be needed by us in the future may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail our development programs, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, or potential markets that we would not otherwise relinquish. Alternatively, we may be required to cease our operations altogether, in which case our stockholders may lose their entire investment in our company.

Our management anticipates incurring losses for the foreseeable future.

Since inception, the Company has incurred an accumulated deficit of $42,513,278 through March 31, 2008. For the three months ended March 31, 2008 and 2007, the Company had losses from continuing operations of $3,080,981 and $2,256,778, respectively, and used $1,060,445 and $1,347,108 of cash in continuing operating activities for the three months ended March 31, 2008 and 2007, respectively. For the three months ended March 31, 2008 and 2007, the Company had a net loss of $3,080,981 and a net loss of $2,518,253 (which included $2,256,778 from continuing operations), respectively. As of March 31, 2008, the Company had a working capital deficit of $2,801,606 and cash and cash equivalents of $305,561. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably.

We have no meaningful operating history on which to evaluate our business or prospects.

We commenced operations in October 2000 through our former Chiral Quest business, which we sold in July 2007. In August 2004, we determined to become engaged in the drug development business and acquired rights to our first two drug candidates in October 2005 through our acquisition of Greenwich Therapeutics. In March 2007, we acquired the rights to our third drug candidate from Fiordland Pharmaceuticals, Inc. Therefore, we have only a limited operating history on which you can base an evaluation of our business and prospects. Accordingly, our business prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as drug development, fine chemical, pharmaceutical and biotechnology markets.

Our operating results will fluctuate, making it difficult to predict our results of operations in any future period.

As we develop our business, we expect our operating results to vary significantly from quarter-to-quarter. As a result, quarter-to-quarter comparisons of our operating results may not be meaningful. In addition, due to the fact that we have little or no significant operating history with our new technology, we cannot predict our future revenues or results of operations accurately. Our current and future expense levels are based largely on our planned expenditures.

A small group of persons is able to exert significant control over us.

Dr. Lindsay A. Rosenwald is the chairman and sole owner of Paramount BioCapital, Inc. and such affiliates. Dr. Rosenwald beneficially owns approximately 11.6% of our outstanding common stock, and several trusts for the benefit of Dr. Rosenwald and his family beneficially own 6.6% of our outstanding common stock. Although Dr. Rosenwald does not have the legal authority to exercise voting power or investment discretion over the shares held by those trusts, he nevertheless may have the ability to exert significant influence over us.

From the rights we have obtained to develop and commercialize our drug candidates, we will require significant additional financing, which may not be available on acceptable terms and will significantly dilute your ownership of our common stock.

We will not only require additional financing to develop and bring the drug to market. Our future capital requirements will depend on numerous factors, including:

•
the terms of our license agreements pursuant to which we obtain the right to develop and commercialize drug candidates, including the amount of license fees and milestone payments required under such agreements;

•	the results of any clinical trials;

•	the scope and results of our research and development programs;

•	the time required to obtain regulatory approvals;

•	our ability to establish and maintain marketing alliances and collaborative agreements; and

•	the cost of our internal marketing activities.

We require significant additional capital in the immediate near future to operate our business. The most likely source of such financing includes private placements of our equity or debt securities or bridge loans to us from third party lenders. If adequate funds are not available, we will be required to delay, scale back or eliminate a future drug development program or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies or products that we would not otherwise relinquish. In addition, if we do not receive substantial additional capital in the immediate near future, we may also be required to cease operations altogether, in which case you would likely lose all of your investment.

We will continue to experience significant negative cash flow for the foreseeable future and may never become profitable.

Because drug development takes several years and is extremely expensive, we expect that our drug development subsidiary will incur substantial losses and negative operating cash flow for the foreseeable future, and may never achieve or maintain profitability, even if we succeed in acquiring, developing and commercializing one or more drug candidates. In connection with our proposed drug development business, we also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	acquire the rights to develop and commercialize a drug candidate;

•	undertake pre-clinical development and clinical trials for drug candidates that we acquire;

•	seek regulatory approvals for drug candidates

•	implement additional internal systems and infrastructure;

•	lease additional or alternative office facilities; and

•	hire additional personnel.

Our drug development business may not be able to generate revenue or achieve profitability. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

If we are not able to obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidates that we acquire, we will not be able to sell those products.

We will need FDA approval to commercialize drug candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of a drug candidate, we will be required to first submit to the FDA for approval an IND, which will set forth our plans for clinical testing of a particular drug candidate.

When the clinical testing for our product candidates is complete, we will then be required to submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration will require significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, a drug candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may still ultimately reject an NDA. Failure to obtain FDA approval of a drug candidate will severely undermine our business development by reducing our ability to recover the development costs expended in connection with a drug candidate and realize any profit from commercializing a drug candidate.

In foreign jurisdictions, we will be required to obtain approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Assuming we are able to acquire the rights to develop and commercialize a product candidate, we will be required to expend significant time, effort and money to conduct human clinical trials necessary to obtain regulatory approval of any product candidate. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of any product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

The results of any clinical trial may not support the results of pre-clinical studies relating to our product candidate, which may delay development of any product candidate or cause us to abandon development altogether.

Even if any clinical trials we undertake with respect to a future product candidate that we acquire are completed as planned, we cannot be certain that their results will support the findings of pre-clinical studies upon which a development plan would be based. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure may cause us to delay the development of a product candidate or even to abandon development altogether. Such failure may also cause delay in other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If physicians and patients do not accept and use our drugs after regulatory approvals are obtained, we will not realize sufficient revenue from such product to cover our development costs.

Even if the FDA approved any product candidate that we acquired and subsequently developed, physicians and patients may not accept and use them. Acceptance and use of the product candidates we acquire (if any) will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because our drug development business plan contemplates that substantially all of any future revenues we will realize will result from sales of product candidates that we develop, the failure of any of drugs we acquire and develop to find market acceptance would significantly and adversely affect our ability to generate cash flow and become profitable.

We intend to rely upon third-party researchers and other collaborators who will be outside our control and may not devote sufficient resources to our projects.

We intend to collaborate with third parties, such as drug investigators, researchers and manufacturers, in the development of any product candidate that we acquire. Such third parties, which might include universities and medical institutions, will likely conduct the necessary pre-clinical and clinical trials for a product candidate that we develop. Accordingly, our successful development of any product candidate will likely depend on the performance of these third parties. These collaborators will not be our employees, however, and we may be unable to control the amount or timing of resources that they will devote to our programs. For example, such collaborators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us in the future. If our collaborators were to assist our competitors at our expense, the resulting adverse impact on our competitive position could delay the development of our drug candidates or expedite the development of a competitor’s candidate.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We do not currently have, and have no current plans to develop, the capability to formulate or manufacture drugs. Rather, we intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies that will be needed for any clinical trials we undertake. If we received FDA approval for any product candidate, we would rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers will expose us to the following risks:

•
We may be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

If we are not able to successfully compete against other drug companies, our business will fail.

The market for new drugs is characterized by intense competition and rapid technological advances. If any drug candidate that we develop receives FDA approval, we will likely compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost or with fewer side-effects. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will be competing against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Risks Related to Our Securities

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times at prices that you feel are appropriate.

Trading of our common stock, which is conducted on the OTC Bulletin Board, has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” it will be more difficult for you to sell shares of our common stock.

In addition, our common stock is considered a “penny stock” under SEC rules because it has been trading on the OTC Bulletin Board at a price lower than $5.00. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers also must provide customers that hold penny stocks in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to you in violation of the penny stock rules, you may be able to cancel your purchase and get your money back. The penny stock rules may make it difficult for you to sell your shares of our stock, however, and because of the rules, there is less trading in penny stocks. Also, many brokers simply choose not to participate in penny-stock transactions. Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,”  “could,”  “should,”   “anticipate,”  “believe,”  “estimate,”  “expect,”  “intend,”  “plan,”  “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of the common stock owned by the selling stockholders as of July 31, 2008, and after giving effect to this offering. The percentage indicated for each selling stockholder in the column entitled “percentage beneficial ownership after the offering” assumes the sale of all the shares offered by this prospectus.

Shares Issued Pursuant to Private Placement of Series A Convertible Preferred Stock

			Number of Shares of Common Stock Issuable Upon:		Of the Shares Issuable the Following Shares are Registered in This Prospectus:
Selling Stockholder	Shares Beneficially Owned Before Offering		Conversion of Series A Convertible Preferred Stock	Exercise of Warrants +	Shares Issuable Upon Conversion of Series A Convertible Preferred Stock	Shares Issuable Upon Exercise of Warrants +	Percentage Beneficial Ownership After Offering
AB Capital, L.P. (a)	150,000		100,000	50,000	14,285	7,142	-
Adams Market Neutral, LLLP(b)	75,000		50,000	25,000	7,142	3,571	-
Fernando Ahumada	107,466	(1)	66,667	33,333	9,563	4,762	*
Jorge Ahumada	59,332	(2)	33,333	16,667	4,762	2,381	*
Balanced Investment, LLC(c)	220,833		125,000	62,500	17,856	8,928	*
Alp Benadrete	56,250		37,500	18,750	5,375	2,687	-
Izzet Benadrete	125,000		83,333	41,667	11,904	5,952	-
Capretti Grandi, LLC(d)	1,375,000	(3)	833,333	416,667	119,040	59,520	-
Tim P. Cooper	50,000		33,333	16,667	4,762	2,381	-
Russell H. Ellison	25,000		16,667	8,333	2,381	1,190	-
Rifat Eskenazi	170,000		113,333	56,667	16,189	8,095	-
Steven T. Glass	62,500		41,667	20,833	5,952	2,976	-
Ben Heller	200,000		133,333	66,667	19,046	9,523	-
Elliot H. Herskowitz IRA Rollover	154,156	(4)	83,333	41,667	11,904	5,952	*
Neil Herskowitz IRA Rollover	162,434	(5)	83,333	41,667	11,904	5,952	*
High Glen Properties Limited(e)	250,000		166,667	83,333	23,808	11,904	-
David Jaroslawicz	208,000	(6)	133,333	66,667	19,046	9,523	*
Daniel U. Kelves & BettyAnn Kelves	15,833		8,333	4,167	1,190	595	*
Charles Hartman King	62,500		41,667	20,833	5,952	2,976	-
CSA Biotechnology Fund II, LLC(f)	1,965,014	(7)	1,666,667	833,333	238,080	119,040	*
Klaus Kretschmer	500,000		333,334	166,667	47,616	23,808	-
Nicholas B. Kronwall Trust Dated 11/12/69	42,133		16,667	8,333	2,381	1,910	*
Brian Lenz	80,238	(8)	16,667	8,333	2,381	1,910	*
Javier Livas	25,000		16,667	8,333	2,381	1,910	-
Harris Lydon	292,270	(9)	16,667	8,333	2,381	1,910	*
Susan and Harry Newton, JTWROS	125,000		83,333	41,667	11,904	5,952	-
Mario Pasquel and Begona Miranda	32,388	(10)	16,667	8,333	2,381	1,910	*
Neal Polan	62,500		41,667	20,833	5,952	2,976	-
Elke R de Ramirez	28,312	(11)	16,667	8,333	2,381	1,910	*
Riverside Contracting, LLC(g)	402,156	(12)	250,000	125,000	35,712	17,856	*
Robert Roth	25,000		16,667	8,333	2,381	1,910	-
Roberto Segovia	27,004		15,000	7,500	2,143	1,071	*
South Ferry #2 LP(h)	1,316,666		833,333	416,667	119,040	59,520	*
Starlight Investment Holdings Limited(i)	250,000		166,667	83,333	23,808	11,904	*
Tokenhouse Trading PTE Ltd.(j)	183,915	(13)	83,333	41,667	11,904	5,952	*
Lindsay A. Rosenwald	626,002	(14)	-	251,666	-	35,950	4.0
Karl Ruggeberg	40,667		-	40,667	-	5,809	-
Julstin Welling	1,667		-	1,667	-	238	-
Ece Marcelli	23,416		-	23,416	-	3,345	-

+ Warrants listed here are excluded from mention in the footnotes below.
* Less than 1%.
(1) Includes warrant to purchase 2,133 shares.
(2) Includes warrant to purchase 2,666 shares.
(3) Dr. Lindsay Rosenwald is a controlling executive of Capretti Grandi, LLC. Based on a Schedule 13G/A filed on December 31, 2007, and Dr. Rosenwald may also be deemed to beneficially own the following securities (which are not included in the table above for Capretti): (i) 128,548 shares issuable upon the exercise of warrants; and (ii) 39,283 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member.
(4) Includes: (i) 2,000 shares owned by Mr. Herskowitz; and (ii) 27,156 shares owned by Riverside Contracting, LLC, of which Mr. Heskowitz is a co-owner.
(5) Includes: (i) 10,278 shares owned by Mr. Herskowitz; and (ii) 27,156 shares owned by Riverside Contracting, LLC, of which Mr. Herskowitz is a co-owner and has dispositive control of such shares.
(6) Includes warrant to purchase 8,000 shares.
(7) Includes warrant to purchase 416,667 shares. Stockholder also owns 821,228 shares of the Series B Convertible Preferred Stock, which is convertable into 216,112 shares of common stock and holds a warrant to purchase 82,236 shares.
(8) In addition to the shares being registered, represents: (i) shares issuable upon exercise (at a price of $0.54 per share) of an option to purchase 1,500 shares; (ii) shares issuable upon exercise (at a price of $0.54 per share) of an option to purchase 2,500 shares; (iii) shares issuable upon exercise (at a price of $0.54 per share) of an option, 6,000 shares of which were vested as of January 24, 2008; (iv) shares issuable upon exercise (at a price of $0.54 per share) of an option 6,667 shares of which vested as of November 29, 2007; (v) shares issuable upon exercise (at a price of $0.54 per share) of an option, of which 6,667 shares were vested as of March 31, 2008; (vi) shares issuable upon exercise (at a price of $0.54 per share) of an option, of which 3,334 shares were vested on May 11, 2008; (vii) 1,500 shares of common stock; and (viii) shares issuable upon exercise (at a price of $0.54 per share) of an option, 26,667 of which were vested as of June 13, 2008. Stockholder also owns .285 shares of series B Convertable Preferred Stock, which is convertible into 75 shares of common stock, and holds a warrant to purchase 328 shares. Mr. Lenz is our Former Chief Financial Officer.
(9) Includes warrants to purchase 39,285 shares.
(10) Includes warrants to purchase 2,240 shares.
(11) Includes warrants to purchase 1,015 shares.
(12) Includes 27,156 shares owned by Stockholder. It does not include: (i) 2,000 shares owned by Elliot Herskowitz, co-owner of Stockholder; or (ii) 10,278 shares owned by Neil Herskowitz, a co-owner of Stockholder.
(13) Includes warrants to purchase 17,249 shares.
(14) In addition to the shares being registered, represents: (i) 204,400 shares owned by stockholder; (ii) 128,548 shares issuable upon exercise of warrants; and (iii) 39,283 shares held by Paramount BioSciences, LLC, of which stockholder is the sole member. It does not include shares held by Capretti Grandi as otherwise disclosed in this table.

(a) Trygue Mikkelsen, Managing Partner of AB Capital, LP, has voting and/or dispositive control over the shares held by such selling shareholder.
(b) Patrick Adams, Managing Partner of Adams Market Neutral, LLLP, has voting and/or dispositive control over the shares held by such selling shareholder.
(c) Alonso Diaz, the Investment Adviser of Balanced Investment, LLC, has voting and/or dispositive control over the shares held by such selling shareholder.
(d) Lindsay A. Rosenwald, the Member Manager of Capretti Grandi, LLC, has voting and/or dispositive control over the shares held by such selling shareholder.
(e) David Ulmer, Vice President of High Glen Properties Limited, has voting and/or dispositive control over the shares held by such selling shareholder.
(f) Madding King, the Managing Member of CSA Biotechnology Fund II, LLC, has voting and/or dispositive control over the shares held by such selling shareholder.
(g) Neil Herskowitz, the Managing Member of Riverside Contracting, LLC, has voting and/or dispositive control over the shares held by such selling stockholder
(h) Morris Wolfson, Portfolio Manager at South Ferry #2, LP, has voting and/or dispositive control over the shares held by such selling stockholder.
(i) David Jenner and Nicola Hodge, Directors of Starlight Investment Holding Limited, have voting and/or dispositive control over the shares held by such selling shareholder.
(j) The following persons share voting and investment control over the shares held by such selling stockholder: Angela Alabons, Rocio Benalcazar, Sonja Beskid, Monique Bhullar, Veronica Boss, Jonathan Boroski, Kay Bower, Ingrid Boyd, Isabelle Cadosch, Anne Davidsson, Angela Delgado, Daniel Des Roches, Juliet Diaz Wiederkehr, Gordana Djurin, Yuko Eggmann-Murakami, Gordana Elliott, Jeremias Fernandes, Raelene Gabrielli, Helen Godwin, Christine Green, Shakera Johnson, Tanya Knowles, Cristina Lepori, Laura Lees, Terence Loh, Tim Parkinson, Gayathri Perera, Cecile Pernet, Marek Ponte, Rita Serena, Lisa Siu, Nina Stanic, Kenton Strachan, Monica Stricker, Rave Thlagarajan, Evelyn Tay, Laura Thompson, Oksana Thorn, Noel Took, Stephen Upton, Oilvija Vencov, Daved Van Heerden, Narae Walks, Steven Weekes, Maria Weigel, Adzam Yosuf, or Jasmina Zivkovic.

PRIOR TRANSACTIONS BETWEEN ISSUER AND THE SELLING SHAREHOLDERS

In our previous financing transactions, we have sold securities to several of the selling shareholders listed in the table above. The following table sets forth the selling shareholders from our recent private placement of preferred stock and any prior transactions with the selling shareholders participating in our recent private placement of preferred stock. Please note that all share amounts and stock prices reflect post-split numbers. Please also note that the "Number of Shares Issuable upon Conversion of Series A" and the "Number of Shares Issuable upon Exercise of Warrants" includes all of the shares issuable which is greater than the number of shares registered for resale in this prospectus. On April 8, 2008, the market price of our common stock was $0.80. On August 6, 2008, the market price at closing was $0.51.

Selling Shareholders Owning Series A Convertible Preferred Stock

CURRENT TRANSACTION				PRIOR TRANSACTIONS
Name	Shares Beneficially Owned Before Offering	No. of Shares Issuable upon conversion of Series A	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants
AB Capital, L.P.	150,000	100,000	50,000
Adams Market Neutral, LLLP	75,000	50,000	25,000
Fernando Ahumada	107,466	66,667	33,333	A	7,466	5,333	2,133
Jorge Ahumada	59,332	33,333	16,667	A	9,333	6,666	2,666
Balanced Investment	220,833	125,000	62,500	A	48,666	13,333	5,333
Alp Benadrete	56,250	37,500	18,750
Izzet Benadrete	125,000	83,333	41,667
Capretti Grandi, LLC	1,375,000	833,333	416,667
Tim P. Cooper	50,000	33,333	16,667
Russell H. Ellison	25,000	16,667	8,333
Rifat Eskenazi	170,000	113,333	56,667
Steven T. Glass	62,500	41,667	20,833
Ben Heller	200,000	133,333	66,667
Elliot H. Herskowitz IRA Rollover	154,156	83,333	41,667
Neil Herskowitz IRA Rollover	162,434	83,333	41,667
High Glen Properties Limited	250,000	166,667	83,333
David Jaroslawicz	200,000	133,333	66,667	A	8,000	-	8,000
Daniel U. Kelves & BettyAnn Kelves	15,833	8,333	4,167	A	4,666	3,333	1,333
Charles Hartman King	62,500	41,667	20,833
CSA Biotechnology Fund II	2,916,667	1,666,667	833,333	D	715,015	216,112	82,236
Klaus Kretschmer	500,000	333,333	166,667	C	54,000	40,000	14,000
Nicholas B. Kronwall Trust Dated 11/12/69	25,000	16,667	8,333	A	11,416	3,333	1,333	C	11,516	5,000	1,750
Brian Lenz	80,238	16,667	8,333	D	55,238	75	328
Javier Livas	25,000	16,667	8,333
Harris Lydon	292,270	16,667	183,333	A	7,407	-	4,766	D	92,270	-	32,895
Susan and Harry Newton, JTWROS	125,000	83,333	41,667	A	41,500	2,000	8,000	C	41,500	2,000	8,000
Mario Pasquel and Begona Miranda	32,388	16,667	8,333	A	6,481	3,333	1,333
Neal Polan	62,500	41,667	20,833
Elke R de Ramirez	28,312	16,667	8,333	A	3,313	1,333	5,333
Riverside Contracting, LLC	402,156	250,000	125,000	A	40,922	6,666	2,626	C	40,922	20,000	7,000
Robert Roth	25,000	16,667	8,333
Roberto Segovia	27,004	15,000	7,500	A	6,490	2,666	1,066
South Ferry #2 LP	1,316,666	833,333	416,667
Starlight Investment Holdings Limited	250,000	166,667	83,333
Tokenhouse Trading PTE Ltd.	183,915	83,333	41,667	A	58,916	13,333	5,333	C	58,916	15,000	5,250

Lindsay A. Rosenwald	636,002	-	251,666	A	342,599	-	61,629	C	347,099	-	4,500
Lindsay A. Rosenwald				B	342,599	115,619	27,000	D	384,336	-	12,105
Karl Ruggeberg	40,667	-	40,667	A	5,924	-	3,283	C	4,942	-	4,942
Karl Ruggeberg				B	5,924	2,141	500

Justin Welling	1,667	-	1,667
Ece Marcelli	23,416	-	23,416

PRIOR TRANSACTIONS WITH AFFILIATED PARTIES

CURRENT TRANSACTION				PRIOR TRANSACTIONS
Name	Shares Beneficially Owned Before Offering	No. of Shares Issuable upon conversion of Series A	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants	Transaction	Shares Beneficially Owned Before Offering	Common Stock	No. of Shares Issuable upon Exercise of Warrants

Michael D. Becker	5,000	-	-
Stephen C. Rocamboli	95,840	-	-	B	86,333	61,663	14,400
Edward C. Bradley, M.D.	47,667	-	-
Johnson Y.N. Lau, M.D., Ph.D.	33,000	-	-
Paramount BioCapital Investments LLC				B	39,283	39,283	-
Lester Lipschutz	1,054,136	-	-	B	1,054,136	699,283	163,300
Michael Weiser	200,601	-	-	B	189,206	119,901	28,000	D	200,601	2,781	657

Transaction Notes

A - October 2005 Private Placement - 4,672,951 shares were outstanding prior to this transaction; 2,541,106 of which were held by non-affiliates. 1,117,997 shares of common stock and 558,997 shares issuable upon exercise of warrants (exercisable at $10.00) were issued in this offering. Shares issued were approximately 39.6% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $8.50 immediately prior to this offering. The purchase price for the shares in the offering was $7.50.

B - Shares issued to former stockholders of Greenwich Therapeutics, Inc. - 4,672,951 shares were outstanding prior to this transaction; 2,541,106 of which were held by non-affiliates. 1,712,879 shares of common stock and 400,000 shares issuable upon exercise of warrants (exercisable at $14.10) were issued in this offering. Shares issued were approximately 67.4% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $8.50 immediately prior to this offering. The purchase price for the shares in the offering was valued at $7.00 per share.

C - October 2006 Private Placement - 5,462,111 shares were outstanding prior to this transaction; 3,176,236 of which were held by non-affiliates. 789,160 shares of common stock and 315,664 shares issuable upon exercise of warrants (exercisable at $7.30) were issued  in this offering. Shares issued were approximately 24.8% of the number of shares held by non-affiliates. The market (closing) price of the common stock was $5.80 immediately prior to this offering. The purchase price for the shares in the offering was $5.00.

D - Issuance of Series B Convertible Preferred Stock in March 2008 - 5,461,644 shares were outstanding prior to this transaction, 3,882,202 of which were held by non-affiliates. 896,096 shares of common stock, underlying 3,405.165 shares of Series B Convertible Preferred Stock, are issuable upon conversion of the Series B Convertible Preferred Stock at a price of $3.80 per share of common stock. 243,397 shares of common stock are issuable at a price of $4.00 per share upon exercise of warrants issued to the holders of the Series B Convertible Preferred Stock at the time of their purchase of the formerly-outstanding senior convertible promissory notes in June and July 2007. The market (closing) price of the common stock was $3.80 at the time of the sale of the convertible promissory notes in June and July 2007 and $1.20 immediately prior to the conversion of the convertible promissory notes on March 14, 2008.

Comparison of Registered Shares to Outstanding Shares

The following table sets forth: (i) the number of shares of our common stock held by persons other than the selling shareholders listed above, their affiliates, or our affiliates; (ii) the number of shares of our common stock registered for resale by the selling shareholders in prior prospectuses; (iii) the number of shares of our common stock registered for resale by the selling shareholders in prior prospectuses that continue to be held by the selling shareholders; (iv) the number of shares of our common stock registered for resale by the selling shareholders that have been sold in resale transactions; and (v) the number of shares of our common stock registered for resale on behalf of the selling shareholders in this prospectus. Please note that except for the column titled “Shares of Common Stock Registered for Resale on Behalf of Selling Shareholders in This Prospectus,” the table below does not reflect any shares of our common stock underlying any convertible securities, options or warrants. We included the shares underlying our Series A and Series B Convertible Preferred Stock in the “Shares of Common Stock Registered for Resale on Behalf of Selling Shareholders in This Registration Statement” column because all of the shares registered for resale in this prospectus are issuable upon conversion of our preferred stock. The table was prepared based on the most recent representations of the shareholders.

Shares of Common Stock Held by Persons Other Than Selling Shareholders	Shares of Common Stock Registered for Resale by Selling Shareholders in Prior Prospectuses	Shares of Common Stock Registered for Resale by Selling Shareholders in Prior Prospectuses that Continue to be Held by Selling Shareholders	Shares of Common Stock Registered for Resale by Selling Shareholders in Prior Prospectuses that Have been Sold in Resale Transactions	Shares of Common Stock Registered for Resale on Behalf of the Selling Shareholders in this Prospectus
3,882,202	482,387	339,058	143,239	1,307,581

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule. The number of shares registered for resale in this prospectus has been limited pursuant to Rule 415. We have only registered for resale a percentage of the shares of common stock underlying our Series A convertible preferred stock and related warrants.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus and all other shares that are issuable upon the exercise or conversion of convertible securities, there will be 19,342,984 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act), pursuant to this prospectus of Rule 144.

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Securities Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least six months from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers. Affiliates may only sell in any three month period that number of shares that does not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After one year has elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation, as amended to date, authorizes us to issue up to 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of the date of this prospectus, we have 5,461,644 shares of Common Stock issued and outstanding, 3,464.5 shares of Series A Convertible Preferred Stock issued and outstanding, and 3,405.165 shares of Series B Convertible Preferred Stock issued and outstanding. The transfer agent and registrar for our capital stock is Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota. On March 13, 2008, we filed a Certificate of Designation with the Secretary of State of the State of Delaware establishing our Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock.

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our Common Stock do not have any cumulative voting rights. Common stockholders are entitled to share ratably in any dividends that may be declared from time to time on the Common Stock by our Board of Directors from funds legally available for dividends. Holders of Common Stock do not have any preemptive right to purchase shares of Common Stock. There are no conversion rights or sinking fund provisions for our Common Stock.

Description of the Series A Convertible Preferred Stock

Conversion Ratio

We issued an aggregate of 3,464.5 shares of our newly-designated Series A Convertible Preferred Stock (the “Series A Stock”) on March 14 and April 9, 2008. The offering price per share of Series A Stock was $1,000. The initial conversion ratio of the Series A Stock was one share of Common Stock for $0.06 (the “Series A Conversion Ratio”). The Series A Conversion Ratio is subject to standard anti-dilution adjustments for corporate events, including but not limited to stock splits, combinations and recapitalizations. Pursuant to our reverse 1-for-10 stock split, the Series A Conversion Ratio has been adjusted to one share of Common Stock for $0.60. The Series A Stock shall convert to Common Stock upon the earlier of (i) the holder’s election to convert the Series A Stock and the conversion shall occur at a price equal to the Conversion Ratio, or (ii) the closing sale price of the Common Stock equaling at least $0.38 per share (or $3.80 per share pursuant to our 1-for-10 reverse stock split), as adjusted for stock splits, combinations, and similar events, for 20 consecutive Trading Days and such conversion shall occur at a price equal to the Conversion Ratio.

Voting Rights

The holders of shares of Series A Stock will vote together with all other holders of our voting stock on all matters submitted to a vote of holders generally, with the holder of each share of Series A Stock being entitled to one vote for each share of Common Stock into which such shares of Series A Stock could then be converted.

Dividend

The Series A Stock shall be entitled to an annual dividend equal to 6% of the applicable issuance price per annum, payable semi-annually in cash or shares of Common Stock, at our option; provided, that the dividend shall only be payable in shares if such shares are registered for resale on an effective registration statement on the date of payment. If we choose to pay any dividend in shares of Common Stock, the price per share for purposes of calculating the number of shares of Common Stock to be issued shall be equal to 90% of the average closing price of the Common Stock for the 20 Trading Days prior to the date that such dividend payment becomes payable. “Trading Days” shall mean any day on which the national securities exchange or quotation service on which the Common Stock is listed or quoted is open for trading in equity securities.

Anti-Dilution

The Series A Stock will be protected against dilution if we effect a subdivision or combination of our outstanding Common Stock or in the event of a reclassification, stock dividend, or other distribution payable in our securities and the Series A Stock has full-ratchet anti-dilution protection, subject to standard exceptions.

Liquidation Preference

In the event of a liquidation, bankruptcy, dissolution or similar proceeding, the holders of the Series A Stock shall rank pari passu with the Series B Stock and shall receive an amount equal to 100% of the original Offering Price plus any accrued but unpaid dividends (the “Series A Liquidation Preference”). In the event that we are unable to lawfully pay the Series A Liquidation Preference and Series B Liquidation Preference, the Series A Stock shall receive a pro rata share of the assets with the Series B Stock. After payment of the Series A Liquidation Preference and Series B Liquidation Preference, the Series A Stock shall then be entitled to receive their pro rata share of the remaining assets available for distribution to stockholders on an “as if” converted basis, together with the holders of the Common Stock and any other junior stock.

Redemption Right

In the event that there has not been a voluntary conversion or mandatory conversion of the Series A Stock by July 3, 2009, the holders of Series A Stock shall have a right to require us to repurchase their Series A Stock out of funds lawfully available (the “Series A Redemption Right”).  The Series A Redemption Right shall rank pari passu with the Series B Redemption Right. The redemption price (the “Series A Redemption Amount” and, together with the Series B Redemption Amount, the “Aggregate Redemption Amount”) shall equal the Offering Price (subject to appropriate adjustment in the event of any stock dividends, stock splits, or other similar event), plus any declared and unpaid dividends.  The Series A Redemption Right shall terminate upon the closing of a Series B Qualified Financing.  To the extent we have insufficient funds as of the date of redemption (the “Redemption Date”) to pay the Aggregate Redemption Amount in full, we shall redeem the Series A Stock and the Series B Stock on a pro rata basis.

Description of the Series B Convertible Preferred Stock

Conversion of Bridge Notes to Series B Stock

On March 13, 2008, we converted our outstanding Bridge Notes into our newly-designated Series B Convertible Preferred Stock (the “Series B Stock”). Our former Bridge Note Holders received one share of Series B Stock for each $1,000 of unpaid principal and accrued but unpaid interest on such Holder’s Bridge Note (the “Series B Price”). Bridge Note Holders shall receive fractional shares of Series B Stock for any unpaid principal and accrued but unpaid interest in excess of a multiple of $1,000 on such Holder’s Bridge Note.

Conversion

Each share of Series B Stock will be convertible, at the option of the Series B holder thereof, at any time and from time to time. The initial conversion ratio of the Series B Stock shall be one share of Common Stock for $0.38, subject to adjustment (the “Series B Conversion Ratio”). The Series B Conversion Ratio shall be subject to standard anti-dilution adjustments for corporate events, including but not limited to stock splits, combinations and recapitalizations. Pursuant to our 1-for-10 reverse stock split, the Series B Conversion Ratio is now one share of Common Stock for $3.80.

The Series B Stock shall convert into Common Stock automatically upon the earlier of: (i) the Closing Sale Price of the Common Stock equaling at least $0.38 per share (or $3.80 per share pursuant to our 1-for-10 reverse stock split),as adjusted for stock splits, combinations and similar events) for twenty (20) consecutive Trading Days and shall convert at such price; (ii) the final closing of a Series B Qualified Financing, or (iii) the Sale of the Company that does not occur in connection with Series B Qualified Financing.

A “Series B Qualified Financing” means our next equity financing (or series of related equity financings) in which we receive at least $7,000,000 in gross aggregate proceeds resulting (before brokers’ fees or other transaction related expenses, and excluding any such proceeds resulting from this Offering or any transaction arising hereunder).

In the event of the final closing of a Series B Qualified Financing, each share of Series A Stock and Series B Stock shall be converted to the equity security, or the securities convertible or exchangeable into equity securities, offered in such financing on the terms and conditions set forth in the Series B Qualified Financing and at a price equal to the lesser of (a) the lowest price paid per security in the Series B Qualified Financing, or (b) $0.60 per security (as adjusted for stock splits, combinations, and similar events).

A “Sale of the Company” means a transaction (whether by merger, consolidation, sale or transfer of our capital stock or otherwise) with one or more non-affiliates, pursuant to which such party or parties acquire (i) our capital stock possessing the voting power to elect a majority of our board of directors; or (ii) all or substantially all of our assets determined on a consolidated basis; provided, however, that a transaction (or series of related transactions) pursuant to which the then-existing holders of our capital stock immediately prior to such transaction (or series of related transactions) continue to own, directly or indirectly, a majority of the outstanding shares of our capital stock or such other resulting, surviving or combined company resulting from such transaction (or series of related transactions) shall not be deemed to be a “Sale of the Company.” The price per share with respect to an automatic conversion of the Series B Stock triggered by a Sale of the Company will be equal to the quotient obtained by dividing (x) the value of the aggregate consideration (as defined in the Certificate of Designation of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of VioQuest Pharmaceuticals, Inc.) received in such Sale of the Company less any of our indebtedness then outstanding by (y) the number of shares of Common Stock then outstanding on a fully diluted basis (not including conversion of the then outstanding shares Series B Stock or exercise of the then outstanding warrants issued to the Bridge Note Holders in connection with their purchase of Bridge Notes).

Series B Redemption Right

In the event that there has not been a voluntary conversion or mandatory conversion of the Series B Stock by July 3, 2009, the holders of Series B Stock shall have a right to require us to repurchase their Series B Stock out of funds lawfully available (the “Series B Redemption Right”).  The Series B Redemption Right shall rank pari passu with the Series A Redemption Right. The redemption price (the “Series B Redemption Amount”) shall equal the Series B Price (subject to appropriate adjustment in the event of any stock dividends, stock splits, or other similar event), plus any declared and unpaid dividends. To the extent we have insufficient funds as of Redemption Date to pay the Aggregate Redemption Amount in full, we shall redeem the Series A Stock and the Series B Stock on a pro rata basis.

Voting Rights

The Series B Stock holders will only have those voting rights as set forth in Delaware General Corporation Law.

Dividend

The shares of Series B Stock shall be entitled to a dividend, payable in cash or shares of Common Stock at our option, equal to (i) 8% per annum of the Series B Price, commencing on the closing date of the Offering, and accruing through July 3, 2008, (ii) 12% per annum for the year beginning on July 4, 2008 and ending on July 3, 2009, and (iii) thereafter the shares of Series B Stock shall be entitled to a dividend equal to 16% per annum. If we choose to pay any dividend in shares of Common Stock, the dividend shall be payable in shares of Common Stock only if such shares are registered for resale on an effective registration statement on the date of payment. If we choose to pay any dividend in shares of Common Stock, the price per share for purposes of calculating the number of shares of Common Stock to be issued shall be equal to 90% of the average closing price of the Common Stock for the twenty (20) Trading Days prior to the date that such dividend payment becomes payable.

Anti-Dilution

The Series B Stock will be protected against dilution if we effect a subdivision or combination of our outstanding Company Common Stock or in the event of a reclassification, stock dividend, or other distribution payable in our securities.

Liquidation Preference

In the event of a liquidation, bankruptcy, dissolution or similar proceeding, the holders of the Series B Stock shall rank pari passu with the Series A Stock and shall receive an amount equal to 100% of the Series B Price plus any accrued but unpaid dividends (the “Series B Liquidation Preference”). In the event that we are unable to lawfully pay the Series B Liquidation Preference and the Series A Liquidation Preference, the Series B Stock shall receive a pro rata share of the assets with the Series A Stock.

Warrants and Options

As of the date of this prospectus, we have 7,211,078 shares of common stock reserved for issuance under outstanding warrants and options. The exercise prices applicable to our options range from $0.52 to $19.60 per share and have a weighted average exercise price of $1.69. The exercise prices applicable to our warrants range from $0.80 to $16.50 per share and have a weighted average exercise price of $4.42.

Market for Common Stock

Since April 30, 2008, our common stock has traded on the OTC Bulletin Board under the symbol “VOQP.OB.” Prior to April 30, 2008, our common stock traded under the symbol “VQPH.OB.” The following table lists the high and low sale price for our common stock as quoted by the OTC Bulletin Board during each quarter within the last two completed fiscal years and the quarter ended December 31, 2007, as adjusted pursuant to our 1-for-10 reverse stock split. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

Quarter Ended	High	Low
June 30, 2006	8.00	7.70
September 30, 2006	6.50	6.00
December 31, 2006	5.30	4.30
March 31, 2007	7.50	4.50
June 30, 2007	6.40	3.60
September 30, 2007	5.50	2.50
December 31, 2007	3.70	0.90
March 31, 2008	2.00	0.50
June 30, 2008	1.10	0.20

On August 6, 2008, the closing sale price of our common stock was $0.51.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements contained in this prospectus beginning at page F-1. This discussion includes “forward-looking” statements that reflect our current views with respect to future events and financial performance. We use words such as we “expect,”  “anticipate,”  “believe,” and “intend” and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the “Risk Factors” section of this prospectus, and should not unduly rely on these forward looking statements.

Overview

We are a biopharmaceutical company focused on the acquisition, development and commercialization of clinical stage drug therapies targeting both the molecular basis of cancer and side effects of cancer treatment. Our lead compound under development is Xyfid (1% topical uracil) for the treatment and prevention of HFS, a common and serious side effect of chemotherapy treatments. In parallel, Xyfid is also being developed to treat dry skin conditions and manage the burning and itching associated with various diseases of the skin, or dermatoses. We expect to initiate a Phase IIb program for Xyfid in 2008 for HFS and we filed our 510(k) Premarket Notification application with the FDA on June 30, 2008, seeking marketing clearance for Xyfid to treat various dermatoses. Additionally, we are developing VQD-002 (triciribine phosphate monohydrate or TCN-P), a small molecule anticancer compound that inhibits activation of protein kinase B (PKB or AKT), a key component of a signaling pathway known to promote cancer cell growth and survival as well as resistance to chemotherapy and radiotherapy. VQD-002 is currently in Phase I clinical development for multiple tumor types and we expect to advance VQD-002 into Phase II clinical development during 2008. We are also developing Lenocta (sodium stibogluconate), which we previously referred to as VQD-001, a selective, small molecule inhibitor of PTPs, such as SHP-1, SHP-2 and PTP1B, with demonstrated anti-tumor activity against a wide spectrum of cancers both alone and in combination with other approved immune activation agents, including IL-2 and interferons. Lenocta is currently in a Phase IIa clinical trial as a potential treatment for melanoma, renal cell carcinoma, and other solid tumors. In addition to its potential role as a cancer therapeutic, sodium stibogluconate has been approved in most of the world for first-line treatment of leishmaniasis, an infection typically found in tropic and sub-tropic developing countries. Based on historical published data and a large observational study by the U.S. Army, data from approximately 400 patients could be utilized to support a NDA with the FDA in 2008. Lenocta has been granted Orphan Drug status for leishmaniasis. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any product sales from our drug candidates.

Through our drug development business, we acquire, develop, and intend to commercialize novel drug therapies targeting both the molecular basis of cancer and side effects of treatment. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates - Lenocta and VQD-002. We hold our rights to Lenocta and VQD-002, pursuant to license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. In March 2007, the Company acquired license rights to develop and commercialize Xyfid. The Company’s rights to Xyfid are governed by a license agreement with Asymmetric Therapeutics, LLC and Onc Res, Inc., as assigned to the Company by Fiordland Pharmaceuticals, Inc. These licenses give us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense Lenocta, VQD-002 and Xyfid.

Xyfid™ (1% uracil topical)

VioQuest has been developing Xyfid for the treatment and prevention of palmar-plantar erythrodysesthesia (PPE), also known as hand-foot syndrome (HFS), a relatively common dose-limiting side effect of cytotoxic chemotherapy - most frequently fluoropyrimidines, such as continuous infusion 5-fluorouracil (5-FU), and the oral 5-FU prodrug capecitabine (Xeloda® by Roche). Fluoropyrimidines are among the most commonly used cancer chemotherapeutics nearly 50 years after their introduction. Fluoropyrimidines, alone or in combination therapy, are commonly given for cancers of the head and neck, breast, cervix, and gastrointestinal tract.

There are currently no treatments or preventative agents for HFS, which is characterized by the progressive redness and cracking of the hands and feet. The severity of HFS is typically defined by three grade levels: Grade 1: numbness, tingling, painless swelling; Grade 2: painful discomfort, swelling; Grade 3: ulceration, blistering, severe pain and discomfort, unable to work or perform activities of daily living. Up to 60% of all capecitabine patients experience HFS and up to 20% experience severe HFS (Grade 3). According to the prescribing information for capecitabine, if grade 2 or 3 HFS occurs, administration of capecitabine should be interrupted until the event resolves or decreases in intensity to grade 1. Following grade 3 HFS, subsequent doses of capecitabine should be decreased.

Uracil, the active ingredient in Xyfid, is a naturally occurring substrate for enzymes, such as thymidine phosphorylase (TP) and and dihydropyrimidine dehydrogenase (DPD), that metabolize fluoropyrimidines into toxic metabolites. Addition of uracil to systemic fluoropyrimidine treatment regimens, such as tegafur-uracil, or UFT, is well-established to significantly diminish the incidence of HFS. Whereas such combination products have been licensed in Japan and much of Europe, they have not been approved for use in the United States due, in part, to FDA questions regarding the demonstrable non-inferiority of the combination drug compared with fluoropyrimidines alone.

In contrast to systemic exposure, topical application of uracil would potentially allow for the treatment and prevention of HFS without compromising the efficacy of systemic fluoropyrimidine therapy. In a small pilot study, Xyfid has been effective at preventing the both the incidence and recurrence of dose limiting HFS when applied topically.

VioQuest is considering parallel regulatory paths for two separate indications for Xyfid:

510(k) Premarket Notification

During March 2008, we signed an agreement with Medical Device Consultants, Inc. (MDCI) for MDCI to assist us in obtaining clearance to market Xyfid pursuant to Section 510(k) of the Food, Drug and Cosmetic Act, or FDCA, and in particular, the “premarket notification” provisions of Section 510(k). To qualify for 510(k) premarket notification, a product must be substantially equivalent to another device that is legally marketed in the U.S. A device is substantially equivalent if, in comparison to a predicate it:

•	has the same intended use as the predicate; and

•	has the same technological characteristics as the predicate.

A claim of substantial equivalence does not mean the new and predicate devices must be identical. Substantial equivalence is established with respect to intended use, design, energy used or delivered, materials, chemical composition, manufacturing process, performance, safety, effectiveness, labeling, biocompatibility, standards, and other characteristics, as applicable.

On June 30, 2008, we filed an application with the FDA seeking marketing clearance for Xyfid. The FDA has 90 days to review our submission and determine whether Xyfid is substantially equivalent to a medical device already in commercial distribution and, if so, to permit us to begin marketing Xyfid. However, the FDA’s review process often takes longer than the 90 period and we may be requested to submit additional information including clinical data. We believe that Xyfid may be substantially equivalent to several predicate devices designed to improve dry skin conditions and to relieve and to manage the burning and itching associated with various dermatoses including atopic dermatitis, irritant contact dermatitis, radiation dermatitis and other dry skin conditions, by maintaining a moist wound and skin environment.

New Drug Application (NDA) Process

A pilot clinical study in patients has demonstrated that topical application of Xyfid to the hands and feet may be effective in preventing the recurrence of dose limiting HFS. On this basis, an investigational new drug application (IND) was submitted and accepted by the FDA. Subsequently, Xyfid was granted fast track designation for the prevention of HFS in patients receiving capecitabine for the treatment of advanced metastatic breast cancer.

Pursuant to this IND, we expect to evaluate the safety, tolerability and activity of Xyfid and its ability to reduce the incidence of HFS. We are considering a 30-patient Phase IIb study in breast cancer patients receiving capecitabine that could begin during 2008. The outcome of the Phase IIb study could support plans for registration of Xyfid under the NDA process. Xyfid has been awarded fast-track status by the FDA in this setting.

VQD-002 (triciribine phosphate monohydrate)

VQD-002, a tricyclic nucleoside that inhibits the activation of AKT, has demonstrated anti-tumor activity against a wide spectrum of cancers in preclinical and clinical studies. Amplification, overexpression, or activation of AKT, also named protein kinase B, have been detected in a number of human malignancies, including prostate, breast, ovarian, colorectal, pancreatic, and hematologic cancers. Activation of AKT is associated with cell survival, malignant transformation, tumor invasiveness, and chemo-resistance, while inhibition of AKT activity has been shown to cause cell death. These attributes make AKT an attractive target for cancer therapy.

VQD-002 was first synthesized in 1971 and identified as an antineoplastic agent. Phase I clinical trials on VQD-002 proved that its safety and side effects were dose dependent. However, as a single drug in Phase II trials, VQD-002 failed to show efficacy against advanced breast, colon, and lung cancer even at very high doses.

A few years ago, researchers at Moffitt Cancer Center found that VQD-002 inhibits AKT activation and has antitumor activity as a single agent against tumors with activated AKT. Inhibition of AKT activation plays a key role in VQD-002’s antitumor activity. Thus, Phase I trials of VQD-002 have been initiated for tumors with activated AKT using much lower doses of VQD-002 than those previously used that caused toxicity.

During October 2007, preclinical study results were published demonstrating that combining VQD-002 with trastuzumab (Herceptin® by Genentech) may be a clinically applicable strategy to overcome trastuzumab resistance, particularly that caused by loss of PTEN, a tumor suppressor protein. Trastuzumab resistance is a clinically devastating problem and this study suggests a rational improvement to trastuzumab-based therapy, which could directly affect the clinical management of breast cancer patients in general and particularly those with PTEN-deficient tumors.

During January 2008, preclinical study results were published demonstrating that VQD-002 disrupts a specific signaling pathway associated with chemoresistance and cancer cell survival in ovarian cancer. The preclinical study results indicate that VQD-002 could play a role in reversing drug resistance in ovarian cancer for patients treated with chemotherapy in the years ahead.

In our current Phase I solid tumor study, VQD-002 was administered intravenously over a 28-day cycle on days 1, 8, and 15. Cohorts of 3 patients received escalating doses of VQD-002 at 15, 25, 35, and 45 mg/m2. Patients had progressive disease despite receiving a median of 3 prior treatment regimens (range 1-4). Preliminary Phase I data from this solid tumor study demonstrated that VQD-002 was well tolerated; one melanoma subject had stable disease for 8 months.

In our Phase I hematological malignancies study, VQD-002 was administered intravenously over a 28-day cycle on days 1, 8, and 15. Cohorts of 3 patients received escalating doses of VQD-002 at 15, 25, 35, 45 and 55 mg/m2. Enrollment to higher doses is ongoing, which we are currently at 65 mg/m2. Patients had progressive disease despite receiving a median of 3 prior treatment regimens (range 1-4). Interim results of a Phase I trial in hematologic malignancies demonstrate that VQD-002 is well-tolerated and shows signs of clinical activity in patients with advanced leukemias. The Phase I trial is designed to assess the safety, tolerability and pharmacokinetics of VQD-002 and to establish a recommended Phase II dose for further studies among patients. In results presented to date, a total of 38 patients have been enrolled at two clinical sites. Twenty-nine patients are evaluable for toxicity and response, six patients are evaluable for toxicity only, and three patients are not evaluable.

Preliminary results from this trial show that patients with relapsed, refractory acute myeloid leukemia, or AML, experienced a decrease in peripheral blood myeloblasts, a measure of clinical activity. In particular, four patients treated at the 25 mg/m2 or 35 mg/m2 dose level of VQD-002 experienced up to 50 percent reductions in peripheral blast cells. Additional hematological improvements included six patients achieving major improvements in platelet count lasting up to 36 days and seven patients achieving major improvements in neutrophil count lasting up to 40 days while on therapy. VQD-002 was well-tolerated at the doses studied.

We filed with the FDA an IND relating to VQD-002, which was accepted in April 2006. Pursuant to this IND, we are currently evaluating the safety, tolerability and activity of VQD-002 in two Phase I clinical trials, including one at the Moffitt Cancer Center in up to 42 patients with hyper-activated, phosphorylated AKT in solid tumors and a second clinical trial, with up to 40 patients, at the M.D. Anderson Cancer Center and the Moffitt Cancer Center in hematological tumors, with particular attention in leukemias. We expect to complete our Phase I studies in 2008. During 2008, the FDA granted orphan drug designation to VQD-002 for the treatment of multiple myeloma. We expect to advance VQD-002 into Phase II clinical development during 2008.

Lenocta™ (sodium stibogluconate)

Lenocta is a selective, small molecule inhibitor of certain protein tyrosine phosphatases (PTPs), such as SHP-1, SHP-2 and PTP1B, with demonstrated anti-tumor activity against a wide spectrum of cancers both alone and in combination with other approved immune activation agents, including IL-2 and interferons. PTPs are a family of proteins that regulate signal transduction pathways in cells and have been implicated in a number of diseases including cancer, diabetes, and neurodegeneration.

Lenocta has been shown to have anti-proliferative activity against a broad number of tumor cell lines, including melanoma and renal cell lines. Pre-clinical work in nude mice with cancer xenografts has shown that Lenocta can control malignancies in vivo as well. These effects were seen whether used as part of a combination therapy with existing treatments, including interferon and interleukin-2, or alone. In addition, preclinical data also suggests that monotherapy with Lenocta may be useful to treat certain other tumor types, including prostate cancer.

The preclinical data suggests that Lenocta utilizes multiple modes of action, including having a direct effect on cancer cells, as well as generally enhancing the body’s immune system. These multiple modes of action, along with Lenocta’s known historical toxicity profile, demonstrate that Lenocta is a potentially attractive drug candidate to evaluate as an anti-cancer agent.

Phase I data from our combination trial of Lenocta and alpha interferon (“IFN a-2b”) demonstrated pharmacodynamic activity in some solid tumors as demonstrated by increases in the activities of natural killer cells, CD8 and type II dendritic cells, and two patients with ocular melanoma (1) and adenocystic carcinoma (1) have remained stable by Response Evaluation Criteria in Solid Tumors, or RECIST, on first assessment. There have been seventeen subjects evaluable for response.

A complete treatment cycle is for six weeks, with week 1 the patient is intravenously dosed with Lenocta for five days as a monotherapy, week 2 the patient is dosed with Lenocta and IFN a-2b, week 3 is a rest period, weeks 4 and 5 the patient is dosed with Lenocta and IFN a-2b, and then there is a week rest before a subsequent cycle is initiated. Patients have been given five different dose cohorts: 400 mg/m2, 600 mg/m2, 900 mg/m2, 1350 mg/m2 and a dose reduced cohort of 1125 mg/m2. Lenocta with IFN a-2b has been well tolerated at doses up to 900 mg/m2. We plan to initiate an expansion phase for 20 patients to have twelve subjects evaluable for response at a dose of 900 mg/m2.

We filed with the FDA an IND for Lenocta, which the FDA accepted in August 2006, allowing us to commence clinical trials of Lenocta. Lenocta is currently being studied at the M.D. Anderson Cancer Center and the University of New Mexico in a Phase IIa corporate-sponsored clinical trial in combination with IFN a-2b in up to 54-patients with melanoma, renal cell carcinoma, and other solid tumors that have been non-responsive in previous cytokine therapy. In November 2007, we dosed our first patient in our Phase IIa solid tumor study. We expect to complete enrollment in our Phase IIa solid tumor study in 2008. The Phase IIa trial has been designed to evaluate the clinical efficacy and biological effectiveness of Lenocta at the highest tolerable does in combination with IFN a-2b in patients with advanced-stage solid tumors.

Additional Potential Indication of Lenocta

As we continue to develop Lenocta for indications primarily used for an oncology drug candidate, we are also in the process of evaluating its potential development as a treatment for leishmaniasis. According to the World Health Organization, leishmaniasis currently threatens 350 million men, women and children in 88 countries around the world. The leishmaniases are parasitic diseases with a wide range of clinical symptoms, including skin ulcers, partial or total destruction of the mucus membrane and irregular bouts of fever, substantial weight loss, swelling of the spleen and liver, and anaemia (occasionally serious). In collaboration with the U.S. Army, through an executed Cooperative Research and Development Agreement, we are evaluating the potential development of Lenocta in the treatment of leishmaniasis. Lenocta was granted orphan drug designation by the FDA in the second half of 2006 for the treatment of leishmaniasis. The Company has also convened an advisory board to evaluate the potential submission of an NDA to the FDA for Lenocta for the treatment of leishmaniasis in 2008.

Overview of Drug Development Status

To date, we have not received approval for the sale of any drug candidates in any market and, therefore, have not generated any revenues from our drug candidates. The successful development of our product candidates is highly uncertain. Product development costs and timelines can vary significantly for each product candidate and are difficult to accurately predict. Various laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of each product. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

Developing pharmaceutical products is a lengthy and very expensive process. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of a product candidate until approximately 2008 for the treatment of leishmaniasis, 2008 for Xyfid through a 510(k) submission, 2010 for Xyfid through an NDA submission, and 2013 for oncology indications of VQD-002 and then 2013 for oncology indications of Lenocta, if ever. In addition, as we continue the development of our product candidates, our research and development expenses will significantly increase. To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue to increase. Accordingly, our success depends not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of these product candidates. Our major sources of working capital have been proceeds from various private financings, primarily private sales of our common stock and other equity securities.

Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical development, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology. We expense our research and development costs as they are incurred.

Results of Operations - For the Three Months Ended March 31, 2008 vs. March 31, 2007

Continuing Operations

The Company has had no revenues from its continuing operations through March 31, 2008.

Research and development, or R&D, expenses for the three months ended March 31, 2008 were $979,094 as compared to $1,368,811 during the three months ended March 31, 2007. R&D expense consists of clinical development costs, milestone license fees, maintenance fees paid to our licensing institutions, outside manufacturing costs, outside clinical research organization costs, regulatory and patent filing costs associated with our three oncology compounds, Lenocta, VQD-002 and Xyfid.

The following table sets forth the research and development expenses per compound, for the periods presented.

	Three Months Ended March 31,
	2008	2007	Cumulative amounts during development
Lenocta	$285,330	$456,525	$3,165,324
VQD-002	530,613	477,624	3,663,633
Xyfid	163,151	434,662	958,018
Total	$979,094	$1,368,811	$7,786,975

The following table sets forth the research and development expenses for the three months ended March 31, 2008 by expense category, for our three oncology compounds.

	Drug Candidate
	Lenocta	VQD-002	Xyfid	Three Months Ended March 31, 2008
Clinical Research Costs	$160,759	$217,708	$104,293	$482,760
Labor Costs	64,403	167,448	25,761	257,612
Regulatory / Legal Fees	51,118	132,907	20,447	204,472
Licensing / Milestone Fees	8,750	6,250	-	15,000
Other	300	6,300	12,650	19,250
Total	$285,330	$530,613	$163,151	$979,094

The following table sets forth the research and development expenses for the three months ended March 31, 2007 by expense category, for our three oncology compounds.

	Drug Candidate
	Lenocta	VQD-002	Xyfid	Three Months Ended March 31, 2007
Clinical Research Costs	$182,497	$329,474	$-	$511,971
Labor Costs	137,227	77,227	-	214,454
Regulatory / Legal Fees	76,864	60,048	37,490	174,402
Licensing Fees	8,752	6,250	369,588	384,590
Other	51,185	4,625	27,584	83,394
Total	$456,525	$477,624	$434,662	$1,368,811

The decrease in R&D expenses for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007 is primarily attributable to fees incurred during the three months ended March 31, 2007 in acquiring the worldwide license to certain patents for Xyfid. In addition, there was a reduction in clinical research costs, offset by increased labor costs and regulatory and legal fees related to our oncology drug candidates: VQD-002, Lenocta and Xyfid. Our R&D expense for the first quarter 2008 is primarily composed of outside clinical research organization costs of $482,760, employee costs of $257,612 and outside regulatory and legal fees of $204,472, which have been allocated to each of our three pharmaceutical product candidates. To conserve funds, we will continue to complete our current ongoing Phase I and Phase II studies for VQD-002 and Lenocta, respectively, however we will not initiate any new clinical studies unless and until we receive additional funding. We expect R&D spending to increase over the remainder of the year as we continue our existing clinical development programs and incur costs related to license fees, manufacturing of our products, regulatory costs, and the hiring of additional people in the clinical development area.

General and administrative, or G&A, expenses for the three months ended March 31, 2008 were $690,339 as compared to $913,651 during the three months ended March 31, 2007. This decrease in G&A expenses for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007 was primarily due to having fewer employees which resulted in reduced employee and non-employee director stock option expense in accordance with SFAS 123R as a result of forfeitures, a reduction of bonus expenses over prior year, no recruitment expenses and no employment agency fees.

Interest expense, net of interest income for the three months ended March 31, 2008 was $1,411,548 as compared to interest income, net of interest expense for the three months ended March 31, 2007 of $25,684. Interest expense for the three months ended March 31, 2008 was primarily composed of interest expenses recorded upon the extinguishment of the Bridge Notes of $1,399,524 and dividends payable on mandatorily redeemable convertible preferred stock of $14,947, which was offset by interest income of $2,923.

Our loss from continuing operations for the three months ended March 31, 2008 was $3,080,981 as compared to $2,256,778 for the three months ended March 31, 2007. The increased loss from continuing operations for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007 was attributable primarily to interest expenses recorded upon the extinguishment of the Bridge Notes, offset by decreased R&D and G&A expenses. The decrease in R&D expenses were related to fees incurred during the three months ended March 31, 2007 in acquiring the worldwide license to certain patents for Xyfid. In addition, there was a reduction in clinical research costs, offset by increased labor costs and regulatory and legal fees related to our oncology drug candidates: Lenocta, VQD-002 and Xyfid. The decrease in G&A expenses were primarily due to having fewer employees which resulted in reduced employee and non-employee director stock option expense in accordance with SFAS 123R as a result of forfeitures and workforce reductions, a reduction of bonus expenses and lower recruitment and employment agency fees.

Discontinued Operations

Our loss from discontinued operations for the three months ended March 31, 2008 and 2007 was $0 and $261,475, respectively. Their were no discontinued operations for the three months ended March 31, 2008 due to the sale of Chiral Quest to Chiral Quest Acquisition Corp. during the third quarter of 2007.

Results of Operations – Years Ended December 31, 2007 vs. 2006

Continuing Operations

We had no revenues from our continuing operations through December 31, 2007.

In-process research and development, or (“IPR&D”) costs for the year ended December 31, 2007 was $963,225 as compared to $0 for the year ended December 31, 2006. IPR&D costs are attributed to shares and warrants issued to shareholders of Greenwich Therapeutics, Inc. that were placed in escrow to be released based upon the achievement of certain milestones. See Note 4 for a complete discussion of the agreement. On October 12, 2007, 2,997,540 shares and 700,001 warrants were released from escrow following the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for Lenocta. The costs are comprised of $805,054 related to the calculated value of 2,997,540 shares of our common stock issued to Greenwich Therapeutics’ shareholders valued at $0.27 per share ($0.27 per share value was based upon the average stock price of our common stock a few days before and a few days subsequent to the October 12, 2007 event) and $158,171 related to the calculated value of 700,001 warrants issued to Greenwich Therapeutics’ shareholders using the Black-Scholes option pricing model.

Research and development, or (“R&D”), expenses for the year ended December 31, 2007 were $4,988,145 as compared to $1,819,736 for the year ended December 31, 2006. R&D is attributed to clinical development costs, milestone license fees, maintenance fees provided to the licensors, outside manufacturing costs, outside clinical research organization costs, in addition to regulatory and patent filing costs associated with our drug candidates Lenocta, VQD-002 and Xyfid.

The following table sets forth the research and development expenses per compound, for the periods presented.

	Years ended December 31,
	2007	2006	Cumulative amounts during development
Lenocta	$2,056,598	$823,396	$2,879,994
VQD-002	2,136,680	996,340	3,133,020
Xyfid	794,867	-	794,867
Total	$4,988,145	$1,819,736	$6,807,881

The following table sets forth the research and development expenses for the year-ended December 31, 2007 by expense category, for our three oncology compounds.

	Drug Candidate
	Lenocta	VQD-002	Xyfid	Year-ended December 31, 2007
Clinical Research Costs	$766,332	$894,582	$43,181	$1,704,095
Labor Costs	285,540	598,375	138,221	1,022,136
Regulatory / Legal Fees	431,947	345,522	47,817	825,286
Licensing / Milestone Fees	381,806	25,000	369,588	776,394
Other	190,973	273,202	196,060	660,235
Total	$2,056,598	$2,136,681	$794,867	$4,988,146

The following table sets forth the research and development expenses for the year-ended December 31, 2006 by expense category, for our three oncology compounds.

	Drug Candidate
	Lenocta	VQD-002	Xyfid	Year-ended December 31, 2006
Clinical Research Costs	$220,780	$233,126	$-	$453,906
Labor Costs	192,554	192,554	-	385,108
Regulatory / Legal Fees	255,594	189,194	-	444,788
Licensing Fees	64,164	141,666	-	205,830
Other	90,304	239,800	-	330,104
Total	$823,396	$996,340	$-	$1,819,736

The increase in R&D for the year ended December 31, 2007, is a result of acquiring Xyfid in March 2007 and advancing our clinical studies in 2007. Additionally, we incurred year-over-year increases in clinical research organization costs of $1,250,000, employee related costs of $637,000, licensing and milestone fees of $570,000 and outside regulatory and legal fees of $380,000. The increase in licensing and milestone fees was due in part to licensee fees for the acquisition of Xyfid for $300,000 in March 2007 and licensee fees for the first dosing of a patient in the first Phase IIa clinical trial for Lenocta in December 2007 for $300,000, offset by licensee fees for receiving acceptance of our Investigational New Drug Application filing for VQD-002 for $100,000 in April 2006. We expect R&D spending related to our existing product candidates to continue to significantly increase over the next several years as we expand our clinical trials.

General and administrative, or (“G&A”), expenses for the year ended December 31, 2007 were $3,791,089 as compared to $3,461,529 during the year ended December 31, 2006. This increase in G&A expenses was due in part to severance benefits due to the former Chief Executive Officer of approximately $200,000, employment agency fees related to the appointment of the President and Chief Executive Officer of approximately $120,000, additional spending to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002 of approximately $64,000 and additional spending on professional fees and rent for the Basking Ridge, New Jersey headquarters, offset by a decrease in SFAS No. 123R expense of approximately $476,000 related to the expiration of unvested options of the former President and Chief Executive Officer.

Interest expense, net of interest income for the year ended December 31, 2007 was $1,126,273 as compared to interest income, net of interest expense of $105,695 for the year ended December 31, 2006. Interest expense for the year ended December 31, 2007 was primarily composed of interest on the Bridge Notes issued in June and July 2007 of approximately $1,195,615, which was offset by interest income of approximately $74,000. The decrease in interest income for the year ended December 31, 2007 is attributed to having a lower cash balance throughout 2007. Interest income received during the year ended December 31, 2006 was approximately $122,000, which was offset by interest expense of approximately $16,000 for debt owed to Paramount BioSciences, LLC., which was assumed as part of the October 2005 acquisition of Greenwich Therapeutics. The debt was repaid in July 2007.

Our loss from continuing operations for the year ended December 31, 2007 was $10,628,048 as compared to $5,175,570 for the year ended December 31, 2006. The increased loss from continuing operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was attributable to higher in-process research and development costs related to shares and warrants released from escrow and issued to Greenwich Therapeutics, R&D costs related to our drug development efforts, including outside clinical research organization costs, employee related costs, regulatory and legal fees, maintenance and licensing fees provided to the institutions we licensed Lenocta and VQD-002 from and acquisition fees of Xyfid, paid to the licensor in 2007. Additionally, G&A expense increased as a result of accruing for severance benefits due to the former President and Chief Executive Officer, employment agency fees related to the appointment of our recently appointed President and Chief Executive Officer in November 2007, additional spending to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002, additional spending on professional fees, increased rent for the Basking Ridge, New Jersey headquarters, offset by a decrease in SFAS No. 123R expense related to the expiration of unvested options of the former President and Chief Executive Officer.

Discontinued Operations

Our loss from discontinued operations for the year ended December 31, 2007 was $263,693 as compared to $3,095,594 for the year ended December 31, 2006. The decreased loss from discontinued operations for the year ended December 31, 2007 as compared to December 31, 2006 was primarily attributable to the sale of Chiral Quest to CQAC for total cash consideration of approximately $1,700,000 in July 2007. As a result of this transaction, we reported a gain on sale of $438,444. Additionally, the decreased loss from 2007 compared to 2006, is attributed to a partial year of operations during 2007, versus an entire year of operations for 2006.

Liquidity and Capital Resources

Since inception, the Company has incurred an accumulated deficit of $42,513,278 through March 31, 2008. For the three months ended March 31, 2008 and 2007, the Company had losses from continuing operations of $3,080,981 and $2,256,778, respectively, and used $1,060,445 and $1,347,108 of cash in continuing operating activities for the three months ended March 31, 2008 and 2007, respectively. For the three months ended March 31, 2008 and 2007, the Company had a net loss of $3,080,981 and a net loss of $2,518,253 (which included $2,256,778 from continuing operations), respectively. As of March 31, 2008, the Company had a working capital deficit of $2,801,606 and cash and cash equivalents of $305,561. The Company has incurred negative cash flow from operating activities since its inception. The Company has spent, and expects to continue to spend, substantial amounts in connection with executing its business strategy, including planned development efforts relating to the Company’s drug candidates, clinical trials and other research and development efforts. As a result, we have insufficient funds to cover our current obligations or future operating expenses. To conserve funds, we will continue to complete our current ongoing Phase I and Phase II studies for VQD-002 and Lenocta, respectively, however we will not initiate any new clinical studies unless and until we receive additional funding. Our current resources are inadequate to continue to fund operations; therefore, we will need to raise capital by the end of the third quarter of 2008 if not sooner. Furthermore, based upon the amount of capital we are required to raise by the end of the third quarter of 2008 to continue operations, we may need to raise additional capital before then to continue to fund our operations at our desired pace throughout 2008, by selling shares of our equity securities or issuing debt, or by potentially sublicensing our rights to our products. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

On March 14, 2008, we received gross proceeds of $765,000 from the sale of Series A Convertible Preferred Stock. Our cash and cash equivalents at March 31, 2008 reflect the remaining cash proceeds to the Company from this transaction. On April 9, 2008, we received gross proceeds of $2,194,500 from a second sale of Series A Convertible Preferred Stock.

Management anticipates that our capital resources will be adequate to fund its operations into the third quarter of 2008. Additional financing or potential sublicensing of our rights to our product(s) will be required during the third quarter of 2008 in order to continue to fund operations. The most likely sources of additional financing include the private sale of the Company’s equity or debt securities, including bridge loans to us from third party lenders. Our working capital requirements will depend upon numerous factors, which include the progress of its drug development and clinical programs, including associated costs relating to milestone payments, maintenance and license fees, manufacturing costs, patent costs, regulatory approvals and the hiring of additional employees.

Additional capital that is urgently needed by us may not be available on reasonable terms, or at all. If adequate financing is not available, we may be required to terminate or significantly curtail or cease its operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain of its technologies, or potential markets that we would not otherwise relinquish.

Contractual Obligations

License with The Cleveland Clinic Foundation. We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense Lenocta. We are obligated to make an annual license maintenance payment until the first commercial sale of Lenocta, at which time we are no longer obligated to pay the maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. In November 2007, we achieved a milestone obligation to CCF, from the dosing of our first patient in our Phase IIa clinical trial. Should Lenocta become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense Lenocta to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to Lenocta and have the obligation to use all commercially reasonable efforts to bring Lenocta to market. We have agreed to prosecute and maintain the patents associated with Lenocta or provide notice to CCF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy and upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or our material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc. We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor research involving VQD-002 annually for the term of the license agreement. In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon our bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or our material breach, or by us, upon six month’s written notice.

License with with Asymmetric Therapeutics, LLC and Onc Res, Inc., assigned by Fiordland Pharmaceuticals, Inc. We have an exclusive license agreement with Asymmetric and Onc Res, as assigned by Fiordland for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense Xyfid. In consideration for the rights under the license agreement, we paid to the licensor an aggregate $300,000 for license related fees, and incurred approximately $37,000 for patent prosecution costs. In addition, we paid to a third party finder a cash fee of $20,000 and a 5-year warrant to purchase 30,000 shares of our common stock at an exercise price of $5.00 per share, as adjusted for the 1-for-10 reverse stock split. The right to purchase the shares under the warrant vests in three equal installments of 100,000 each, with the first installment being immediately exercisable, and the remaining two installments vesting upon the achievement of certain clinical development and regulatory milestones relating to Xyfid. We recognized approximately $50,000 of expense in the first quarter of 2007 based upon the immediate vesting of the first 100,000 options. In consideration of the license, we are required to make payments upon the achievement of various clinical development and regulatory milestones, which total up to $6.2 million in the aggregate. The license agreement further requires us to make payments of up to an additional $12.5 million in the aggregate upon the achievement of various commercialization and net sales milestones. We will also be obligated to pay a royalty on net sales of the licensed product. We have agreed to prosecute and maintain the patents associated with Xyfid or provide notice to Asymmetric and/or Onc Res so that it may so elect. The license agreement shall automatically terminate upon our bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by Asymmetric, upon notice with an opportunity for cure, for our failure to make required payments or our material breach, or by us, upon thirty day’s written notice.

The following table summarizes our long-term contractual obligations at December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Convertible Promissory Notes Obligations (1) (3)	$3,700,000	$3,700,000	$-	$-	$-
Continuing Operating Lease Obligations (2)	416,500	101,500	315,000	-	-
Total	$4,116,500	$3,801,500	$315,000	$-	$-

(1)
Convertible Promissory Notes Obligations are notes payable to accredited investors that may convert into shares of our common stock. The total principal obligation is for $3,700,000. In addition, we expect to become obligated to pay interest of $301,920. Interest is accrued at the annual rate of 8%, compounded semi-annually, during the one-year term. We may elect to extend the term to an additional year, which election would trigger an increase in the annual interest rate to 12%, compounded semi-annually, during the extended term and we would become obligated to pay additional interest in the amount of $326,557.

(2)
Operating Lease Obligations are payment obligations under an “operating lease” as classified by FASB Statement of Financial Accounting Standards No. 13. According to SFAS No. 13, any lease that does not meet the criteria for a “capital lease” is considered an “operating lease.”

(3)
As of March 14, 2008, we are no longer obligated to repay the convertible promissory notes as a result of the majority of the note holders converting their notes to Convertible Preferred Stock as a condition to the March 14, 2008 financing.

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation

Prior to January 1, 2006, as permitted by SFAS No. 123, we accounted for share-based payments to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees“APB No. 25”, and related interpretations. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known. As previously permitted by the Statement of Financial Accounting Standards No. 123 “SFAS No. 123”, we had elected to apply the intrinsic-value-based method of accounting under APB No. 25 described above, and adopted the disclosure only requirements of SFAS No. 123, and provided pro forma information for the effects of using a fair value basis for all options.

We adopted SFAS No. 123R, Share-Based Payment, and related interpretations on January 1, 2006 for our employee and director stock options plan, using the modified prospective method which requires that share-based expense recognized includes: (a) share-based expense for all awards granted prior to, but not yet vested, as of the adoption date and (b) share-based expense for all awards granted subsequent to the adoption date. Since the modified prospective application method is being used, there is no cumulative effect adjustment upon the adoption of SFAS No. 123R, and our consolidated financial statements as of and for the year ended December 31, 2005 do not reflect any restated amounts. No modifications were made to outstanding options prior to the adoption of SFAS No. 123R, and we did not change the quantity, type or payment arrangements of any share-based payment programs.

SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized as an expense in the consolidated financial statements, and that measurement of that cost be based on the estimated fair value of the equity or liability instrument issued. Under SFAS No. 123R, the pro forma disclosures previously permitted under SFAS No. 123, Accounting for Stock-Based Compensation“SFAS No. 123” are no longer an alternative to financial statement recognition. SFAS No. 123R also required that forfeitures be estimated and recorded over the vesting period of the instrument.

We account for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing model in accordance with SFAS No. 123R and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The initial non-cash charge to operations for non-employee options with vesting is subsequently adjusted at the end of each reporting period based upon the change in the fair value of our common stock until such options vest. We use the same valuation methodologies and assumptions in estimating the fair value of options under both SFAS No. 123R and the pro forma disclosures under SFAS No. 123.

Research and Development Expense

Research and development expenditures are expensed as incurred. We often contract with third parties to facilitate, coordinate and perform agreed upon research and development activities. To ensure that research and development costs are expensed as incurred, we measure and record prepaid assets or accrue expenses on a monthly basis for such activities based on the work performed under the contracts.

These contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay fees for future milestones, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most professional fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

These contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees. Because these fees are incurred at various times during the contract term and they are used throughout the contract term, we record a monthly expense allocation to recognize the fees during the contract period. Fees incurred to set up the clinical trial are expensed during the setup period.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Standards

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements within equity, but separate from the parent's equity. SFAS No. 160 applies to all entities that prepare consolidated financial statements, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 will be effective for us beginning January 1, 2009. Management does not expect that the application of this standard will have any significant effect on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 141R, Business Combinations (“SFAS No. 141R”). SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date. Additionally, it requires an acquirer to measure goodwill as of the acquisition date as a residual that includes the recognition of contingent consideration at its fair value and financial effects of the business combination. In most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not expect that the application of this standard will have any significant effect on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). This standard amends FASB Statement No. 115, Accounting for Certain Investment in Debt and Equity Securities, with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management does not expect that the application of this standard will have any significant effect on our consolidated financial statements.

DESCRIPTION OF BUSINESS

Overview

We are a biopharmaceutical company focused on the acquisition, development and commercialization of clinical stage drug therapies targeting both the molecular basis of cancer and side effects of cancer treatment. Our lead compound under development is Xyfid (1% topical uracil) for the treatment and prevention of HFS, a common and serious side effect of chemotherapy treatments. In parallel, Xyfid is also being developed to treat dry skin conditions and manage the burning and itching associated with various diseases of the skin, or dermatoses. We expect to initiate a Phase IIb program for Xyfid in 2008 for HFS and we filed our 510(k) Premarket Notification application with the FDA on June 30, 2008 seeking marketing clearance for Xyfid to treat various dermatoses. Additionally, we are developing VQD-002 (triciribine phosphate monohydrate or TCN-P), a small molecule anticancer compound that inhibits activation of protein kinase B (PKB or AKT), a key component of a signaling pathway known to promote cancer cell growth and survival as well as resistance to chemotherapy and radiotherapy. VQD-002 is currently in Phase I clinical development for multiple tumor types and we expect to advance VQD-002 into Phase II clinical development during 2008. We are also developing Lenocta (sodium stibogluconate), which we previously referred to as VQD-001, a selective, small molecule inhibitor of PTPs, such as SHP-1, SHP-2 and PTP1B, with demonstrated anti-tumor activity against a wide spectrum of cancers both alone and in combination with other approved immune activation agents, including IL-2 and interferons. Lenocta is currently in a Phase IIa clinical trial as a potential treatment for melanoma, renal cell carcinoma, and other solid tumors. In addition to its potential role as a cancer therapeutic, sodium stibogluconate has been approved in most of the world for first-line treatment of leishmaniasis, an infection typically found in tropic and sub-tropic developing countries. Based on historical published data and a large observational study by the U.S. Army, data from approximately 400 patients could be utilized to support a NDA with the FDA in 2008. Lenocta has been granted Orphan Drug status for leishmaniasis. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any product sales from our drug candidates.

Corporate History; Mergers and Reincorporation Transactions

We were originally formed in October 2000, as a Pennsylvania limited liability company under the name Chiral Quest, LLC. In February 2003, we completed a reverse acquisition of Surg II, Inc., a publicly-held Minnesota shell corporation and were renamed to Chiral Quest, Inc. In August 2004, we then changed our name to VioQuest Pharmaceuticals, Inc. and formed Chiral Quest, Inc. as our wholly-owned subsidiary. In October 2005, we reincorporated under Delaware law by merging into a wholly-owned subsidiary VioQuest Delaware, Inc., incorporated under Delaware law as the surviving corporation and our wholly-owned subsidiary. Immediately following the reincorporation, we acquired Greenwich Therapeutics, Inc., a privately-held, New York City based drug development company, in a merger transaction in which we merged our wholly-owned subsidiary VioQuest Delaware, Inc. with and into Greenwich Therapeutics, with Greenwich Therapeutics remaining as the surviving corporation and our wholly-owned subsidiary. As a result of the acquisition of Greenwich Therapeutics, we acquired the rights to develop and commercialize two oncology drug candidates – Lenocta, and VQD-002.

In July 2007, we sold all of our shares of capital stock of our Chiral Quest subsidiary. Chiral Quest provided innovative chiral products, technology and custom synthesis services to pharmaceutical and final chemical companies in all stages of a products’ life cycle.

On April 25, 2008, we effected a 1-for-10 reverse stock split of our common stock. Pursuant to the reverse stock split, all of our warrants, options, and conversion ratios were adjusted accordingly.

Strategy of Products Under Development

Through our drug development business, we acquire, develop, and intend to commercialize novel drug therapies targeting both the molecular basis of cancer and side effects of treatment. Through our acquisition of Greenwich Therapeutics, Inc. in October 2005, we obtained the rights to develop and commercialize two oncology drug candidates – Lenocta and VQD-002. We hold our rights to Lenocta and VQD-002, pursuant to license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. In March 2007, we acquired license rights to develop and commercialize Xyfid. Our rights to Xyfid are governed by a license agreement with Asymmetric Therapeutics, LLC and Onc Res, Inc., as assigned to us by Fiordland Pharmaceuticals, Inc. These licenses give us the right to develop, manufacture, use, commercialize, lease, sell and/or sublicense Lenocta, VQD-002 and Xyfid.

Xyfid™ (1% uracil topical)

Overview

We have been developing Xyfid for the treatment and prevention of palmar–plantar erythrodysesthesia (PPE), also known as hand–foot syndrome (HFS), a relatively common dose-limiting side effect of cytotoxic chemotherapy – most frequently fluoropyrimidines, such as continuous infusion 5-fluorouracil (5-FU), and the oral 5-FU prodrug capecitabine (Xeloda® by Roche). Fluoropyrimidines are among the most commonly used cancer chemotherapeutics nearly 50 years after their introduction. Fluoropyrimidines, alone or in combination therapy, are commonly given for cancers of the head and neck, breast, cervix, and gastrointestinal tract.

There are currently no treatments or preventative agents for HFS, which is characterized by the progressive redness and cracking of the hands and feet. The severity of HFS is typically defined by three grade levels: Grade 1: numbness, tingling, painless swelling; Grade 2: painful discomfort, swelling; Grade 3: ulceration, blistering, severe pain and discomfort, unable to work or perform activities of daily living. Up to 60% of all capecitabine patients experience HFS and up to 20% experience severe HFS (Grade 3). According to the prescribing information for capecitabine, if grade 2 or 3 HFS occurs, administration of capecitabine should be interrupted until the event resolves or decreases in intensity to grade 1. Following grade 3 HFS, subsequent doses of capecitabine should be decreased.

Uracil, the active ingredient in Xyfid, is a naturally occurring substrate for enzymes, such as thymidine phosphorylase (TP) and and dihydropyrimidine dehydrogenase (DPD), that metabolize fluoropyrimidines into toxic metabolites. Addition of uracil to systemic fluoropyrimidine treatment regimens, such as tegafur-uracil, or UFT, is well-established to significantly diminish the incidence of HFS. Whereas such combination products have been licensed in Japan and much of Europe, they have not been approved for use in the United States due, in part, to FDA questions regarding the demonstrable non-inferiority of the combination drug compared with fluoropyrimidines alone.

In contrast to systemic exposure, topical application of uracil would potentially allow for the treatment and prevention of HFS without compromising the efficacy of systemic fluoropyrimidine therapy. In a small pilot study, Xyfid has been effective at preventing the both the incidence and recurrence of dose limiting HFS when applied topically.

Clinical and Regulatory Development

VioQuest is considering parallel regulatory paths for two separate indications for Xyfid:

510(k) Premarket Notification

During March 2008, we signed an agreement with Medical Device Consultants, Inc. (MDCI) for MDCI to assist us in obtaining clearance to market Xyfid pursuant to Section 510(k) of the Food, Drug and Cosmetic Act, or FDCA, and in particular, the “premarket notification” provisions of Section 510(k). To qualify for 510(k) premarket notification, a product must be substantially equivalent to another device that is legally marketed in the U.S. A device is substantially equivalent if, in comparison to a predicate it:

• has the same intended use as the predicate; and
• has the same technological characteristics as the predicate;

A claim of substantial equivalence does not mean the new and predicate devices must be identical. Substantial equivalence is established with respect to intended use, design, energy used or delivered, materials, chemical composition, manufacturing process, performance, safety, effectiveness, labeling, biocompatibility, standards, and other characteristics, as applicable.

On June 30, 2008, we filed a 510(k) application with the FDA seeking marketing clearance for Xyfid. The FDA has 90 days to review our submission and determine whether Xyfid is substantially equivalent to a medical device already in commercial distribution and, if so, to permit us to begin marketing Xyfid. However, the FDA’s review process often takes longer than the 90 period and we may be requested to submit additional information including clinical data. We believe that Xyfid may be substantially equivalent to several predicate devices designed to improve dry skin conditions and to relieve and to manage the burning and itching associated with various dermatoses including atopic dermatitis, irritant contact dermatitis, radiation dermatitis and other dry skin conditions, by maintaining a moist wound and skin environment. Substantial equivalence for Xyfid may be supported by the fact that chemically, uracil looks like a fusion of urea and malonic acid, which are both common ingredients found in many topical creams. Urea creams, such as Aquacare® and Carmol® are used for moisturizing and softening dry, cracked, calloused, rough, and hardened skin of feet, hands, or elbows.

Since uracil is known to decompose to urea and malonic acid, we believe that Xyfid could be considered a sustained-release version of urea, helping trap water and creating a healing “moisture barrier.” Xyfid applied at least twice daily to affected areas of the skin could improve dry skin conditions and relieve and manage the burning and itching associated with various dermatoses, including atopic dermatitis, irritant contact dermatitis, radiation dermatitis and other dry skin conditions by maintaining a moist wound and skin environment.

New Drug Application (NDA) Process

A pilot clinical study in patients has demonstrated that topical application of Xyfid to the hands and feet may be effective in preventing the recurrence of dose limiting HFS. On this basis, an investigational new drug application (IND) was submitted and accepted by the FDA. Subsequently, Xyfid was granted fast track designation for the prevention of HFS in patients receiving capecitabine for the treatment of advanced metastatic breast cancer.

Pursuant to this IND, we expect to evaluate the safety, tolerability and activity of Xyfid and its ability to reduce the incidence of HFS. We are considering a 30-patient Phase IIb study in breast cancer patients receiving capecitabine that could begin during 2008. The outcome of the Phase IIb study could support plans for registration of Xyfid under the NDA process. Xyfid has been awarded fast-track status by the FDA in this setting.

Lenocta™ (sodium stibogluconate)

Overview

Lenocta is a selective, small molecule inhibitor of certain protein tyrosine phosphatases (PTPs), such as SHP-1, SHP-2 and PTP1B, with demonstrated anti-tumor activity against a wide spectrum of cancers both alone and in combination with other approved immune activation agents, including IL-2 and interferons. PTPs are a family of proteins that regulate signal transduction pathways in cells and have been implicated in a number of diseases including cancer, diabetes, and neurodegeneration.

Pre-Clinical and Clinical Data

Lenocta has been shown to have anti-proliferative activity against a broad number of tumor cell lines, including melanoma and renal cell lines. Pre-clinical work in nude mice with cancer xenografts has shown that Lenocta can control malignancies in vivo as well. These effects were seen whether used as part of a combination therapy with existing treatments, including interferon and interleukin-2, or alone. In addition, preclinical data also suggests that monotherapy with Lenocta may be useful to treat certain other tumor types, including prostate cancer.

The preclinical data suggests that Lenocta utilizes multiple modes of action, including having a direct effect on cancer cells, as well as generally enhancing the body’s immune system. These multiple modes of action, along with Lenocta’s known historical toxicity profile, demonstrate that Lenocta is a potentially attractive drug candidate to evaluate as an anti-cancer agent.

Phase I data from our combination trial of Lenocta and alpha interferon (“IFN-2b”) demonstrated pharmacodynamic activity in some solid tumors as demonstrated by increases in the activities of natural killer cells, CD8 and type II dendritic cells, and two patients with ocular melanoma (1) and adenocystic carcinoma (1) have remained stable by Response Evaluation Criteria in Solid Tumors, or RECIST, on first assessment. There have been seventeen subjects evaluable for response.

A complete treatment cycle is for six weeks, with week 1 the patient is intravenously dosed with Lenocta for five days as a monotherapy, week 2 the patient is dosed with Lenocta and IFN-2b, week 3 is a rest period, weeks 4 and 5 the patient is dosed with Lenocta and IFN-2b, and then there is a week rest before a subsequent cycle is initiated. Patients have been given four different dose cohorts: 400 mg/m2, 600 mg/m2, 900 mg/m2 and 1350 mg/m2. Lenocta with IFN-2b has been well tolerated at doses up to 900 mg/m2.

Development Status

We filed with the FDA an IND for Lenocta, which the FDA accepted in August 2006, allowing us to commence clinical trials of Lenocta.

Lenocta is currently being studied at the M.D. Anderson Cancer Center and the University of New Mexico in a Phase IIa corporate-sponsored clinical trial in combination with IFN-2b in up to 54-patients with melanoma, renal cell carcinoma, and other solid tumors that have been non-responsive in previous cytokine therapy. In November 2007, we dosed our first patient in our Phase IIa solid tumor study. We expect to complete enrollment in our Phase IIa solid tumor study in 2008. The Phase IIa trial has been designed to evaluate the clinical efficacy and biological effectiveness of Lenocta at the highest tolerable does in combination with IFN-2b in patients with advanced-stage solid tumors.

The primary objectives of the Phase IIa clinical trial is to evaluate the tolerance, safety, maximum tolerated dose, and clinical efficacy and biological effectiveness of Lenocta in combination with IFN-2b. In addition, this trial will also evaluate pharmacokinetic data and anti-neoplastic activity. We also hope to gain a better understanding of how Lenocta affects important biological and genetic pathways.

Additional Potential Indication of Lenocta

As we continue to develop Lenocta for indications primarily used for an oncology drug candidate, we are also in the process of evaluating its potential development as a treatment for leishmaniasis. According to the World Health Organization, leishmaniasis currently threatens 350 million men, women and children in 88 countries around the world. The leishmaniases are parasitic diseases with a wide range of clinical symptoms:

•
Cutaneous leishmaniasis – Cutaneous forms of the disease normally produce skin ulcers on the exposed parts of the body such as the face, arms and legs). The disease can produce a large number of lesions - sometimes up to 200 - causing serious disability, and invariably leaving the patient permanently scarred, a stigma which can cause serious social prejudice;

•
Mucocutaneous – in mucocutaneous forms of leishmaniasis, lesions can lead to partial or total destruction of the mucous membranes of the nose, mouth and throat cavities and surrounding tissues. These disabling and degrading forms of leishmaniasis can result in victims being humiliated and cast out from society; and

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Visceral leishmaniasis - also known as kala azar - is characterized by irregular bouts of fever, substantial weight loss, swelling of the spleen and liver, and anaemia (occasionally serious). If left untreated, the fatality rate in developing countries can be as high as 100% within 2 years.

In collaboration with the U.S. Army through an executed CRADA, we are evaluating the potential development of Lenocta in the treatment of leishmaniasis. Lenocta was granted orphan drug designation by the FDA in the second half of 2006 for the treatment of leishmaniasis. We have also convened an advisory board to evaluate the potential submission of an NDA to the FDA for Lenocta for the treatment of leishmaniasis in 2008.

VQD-002 (triciribine phosphate monohydrate)

Overview

VQD-002, a tricyclic nucleoside that inhibits the activation of AKT, has demonstrated anti-tumor activity against a wide spectrum of cancers in preclinical and clinical studies. Amplification, overexpression, or activation of AKT, also named protein kinase B, have been detected in a number of human malignancies, including prostate, breast, ovarian, colorectal, pancreatic, and hematologic cancers. Activation of AKT is associated with cell survival, malignant transformation, tumor invasiveness, and chemo-resistance, while inhibition of AKT activity has been shown to cause cell death. These attributes make AKT an attractive target for cancer therapy.

Pre-Clinical and Clinical Data

VQD-002 was first synthesized in 1971 and identified as an antineoplastic agent. Phase I clinical trials on VQD-002 proved that its safety and side effects were dose dependent. However, as a single drug in phase II trials, VQD-002 failed to show efficacy against advanced breast, colon, and lung cancer even at very high doses.

A few years ago, researchers at Moffitt Cancer Center found that VQD-002 inhibits AKT activation and has antitumor activity as a single agent against tumors with activated AKT. Inhibition of AKT activation plays a key role in VQD-002’s antitumor activity. Thus, phase I trials of VQD-002 have been initiated for tumors with activated AKT using much lower doses of VQD-002 than those previously used that caused toxicity.

During October 2007, preclinical study results were published demonstrating that combining VQD-002 with trastuzumab (Herceptin® by Genentech) may be a clinically applicable strategy to overcome trastuzumab resistance, particularly that caused by loss of PTEN, a tumor suppressor protein. Trastuzumab resistance is a clinically devastating problem and this study suggests a rational improvement to trastuzumab-based therapy, which could directly affect the clinical management of breast cancer patients in general and particularly those with PTEN-deficient tumors.

During January 2008, preclinical study results were published demonstrating that VQD-002 disrupts a specific signaling pathway associated with chemoresistance and cancer cell survival in ovarian cancer. The study results indicate that VQD-002 could play a role in reversing drug resistance in ovarian cancer for patients treated with chemotherapy in the years ahead.

Preliminary Phase I data from our solid tumor study demonstrated that VQD-002 was well tolerated; one melanoma subject had stable disease for 8 months. Interim results of our Phase I hematologic malignancies trials demonstrate that VQD-002 is well-tolerated and shows signs of clinical activity in patients with advanced leukemias. The Phase I trial is designed to assess the safety, tolerability and pharmacokinetics of VQD-002 and to establish a recommended Phase II dose for further studies among patients. In results presented to date, a total of 28 patients have been enrolled at two clinical sites. Eighteen patients are evaluable for toxicity and response, eight patients are evaluable for toxicity only, and two patients are not evaluable.

In this study, VQD-002 was administered intravenously over a 28-day cycle on days 1, 8, and 15. Cohorts of 3 patients received escalating doses of VQD-002 at 15, 25, 35, and 45 mg/m2. Enrollment to higher doses is ongoing, which we are currently at 55 mg/m2. Patients had progressive disease despite receiving a median of 3 prior treatment regimens (range 1-4).

Preliminary results from the trial show that patients with relapsed, refractory acute myeloid leukemia, or AML, experienced a decrease in peripheral blood myeloblasts, a measure of clinical activity. In particular, four patients treated at the 25 mg/m2 or 35 mg/m2 dose level of VQD-002 experienced up to 50 percent reductions in peripheral blast cells. Additional hematological improvements included two patients achieving major improvements in platelet count lasting 7 and 36 days, respectively, and four patients achieving major improvements in neutrophil count lasting a median of 19 days while on therapy. VQD-002 was well-tolerated at the doses studied.

Development Status

We filed with the FDA an IND relating to VQD-002, which was accepted in April 2006. Pursuant to this IND, we are currently evaluating the safety, tolerability and activity of VQD-002 in two Phase I clinical trials, including one at the Moffitt Cancer Center in up to 42 patients with hyper-activated, phosphorylated AKT in solid tumors and a second clinical trial, with up to 40 patients, at the M.D. Anderson Cancer Center and the Moffitt Cancer Center in hematological tumors, with particular attention in leukemias. We expect to complete our Phase I studies in 2008. During 2008, the FDA granted orphan drug designation to VQD-002 for the treatment of multiple myeloma. We expect to advance VQD-002 into Phase II clinical development during 2008.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

Supply and Manufacturing

We have limited experience in manufacturing products for clinical or commercial purposes. We have entered into an agreement with Patheon Inc., a leading global provider of drug development and manufacturing services to the international pharmaceutical industry, to manufacture Xyfid which we believe will be adequate to satisfy our current clinical trial and early commercial market needs.

As we move forward, we plan to secure additional manufacturing capacity to meet the future demands for Xyfid and create back-up manufacturing capabilities.

The creation of a reproducible process is also critical in successfully sourcing Xyfid from multiple suppliers to create back-up manufacturing capabilities and/or to meet market demand. We believe that multi-sourcing is possible provided we can demonstrate that the manufacturing process is the same at all suppliers and the product produced by them is equivalent.

The key raw material for Xyfid, our lead product candidate, is uracil. Supply of uracil from China is important to our business and, therefore, we are following closely the recent evaluations of applicable controls and regulations in China. Accordingly, we will continue to monitor this situation closely to determine its impact, if any, on VioQuest and Xyfid. All of these factors could materially affect the commercial success of Xyfid.

We have also entered into manufacturing agreements for the supply of VQD-002 and Lenocta to ensure that we will have sufficient material for clinical trials. In addition, we are establishing the basis for commercial production capabilities. As with any supply program, obtaining raw materials of the correct quality cannot be guaranteed and we cannot ensure that we will be successful in this endeavor.

At the time of commercial sale, to the extent possible and commercially practicable, we would seek to engage a back-up supplier for each of our product candidates. Until such time, we expect that we will rely on a single contract manufacturer to produce each of our product candidates under current Good Manufacturing Practice, or cGMP, regulations. Our third-party manufacturers have a limited number of facilities in which our product candidates can be produced and will have limited experience in manufacturing our product candidates in quantities sufficient for conducting clinical trials or for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect their ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.

We expect to similarly rely on contract manufacturing relationships for any products that we may in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the Drug Enforcement Agency and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. Our contractors in Europe face similar challenges from the numerous European Union and member state regulatory agencies. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations.

If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Government and Industry Regulation

The research, development, testing, manufacturing, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the U.S. and other countries. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

Drug Approval Process

None of our drug candidates may be marketed in the U.S. until the drug has received FDA approval. The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies, and formulation studies,

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin,

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication,

•	submission to the FDA of an NDA,

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or cGMPs, and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an Institutional Review Board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDCA permits FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The agencies review the application and may deem it to be inadequate to support the registration and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis surrogate endpoints. Generally, drugs that may be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drug candidates will qualify for any of these programs, or that, if a drug candidate does qualify, that the review time will be reduced.

Section 505b2 of the FDCA allows the FDA to approve a follow-on drug on the basis of data in the scientific literature or data used by FDA in the approval of other drugs. This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of drugs based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA may issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post marketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we can market our product candidates for additional indications, we must obtain additional approvals from FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that any additional approval for new indications for any product candidate will be approved on a timely basis, or at all.

Post-Approval Requirements

Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to: (i) report certain adverse reactions to the FDA, (ii) comply with certain requirements concerning advertising and promotional labeling for their products, and (iii) continue to have quality control and manufacturing procedures conform to cGMP after approval. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. Our product candidate Lenocta received orphan drug designation for the treatment of leishmaniasis in December 2006. Our product candidate VQD-002 received orphan drug designation for the treatment of multiple myeloma in February 2008.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. Our product candidate Xyfid received fast track designation status in April 2005, for the prevention of HFS in patients receiving capecitabine for the treatment of advanced metastatic breast cancer as a fast track product. The FDA granted Xyfid fast track designation for the treatment of HFS from the use of capecitabine or 5-FU, as HFS is a serious condition for which there is currently no approved therapy, and Xyfid shows potential for prevention and treatment of HFS as indicated by the pilot study’s clinical observations.

If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

Priority Review.    Under FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. We cannot guarantee any of our drug candidates will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that FDA will ultimately grant drug approval.

Accelerated Approval.    Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses, and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA. In rare instances FDA may grant accelerated approval of an NDA based on Phase 2 data and require confirmatory Phase 3 studies to be conducted after approval and/or as a condition of maintaining approval. We can give no assurance that any of our drugs will be reviewed under such procedures.

When appropriate, we and our collaborators intend to seek fast track designation or accelerated approval for our drug candidates. We cannot predict whether any of our drug candidates will obtain a fast track or accelerated approval designation, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of our drug candidates.

Satisfaction of FDA regulations and requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of our drug candidates, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug candidates on a timely basis, if at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Section 510(k)

We are pursuing FDA clearance for Xyfid as a medical device pursuant to Section 510(k) of the Food Drug and Cosmetic Act, or FDCA, and submitted our 510(k) application on June 30, 2008. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval.

When a 510(k) clearance is required, the device sponsor must submit a premarket notification demonstrating that its proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution. The evidence required to prove substantial equivalence varies with the risk posed by the device and its complexity. By regulation, the FDA is required to complete its review of a 510(k) within 90 days of submission of the notification. As a practical matter, however, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous pre-marketing requirements, known as pre-market approval.

After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, will require a new 510(k) clearance or could require a Pre-Market Approval application, or PMA approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or a PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Non-United States Regulation

Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to that required in the U.S., although the requirements governing the conduct of clinical trials, including additional clinical trials that may be required, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all EU members’ states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

Intellectual Property and Patents

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents, supported by regulatory data exclusivity or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the United States and, when appropriate, internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. We have a number of patents and patent applications related to our compounds and other technology, but we cannot guarantee the scope of protection of the issued patents, or that such patents will survive a validity or enforceability challenge, or that any of the pending patent applications will issue as patents.

Generally, patent applications in the United States are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

If a patent is issued to a third party containing one or more preclusive or conflicting claims, and those claims are ultimately determined to be valid and enforceable, we may be required to obtain a license under such patent or to develop or obtain alternative technology. In the event of a litigation involving a third party claim, an adverse outcome in the litigation could subject us to significant liabilities to such third party, require us to seek a license for the disputed rights from such third party, and/or require us to cease use of the technology. Further, our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would involve substantial costs.

Xyfid™

We have an exclusive, world-wide license to U.S. and foreign patents and patent applications claiming the Xyfid formulation and methods of using this formulation for treatment of adverse dermatological conditions associated with cancer treatment. Two U.S. patents with claims encompassing Xyfid have issued.

U.S. Patent No. 6,979,688 (“the ‘688 patent”) contains claims directed to methods of reducing cutaneous side-effects of systemic therapy with 5-fluorouracil (5-FU) or a precursor of 5-FU, the method comprising: applying uracil topically to the skin of a patient being treated concurrently and systemically with 5-fluorouracil (5-FIT) or a precursor of 5-FU in an amount effective to reduce, at the site of topical uracil administration, the development of cutaneous side-effects. The ‘688 patent also contains claims reciting methods of treating breast or colorectal cancer with reduced cutaneous side-effects, the method comprising: systemically administering 5-fluorouracil (5-FU) or a precursor of 5-FU to a patient having breast or colorectal cancer; and concurrently applying uracil topically to the patient's skin in an amount effective to reduce, at the site of topical uracil administration, the development of cutaneous side-effects. The ‘688 patent will expire in 2023.

U.S. Patent No. 6,995,165 (“the ‘165 patent”) contains claims encompassing kit for the administration of at least one dose of an orally administrable fluoropyrimidine prodrug or precursor with reduced cutaneous toxicity, the kit comprising: at least one dose of an orally administrable fluoropyrimidine prodrug or precursor; and at least one dose of a topical composition comprising uracil and a pharmaceutically acceptable carrier or excipient, wherein each dose of topical composition contains uracil in an amount that is both (i) sufficient, at the site of topical application, to reduce the development of cutaneous side-effects, and (ii) insufficient to produce a circulating uracil concentration capable of causing clinically observable diminution in potency or efficacy of the kit’s fluoropyrimidine prodrug or precursor, or metabolite thereof, at a neoplastic tissue desired to be treated. The ‘165 patent will expire in 2023.

Lenocta™

We have an exclusive, world-wide license to U.S. and foreign patents and patent applications claiming the Lenocta formulation and methods of using this formulation for treatment various types of tumors and cancers. No U.S. or foreign patents have issued or granted at this time. One U.S. patent application and one European patent application have been allowed. Once issued, the patents will expire in 2022.

VQD-002

We have an exclusive, world-wide license to U.S. and foreign patents and patent applications claiming the VQD-002 formulation and methods of using this formulation for treatment various types of tumors and cancers. No U.S. patents have issued at this time. However, the earliest expiration date of any U.S. patent that issued is 2025.

Other Intellectual Property Rights

We depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

In addition to patent protection, we may utilize orphan drug regulations or other provisions of the Food, Drug and Cosmetic Act to provide market exclusivity for certain of our drug candidates. Orphan drug regulations provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our drug candidates will be eligible for orphan drug designation; however, we cannot assure that our drugs will obtain such orphan drug designation or that we will be the first to receive FDA approval for such drugs so as to be eligible for market exclusivity protection.

Licensing Agreements and Collaborations

We have formed strategic alliances with a number of companies for the manufacture and commercialization of our products. Our breach of an existing license or failure to obtain a license to technology required to develop, test and commercialize our products may seriously harm our business. Our current key strategic alliances are discussed above under “Management’s Discussion and Analysis of Financial Condition and Result of Operations – Contractual Obligations.”

Employees and Consultants

As of July 21, 2008, we currently have four full-time employees and two consultants. We anticipate hiring additional full-time employees in the medical and clinical functions, based upon available financial resources. We intend to and will continue to use senior advisors, consultants, clinical research organizations and third parties to perform certain aspects of our products’ development, manufacturing, clinical and preclinical development, and regulatory and quality assurance functions. None of our employees are represented by a collective bargaining unit. We consider our relations with our employees to be satisfactory.

As we develop our technology and business, we anticipate the need to hire additional employees, especially employees with expertise in the areas of clinical operations and business development.

Environmental Regulation

We are not subject to environmental regulations that have a material effect upon our capital expenditures or otherwise.

Description of Property

We lease office space in Basking Ridge, New Jersey. We have amended our original lease agreement effective June 15, 2005, for additional office space effective November 20, 2006 for our principal executive offices located in Basking Ridge, New Jersey. This facility consists of approximately 4,000 square feet of office space. Pursuant to the lease agreement term of sixty-two months, we pay approximately $8,000 per month for rent and utilities. Our total lease commitment of approximately $416,000 for rent and utilities expires in January 2012.

In connection with the sale of our Chiral Quest Subsidiary, on July 16, 2007, we entered into a sublease agreement with Chiral Quest Acquisition Corp. (“CQAC”), which purchased Chiral Quest, to lease office and laboratory space in Monmouth Junction, New Jersey used in Chiral Quest’s business. The sublease agreement provides for a term that will expire on May 30, 2008. CQAC agreed to make all payments of base rent and additional rent that we are obligated to pay under our lease agreement for such space. If CQAC were to default on payment during the sublease agreement’s term, we would be obligated to provide payment to its landlord on behalf of CQAC through the remainder of the original lease term, and we will have the right to cancel and terminate the sublease with CQAC upon 5 days notice to subtenant. To date, CQAC has fully complied with the sublease agreement with us.

We believe our existing facilities, as described above, are adequate to meet our needs at least through the year ending December 31, 2008.

Legal Matters

We are not currently a party to any material legal proceeding.

MANAGEMENT AND BOARD OF DIRECTORS

Directors, Executive Officers and Other Key Employees

The following table sets forth the name and position of each of our directors and executive officers:

Name	Age	Positions
Michael D. Becker	39	Director, Chief Executive Officer and President
Christopher P. Schnittker	39	Chief Financial Officer and Vice President
Stephen C. Rocamboli	36	Director, non-executive Chairman of Board of Directors and Secretary
Johnson Y.N. Lau, M.D.	47	Director
Michael Weiser, M.D., Ph.D.	45	Director

Michael D. Becker, President and Chief Executive Officer, joined VioQuest in November 2007. Previously, he served as President and Chief Executive Officer at Cytogen Corporation since December 2002. Mr. Becker joined Cytogen in April 2001 and held positions of increasing responsibility, including Chief Executive Officer of AxCell Biosciences, a subsidiary of Cytogen focused on signal transduction pathways, and Vice President of Business Development and Industry Relations. During his tenure at Cytogen, Mr. Becker raised in excess of $130 million in new capital through both public offerings and private placements. Prior to joining Cytogen, Mr. Becker was with Wayne Hummer Investments LLC, a Chicago-based regional brokerage firm from July 1996 to April 2001, where he held senior positions as a biotechnology analyst, investment executive and portfolio manager. Mr. Becker was also the founder and Executive Editor of Beck on Biotech, a monthly biotechnology investment newsletter published from July 1998 through March 2001. Mr. Becker attended DePaul University in Chicago, Illinois. Mr. Becker is Chairman of BioNJ, which was founded in 1994 by New Jersey biotechnology industry CEOs to serve as the voice of and advocate for the biotechnology industry in New Jersey.

Christopher P. Schnittker, CPA, Chief Financial Officer and Vice President, joined us in July 2008. Prior to VioQuest, Mr. Schnittker served as the Senior Vice President and Chief Financial Officer for Micromet, Inc., from October 2006 to December 2007. Mr. Schnittker also served as Senior Vice President and Chief Financial Officer for Cytogen Corporation, a publicly-traded biopharmaceutical company, from September 2003 to June 2006. From June 2000 to August 2003, Mr. Schnittker was Senior Vice President, Chief Financial Officer, and Corporate Secretary of Genaera Corporation (formerly Magainin Pharmaceuticals, Inc.). Mr. Schnittker received his B.A. degree in Economic and Business, with a concentration in Accounting, from Lafayette College. Mr. Schnittker is a certified public accountant licensed in the State of New Jersey.

Stephen C. Rocamboli has served as our non-executive Chairman since February 2003 and Secretary since November 2006. He was our Secretary from 2003 to December 2003. Mr. Rocamboli is currently President of Pear Tree Pharmaceuticals, Inc. Prior to joining Pear Tree, Mr. Rocamboli was deputy general counsel of Paramount BioCapital, Inc. and Paramount BioCapital Investments, LLC and served as deputy general counsel of those companies from September 1999 to August 2007. From November 2002 to December 2003, Mr. Rocamboli served as director of Ottawa, Ontario based Adherex Technologies, Inc. Mr. Rocamboli also serves as a member of the board of directors of several privately held development stage biotechnology companies. Prior to joining Paramount, Mr. Rocamboli practiced law in the health care field. He received his J.D. from Fordham University School of Law.

Johnson Y.N. Lau, M.B.B.S., M.D., F.R.C.P., has been a member of our board of directors since November 2005. He currently serves as the Chairman of Kinex Pharmaceuticals, LLC, a position he has held since December 2003. Dr. Lau currently is a member of the board of directors of Chelsea Therapeutics International, Ltd. (NASDAQ: CHTP), a publicly-held company. Prior to his position with Kinex Pharmaceuticals, Dr. Lau was an independent contractor from January 2003 until December 2003 and served in various capacities at Ribapharm Inc. from August 2000 until January 2003, including Chairman, President and Chief Executive Officer. Previously he was the Senior Vice President and Head of Research and Development at ICN Pharmaceuticals and Senior Director of Antiviral Therapy at Schering-Plough Research Institute. He has published over 200 scientific papers and 40 reviews and editorials in leading academic journals and was elected as a Fellow, Royal College of Physicians in 2004. Dr. Lau holds an M.B.B.S. and M.D. from the University of Hong Kong and the degrees of M.R.C.P. and F.R.C.P. from the Royal College of Physicians.

Michael Weiser, M.D., Ph.D, is the founder and co-chairman of Actin Biomed, a New York based healthcare investment firm advancing the discovery and development of novel treatments for unmet medical needs. Prior to joining Actin, Dr. Weiser was the Director of Research at Paramount BioCapital where he was responsible for the scientific, medical and financial evaluation of biomedical technologies and pharmaceutical products under consideration for development. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine. He performed his post-graduate medical training in the Department of Obstetrics and Gynecology at New York University Medical Center. Dr. Weiser also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and received his B.A. in Psychology from University of Vermont. Dr. Weiser is a member of The National Medical Honor Society, Alpha Omega Alpha. In addition, Dr. Weiser has received awards for both academic and professional excellence and is published extensively in both medical and scientific journals. Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc, Chelsea Therapeutics International, Ltd., Emisphere Technologies, Inc., Hana Biosciences, Inc., Ziopharm Oncology, Inc. and VioQuest Pharmaceuticals, Inc. as well as several privately held companies.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to (i) each individual serving as our principal executive officer during our last completed fiscal year; and (ii) each other individual that served as our executive officer at the conclusion of the fiscal year ended December 31, 2007 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executives”).

Name and Principal Position	Year	Salary		Bonus	Option Awards (1)		Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Michael D. Becker	2007	$40,894	(2)	$–	$45,954	(3)	$–		$–		$86,848
Chief Executive Officer and President	2006	–		–	–		–		–		–
Edward C. Bradley, M.D.	2007	$273,679	(4)	$–	$111,013	(5)	$–		$–		$384,692
Former Chief Scientific and Medical Officer	2006	–		–	–		–		–		–
Brian Lenz	2007	$185,000		$–	$92,542	(6)	$36,483	(7)	$–		$314,025
Former Chief Financial Officer and Treasurer	2006	134,583		–	86,546		24,412		3,600	(7)	249,141
Daniel E. Greenleaf	2007	$311,013		$100,000	$87,026		$100,000	(9)	$–		$598,039
Former Chief Executive Officer and President (8)	2006	360,000		100,000	818,053		100,000		–		1,378,053

(1)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R) of stock option awards, and may include amounts from awards granted in and prior to fiscal year 2007. Assumptions used in the calculation of this amount for employees are identified in Note 8 to our annual financial statements for the year ended December 31, 2007 included elsewhere in this prospectus. The number of shares granted by the stock option awards described in this table have been adjusted pursuant to our 1-for-10 reverse stock split on April 25, 2008.

(2)
Pursuant to Mr. Becker’s employment agreement dated November 11, 2007, Mr. Becker’s employment commenced with the Company on November 21, 2007, and is for a four year term. Mr. Becker’s annual salary is $358,400.

(3)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R), of the following stock option awards: (i) the vesting of 501,334 share option granted on November 21, 2007 which vests in equal installments over four years; and (ii) the vesting of a portion of shares subject to an option to purchase an aggregate of 85,640 shares granted November 21, 2007 which vests in equal amounts over four years, but is subject to vesting to the extent the Company’s shares held in escrow in connection with our acquisition of Greenwich Therapeutics, Inc. are released. On December 4, 2007, 29,974 shares of the such escrowed shares were released. Thus, 21,410 share options vest on November 21, 2008 and 8,564 vest on November 21, 2009.

(4)
Pursuant to Dr. Bradley’s employment agreement dated February 1, 2007, Dr. Bradley is entitled to receive a salary of $330,000 on an annualized basis. On March 20, 2008, Dr. Bradley entered into an agreement with the Company which provided for a reduction in his base salary from $330,000 to $165,000. In addition, the agreement provided for a reduction in the number of hours of service required to be provided by Dr. Bradley to the Company. On April 11, 2008, Dr. Bradley resigned from his part-time position with the Company.

(5)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R) of the following stock option awards: (i) the vesting of one-third of a 70,000 share option granted on February 1, 2007 which vests in equal amounts over 3 years.

(6)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R) of the following stock option awards: (i) the vesting of one-third of a 2,500 share option granted on April 19, 2004 which vests in equal amounts over 3 years; (ii) the vesting of one-third of a 6,000 share option granted on January 24, 2005 which vests in equal amounts over 3 years; (iii) the vesting of one-third of a 10,000 share option granted on November 29, 2005, which vests in equal amounts over 3 years; (iv) the vesting of one-third of a 10,000 share option granted on March 31, 2006, which vests in equal amounts over 3 years; and (v) the vesting of one-third of a 10,000 share option granted on May 11, 2007, which vests in equal amounts over 3 years.

(7)
Amount represents a cash bonus awarded based upon the satisfaction of performance criteria established by our Board of Directors. See “– Employment Agreements with Named Executives – Brian Lenz – Bonus Compensation.”

(8)
Pursuant to Mr. Greenleaf’s employment agreement, he is entitled to a bonus of $100,000 upon each anniversary of his agreement. On November 14, 2007, the Company and Mr. Greenleaf, the Company’s former President & Chief Executive Officer, entered into a Separation and Release Agreement. Pursuant to the Separation Agreement, we and Mr. Greenleaf agreed that Mr. Greenleaf’s employment with the Company terminated as of November 9, 2007, and that Mr. Greenleaf resigned from all positions as officer and director of the Company.

(9)
Amount represents a cash bonus awarded based upon the satisfaction of performance criteria established by our Board of Directors. See “– Employment Agreements with Named Executives – Daniel Greenleaf – Bonus Compensation.”

Employment Agreements with Named Executives

The following descriptions of our employment agreements with our named executives contain explanations of bonuses, stock options, and other rights held by our named executives to receive or purchase our stock. All of the figures included in the following descriptions have been adjusted pursuant to our 1-for-10 reverse stock split, unless otherwise noted.

Michael D. Becker
Chief Executive Officer and President

On November 11, 2007 we entered into an employment agreement (the “Becker Agreement”) with Michael D. Becker, our President and Chief Executive Officer. Pursuant to the agreement, Mr. Becker’s employment with us is for a four year term, commencing on November 21, 2007. Mr. Becker is entitled to receive an annual base salary of $358,400. Additionally, the agreement provides that Mr. Becker is eligible for one-time milestone-based cash bonus payments, as follows: (i) $150,000 in the event that we receive gross proceeds equal to or in excess of $10 million as a result of the sale of our securities in one or a series of related transactions; (ii) $125,000 upon such time that our market capitalization exceeds $125 million for a period of fifteen consecutive trading days, and the average trading volume of our common stock is at least 100,000 shares per trading day; (iii) $500,000 upon such time that our market capitalization exceeds $250 million for a period of fifteen consecutive trading days, and the average trading volume of our common stock is at least 200,000 shares per trading day; (iv) $1,000,000 upon such time that our market capitalization exceeds $500 million for a period of fifteen consecutive trading days, and the average trading volume of our common stock is at least 300,000 shares per trading day; and (v) $2,000,000 upon such time that our market capitalization exceeds $1 billion for a period of fifteen consecutive trading days, and the average trading volume of our common stock is at least 400,000 shares per trading day.

Pursuant to the Becker Agreement, we also issued to Mr. Becker a ten-year option under our 2003 Stock Option Plan, to purchase 501,334 shares of our common stock at an exercise price of $3.00 per share. The options vests in four equal annual installments commencing on November 21, 2008. Additionally, pursuant to Mr. Becker’s employment agreement, we issued 85,640 additional stock options (referred to as the “Merger Option”) on November 21, 2007, at an exercise of $3.00 per share. The merger options vest in four equal annual installments commencing on November 21, 2008, however in addition to such vesting, the Merger Option is only exercisable to the extent our shares which are held in escrow in connection with our acquisition of Greenwich Therapeutics, Inc. in October 2005, are released. On December 4, 2007, 35% of the escrowed shares were released. Therefore, 29,974 shares, representing 35% of the Merger Option, vest and are exercisable as follows: 21,410 shares vest and are exercisable on November 21, 2008, and 8,564 shares vest and are exercisable on November 21, 2009.

Notwithstanding the 4-year term of the Becker Agreement, either party has the right to terminate the agreement and Mr. Becker’s employment sooner. In the event we terminate his employment upon a “change of control” or for a reason other than for “cause” or Mr. Becker’s death or disability, or if Mr. Becker terminates his employment for “good reason,” then we will continue pay to Mr. Becker his base salary and will provide health insurance coverage for a period of 12 months. In addition, the unvested portions of the Stock Options that are scheduled to vest on the next anniversary date of Mr. Becker’s employment shall accelerate and be deemed vested as of the termination date and shall remain exercisable for a period of 90 days. However, to the extent any portion of the Merger Option has not become exercisable because all or a portion of the Greenwich escrowed shares have not been released from escrow, then the Merger Option, or any such portion, will be forfeited. Notwithstanding the foregoing, if Mr. Becker’s employment is terminated by us in connection with specified change of control transactions, then all Stock Options shall accelerate and be deemed vested as of such termination date. If we terminate Mr. Becker’s employment for “cause” or if Mr. Becker terminates his employment for a reason other that “good reason,” then we are only obligated to pay to Mr. Becker his accrued and unpaid base salary through the date of termination. If Mr. Becker’s employment is terminated as a result of his death or disability, then we will also pay to Mr. Becker or his estate his annualized base salary for a period of 6 months and will provide health insurance for a period of 12 months from such termination.

The term “cause” under the Becker Agreement means the following conduct or actions taken by Mr. Becker:

•	his willful and repeated failure or refusal to perform his material duties or obligations;

•	any willful, intentional or grossly negligent act having the effect of injuring, in a material way (whether financial or otherwise), the Company’s business or reputation;

•	willful misconduct by in respect of his material duties or obligations;

•	his indictment of any felony involving a crime of moral turpitude;

•	the determination by the Company that Mr. Becker engaged in material harassment or discrimination prohibited by law;

•	any misappropriation or embezzlement of the Company’s property;

•	a breach of the non-solicitation, non-competition, invention assignment and confidentiality provisions of the Becker Agreement; or

•	a material breach of any other material provision of the Becker Agreement that is not cured within 30 days after written notice thereof is given by the Company.

The term “change of control” under the Becker Agreement means any of the following: (A) the direct or indirect acquisition by a person in one or a series of related transactions of Company securities representing more than 50% of our combined voting power; (B) a merger, consolidation, reorganization or share exchange involving us, or the sale of all or substantially all of our assets, unless the beneficial owners of our securities immediately prior to such transaction continue to hold more than 50% of the combined voting power of the then-outstanding securities.

The term “good reason” means:

•	a material reduction by the Company of Mr. Becker’s compensation or benefits;

•	a material reduction or change in Mr. Becker’s duties, responsibilities or position;

•	a material breach by the Company of any material term of the Becker Agreement; or

•	a relocation of the principal place of employment by more than 50 miles without Mr. Becker’s consent.

The Becker Agreement also provides for customary covenants that preclude Mr. Becker from disclosing our confidential information, require him to assign certain inventions to us, restrict his ability to compete with us during his employment and for a 12-month period thereafter, and prohibit Mr. Becker from soliciting Company employees to leave our employ during the 12-month period following his employment termination.

Christopher Schnittker, CPA, Chief Financial Officer, joined us in July 2008. Prior to VioQuest, Mr. Schnittker served as the Senior Vice President and Chief Financial Officer for Micromet, Inc., from October 2006 to December 2007. Mr. Schnittker also served as Senior Vice President and Chief Financial Officer for Cytogen Corporation, a publicly-traded biopharmaceutical company, from September 2003 to June 2006. From June 2000 to August 2003, Mr. Schnittker was Senior Vice President, Chief Financial Officer, and Corporate Secretary of Genaera Corporation (formerly Magainin Pharmaceuticals, Inc.). Mr. Schnittker received his B.A. degree in Economic and Business, with a concentration in Accounting, from Lafayette College. Mr. Schnittker is a certified public accountant licensed in the State of New Jersey.

Christopher Schnittker
Chief Financial Officer and Vice President

On July 18, 2008 we entered into an employment agreement (the “Schnittker Agreement”) with Christopher Schnittker, our Chief Financial Officer and Vice President. Pursuant to the agreement, Mr. Schnittker’s employment with us is for a two year term, commencing on July 21, 2008. Mr. Schnittker is entitled to receive an annual base salary of $185,000. Additionally, the agreement provides that Mr. Schnittker is eligible for one-time milestone-based cash bonus payment of $50,000 in the event that we receive gross proceeds equal to or in excess of $10 million as a result of the sale of our securities in one or a series of related transactions and a bonus of up to 30% of his annual base salary in the discretion of Mr. Becker, our Chief Executive Officer.

Pursuant to the Schnittker Agreement, we also issued to Mr. Schnittker a ten-year option under our 2003 Stock Option Plan, to purchase 180,000 shares of our common stock at an exercise price equal to fair market value on the date of the grant. The options vest in four equal annual installments commencing on July 21, 2009. Additionally, pursuant to the Schnittker Agreement, we issued 180,000 additional stock options (referred to as the “Merger Option”) on July 21, 2008, at an exercise price equal to fair market value on the date of the grant. The merger options vest in four equal annual installments commencing on July 21, 2009, however in addition to such vesting, the Merger Option is only exercisable to the extent our shares which are held in escrow in connection with our acquisition of Greenwich Therapeutics, Inc., in October 2005, are released.

Notwithstanding the 2-year term of the Schnittker Agreement, either party has the right to terminate the agreement and Mr. Schnittker’s employment sooner. In the event we terminate his employment upon a “change of control” or for a reason other than for “cause” or Mr. Schnittker’s death or disability, or if Mr. Schnittker terminates his employment for “good reason,” then we will continue pay to Mr. Schnittker his base salary and will provide health insurance coverage for a period of 12 months. In addition, the unvested portions of the Stock Options that are scheduled to vest on the next anniversary date of Mr. Schnittker’s employment shall accelerate and be deemed vested as of the termination date and shall remain exercisable for a period of 90 days. However, to the extent any portion of the Merger Option has not become exercisable because all or a portion of the Greenwich escrowed shares have not been released from escrow, then the Merger Option, or any such portion, will be forfeited. Notwithstanding the foregoing, if Mr. Schnittker’s employment is terminated by us in connection with specified change of control transactions, then all Stock Options shall accelerate and be deemed vested as of such termination date. If we terminate Mr. Schnittker’s employment for “cause” or if Mr. Schnittker terminates his employment for a reason other that “good reason,” then we are only obligated to pay to Mr. Schnittker his accrued and unpaid base salary through the date of termination. If Mr. Schnittker’s employment is terminated as a result of his death or disability, then we will also pay to Mr. Schnittker or his estate his annualized base salary for a period of 6 months and will provide health insurance for a period of 12 months from such termination.

The term “cause” under the Schnittker Agreement means the following conduct or actions taken by Mr. Schnittker:

•	his willful failure, disregard or refusal to perform his material duties or obligations;

•	any willful, intentional or grossly negligent act having the effect of injuring, in a material way (whether financial or otherwise), the Company’s business or reputation;

•	willful misconduct by in respect of his material duties or obligations;

•	his indictment of any felony involving a crime of moral turpitude;

•	the determination by the Company that Mr. Schnittker engaged in material harassment or discrimination prohibited by law;

•	any material misappropriation or embezzlement of the Company’s property;

•	a breach of the non-solicitation, non-competition, invention assignment and confidentiality provisions of the Schnittker Agreement; or

•	a material breach of any other material provision of the Schnittker Agreement that is not cured within 30 days after written notice thereof is given by the Company.

The term “change of control” under the Schnittker Agreement means any of the following: (A) the direct or indirect acquisition by a person in one or a series of related transactions of Company securities representing more than 50% of our combined voting power; (B) a merger, consolidation, reorganization or share exchange involving us, or the sale of all or substantially all of our assets, unless the beneficial owners of our securities immediately prior to such transaction continue to hold more than 50% of the combined voting power of the then-outstanding securities.

The term “good reason” means:

•	a material reduction by the Company of Mr. Schnittker’s compensation or benefits;

•	a material reduction or change in Mr. Schnittker’s duties, responsibilities or position;

•	a material breach by the Company of any material term of the Schnittker Agreement; or

•	a relocation of the principal place of employment by more than 50 miles without Mr. Schnittker’s consent.

The Schnittker Agreement also provides for customary covenants that preclude Mr. Schnittker from disclosing our confidential information, require him to assign certain inventions to us, restrict his ability to compete with us during his employment and for a 12-month period thereafter, and prohibit Mr. Schnittker from soliciting Company employees to leave our employ during the 12-month period following his employment termination.

Edward C. Bradley
Former Chief Scientific and Medical Officer

On February 1, 2007 we entered into an employment agreement with Edward C. Bradley, M.D., as our Chief Scientific and Medical Officer. The agreement was for an indefinite term beginning on February 1, 2007 and provided for an initial base salary of $330,000, plus an annual target bonus of up to 20% of base salary based upon his personal performance and an additional amount of up to 10% of base salary based upon Company performance. Pursuant to the employment agreement, Dr. Bradley received stock options to purchase 70,000 shares of our common stock. The options vest in three equal annual installments, commencing in February 2008 and will be exercisable at a price per share equal to $5.50. The employment agreement also entitled Dr. Bradley to certain severance benefits. In the event that we terminated Dr. Bradley’s employment without cause, then Dr. Bradley was entitled to receive his then annualized base salary for a period of six months. If Dr. Bradley’s employment was terminated without cause, and within a year of a change of control, then Dr. Bradley was entitled to receive his then annualized base salary for a period of one year, and he was entitled to receive any bonuses he has earned at the time of his termination. For the fiscal year ended December 31, 2007, Mr. Bradley was not entitled to receive any bonus payout.

On March 20, 2008, Dr. Bradley entered into an agreement with us to reduce his base salary from $330,000 to $165,000. In addition, the agreement reduced Dr. Bradley’s required number of hours of service to us. On April 11, 2008, Dr. Bradley resigned from his part-time position with us. Pursuant to the terms of his employment agreement, stock options representing 23,333 shares of our common stock vested on February 1, 2008, and the balance of the stock options were forfeited. However, on April 15, 2008, we agreed to immediately vest an additional 23,333 shares subject to Dr. Bradley's stock options, so that as of April 15, 2008, Dr. Bradley's right to purchase an aggregate of 46,666 shares subject to his stock option is vested and exercisable. We also extended the exercise period with respect to Dr. Bradley's options until December 31, 2008. We have no other obligations to pay Dr. Bradley any further compensation.

Brian Lenz
Former Chief Financial Officer and Treasurer

On July 21, 2008, Brian Lenz resigned as our Chief Financial Officer and Treasurer and became a part-time employee. We did not have a formal employment agreement with Mr. Lenz and his resignation did not trigger any obligations under the severance benefits agreement we had entered into in August 2006. Mr. Lenz had received several grants of stock options during his service to the Company of which options representing the right to purchase 53,334 shares had vested as of July 21, 2008. Pursuant to the terms of our grants of stock options to Mr. Lenz, all of his unvested options were to be forfeited on August 14, 2008. However, on July 18, 2008, we agreed to vest 93,333 shares subject to Mr. Lenz’s stock options on August 14, 2008, so that as of that date, Mr. Lenz will have the right to purchase an aggregate of 146,667 shares of the our common stock. Furthermore, we extended the exercise period for his options until August 14, 2009.

Bonus Compensation. Mr. Lenz was also eligible to receive an annual cash bonus upon achievement of certain performance criteria established by our Board each year. The following table describes the criteria, the maximum amount for which Mr. Lenz was eligible to receive for 2007 for fully satisfying each criterion, and the amount he was paid for each such criterion for 2007:

2007 Criteria	Eligible Amount	Amount Awarded
Completion of financings resulting in gross proceeds of a targeted amount	$11,100	$0
Listing of common stock on a national securities exchange	$16,650	$0
Company’s initiation of 5 Phase II corporate sponsored clinical trials	$5,550	$0
Chiral Quest sale process completion	$16,650	$16,650
Qualitative factors relating to leadership, teamwork, peer interaction, initiative and communication	$5,550	$0
Total	$55,500	$16,650

Daniel Greenleaf
Former Chief Executive Officer and President

On November 14, 2007, we and Daniel Greenleaf, our former President and Chief Executive Officer, entered into a Separation and Release Agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, the parties mutually agreed that Mr. Greenleaf’s employment with us terminated as of November 9, 2007, and that Mr. Greenleaf resigned from all positions as officer and director. The Separation Agreement provides for the following compensation to be paid to Mr. Greenleaf following his separation from us: (i) Mr. Greenleaf will receive his annualized base salary of $360,000 through November 15, 2007; (ii) Mr. Greenleaf will receive his annualized base salary of $360,000 for a period of 6 months commencing on or about May 10, 2008; (iii) Mr. Greenleaf will receive a lump sum payment of $70,000 payable on or before March 31, 2008; and (iv) we will reimburse Mr. Greenleaf for health insurance for a period of up to 12 months. Under the Separation Agreement, the parties agreed to release each other from certain legal claims, known or unknown, as of the date of the agreement, and we also released Mr. Greenleaf from the covenant not to compete contained in his employment agreement with us dated February 1, 2005.

Option Grants. Pursuant to Mr. Greenleaf’s separation agreement, Mr. Greenleaf waived his right to any stock options that have not vested as of the separation date. Therefore, of the total 273,106 options grants issued to Mr. Greenleaf during his employment, Mr. Greenleaf forfeited a total of 97,612, and the remaining 175,494 option grants are exercisable within 12 months of the separation date.

Bonus Compensation. Mr. Greenleaf was also eligible to receive an annual cash bonus upon achievement of certain performance criteria established by our Board each year. The following table describes the criteria, the maximum amount for which Mr. Greenleaf was eligible to receive for 2007 for fully satisfying each criterion, and the amount he was paid for each such criterion for 2007:

2007 Criteria	Eligible Amount	Amount Awarded
Completion of financings resulting in gross proceeds of a targeted amount	$40,000	$0
Listing of common stock on national securities exchange	$50,000	$0
Company’s initiation of 5 Phase II corporate sponsored clinical trials	$30,000	$0
Company’s completion of enrollment of 3 Phase II clinical trials	$20,000	$0
Acquisition of a compound as approved by the Board of Directors	$30,000	$30,000
Sale of Chiral Quest	$40,000	$40,000
Acceptance of NDA filing for review for Leishmaniasis	$15,000	$0
Qualitative factors relating to leadership, teamwork, peer interaction, initiative and communication	$25,000	$0
Total	$250,000	$70,000

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2007. All of the option awards described in the following table were issued pursuant to our 2003 Stock Option Plan.

Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Michael D. Becker	–		501,334	(2)	$3.00	11/21/2017
	–		29,974	(2)	$3.00	11/21/2017
Brian Lenz	1,500	(3)	–		$16.70	10/06/2013
	2,500	(4)	–	(4)	$14.00	04/19/2014
	4,000	(5)	2,000	(5)	$10.80	01/24/2015
	6,667	(6)	3,333	(6)	$10.30	11/29/2015
	3,333	(7)	6,667	(7)	$8.50	03/31/2016
	–	(8)	10,000	(8)	$5.50	05/11/2017
Edward C. Bradley	–		70,000	(9)	$5.50	02/01/2017
Daniel Greenleaf	594,264	(10)	–		$8.80	11/08/2008
	963,386	(10)	–		$8.90	11/08/2008
	197,290	(10)	–		$5.60	11/08/2008

(1)	All options granted pursuant to our 2003 Stock Option Plan.
(2)
Options were granted in accordance with Mr. Becker’s employment agreement dated November 11, 2007. Pursuant to Mr. Becker’s employment agreement, we issued 501,334 shares of our common stock, equal to 10% of the outstanding shares of our common stock at the date of the employment agreement. Additionally, we issued to Mr. Becker merger options to purchase 85,644 shares of our common stock on the date of the employment agreement, equal to 10% of the shares of common stock that have not been released from escrow pursuant to the Greenwich Therapeutics, Inc. acquisition in October 2005. As stated above, 35% of the shares held in escrow were released on December 4, 2007, and a commensurate portion of Mr. Becker’s option to purchase 85,640 immediately vested.

(3)	Options were granted on October 6, 2003 and vested in three equal amounts on each of October 6, 2004, October 6, 2005 and October 6, 2006.
(4)	Options were granted on April 19, 2004 and vested in three equal amounts on each of April 19, 2005, April 19, 2006 and April 19, 2007.
(5)	Options were granted on January 24, 2005 and vest in three equal amounts on each of January 24, 2006, January 24, 2007, and January 24, 2008.
(6)	Options were granted on November 29, 2005 and vest in three equal amounts on each of November 29, 2006, November 29, 2007, and November 29, 2008.
(7)	Options were granted on March 31, 2006 and vest in three equal amounts on each of March 31, 2007, March 31, 2008, and March 31, 2009.
(8)	Options were granted on May 11, 2007 and vest in three equal amounts on each of May 11, 2008, May 11, 2009, and May 11, 2010.
(9)
Upon commencement of Dr. Bradley’s employment with us, Dr. Bradley had received stock options to purchase 70,000 shares of our common stock. The terms of his employment agreement provided that stock options representing 23,333 shares of our common stock vested on February 1, 2008, with the balance of the stock options to vest in equal installments on February 1, 2009 and 2010. As disclosed above, Dr. Bradley resigned from his position with us on April 11, 2008. See “ – Employment Agreements with Named Executives – Edward C. Bradley.”

(10)	Options vested in accordance with Mr. Greenleaf’s separation agreement with us dated November 14, 2007.

Executive Compensation under the 2003 Stock Option Plan

As of December 31, 2007, we have outstanding 1,350,000 stock options issued under our 2003 Stock Option Plan, of which 1,013,339 have been issued to the named executives through December 31, 2007.

Director Compensation

On April 5, 2006, our board of directors approved a compensation plan for our outside directors. Pursuant to the plan, each non-employee director serving on the board is entitled to receive $15,000 per year, payable upon reelection to the board by the shareholders. Additionally, the chair of the audit committee of the board shall receive $4,000 yearly and each member of a committee is entitled to receive $1,000 upon each meeting of a committee. Directors who are also our employees do not receive compensation for their service on the Board and shall only receive compensation in their capacities as employees.

The following table shows the compensation earned by each of our non-employee directors for the year ended December 31, 2007:

Name	Fees Earned or Paid in Cash	Option Awards		All Other Compensation	Total
Vincent M. Aita (1)	$17,000	$12,651	(1)	$–	$29,651
Johnson Y.N. Lau	$20,000	$76,657	(2)	$–	$96,657
Stephen C. Rocamboli	$17,000	$18,660	(3)	$–	$35,660
Stephen A. Roth (4)	$17,000	$60,712	(4)	$–	$77,712
Michael Weiser	$16,000	$18,660	(3)	$–	$34,660
Xumu Zhang (5)	$–	$3,085	(5)	$45,000 (6)	$48,085

_______________
(1)
Mr. Aita resigned from the Board of Directors on September 10, 2007. Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, of the award and immediate vesting of one-third of 10,000 options granted on July 11, 2007.

(2)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, of the following stock options awards: (i) the vesting of one-third of 17,000 options granted on January 12, 2006 which vest in three equal installments beginning on January 12, 2007; (ii) the vesting of 7,500 options on March 31, 2007; (iii) the immediate vesting of one-third of 10,000 options granted on July 11, 2007, and the remaining two-thirds vest equally on July 11, 2008 and July 11, 2009. Assumptions used in the calculation of this amount for employees are identified in Note 8 to our financial statements for the year ended December 31, 2007 as included in our Form 10-KSB for the year ended December 31, 2007.

(3)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, of the award of the immediate vesting of one-third of 10,000 options granted on July 11, 2007, and the remaining two-thirds vest equally on July 11, 2008 and July 11, 2009. Assumptions used in the calculation of this amount for employees are identified in Note 8 to our financial statements for the year ended December 31, 2007 as included in our Form 10-KSB for the year ended December 31, 2007.

(4)
Mr. Roth resigned from the Board of Directors on July 16, 2007. Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, of the following stock option awards: (i) the vesting of one-third of 120,000 options granted on January 12, 2006 on January 12, 2007. Assumptions used in the calculation of this amount for employees are identified in Note 8 to our financial statements for the year ended December 31, 2007 as included in our Form 10-KSB for the year ended December 31, 2007.

(5)
Mr. Zhang resigned from the Board of Directors on July 16, 2007. Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, of the vesting of one-quarter of 65,005 options on June 15, 2007 that represented the last annual installment of the option granted on June 15, 2003. Assumptions used in the calculation of this amount for employees are identified in Note 8 to our financial statements for the year ended December 31, 2007 as included in our Form 10-KSB for the year ended December 31, 2007.

(6)
Dr. Zhang entered into a Consulting Agreement with us on May 15, 2003, which expired May 14, 2007, by which Dr. Zhang provides consulting services for us and received an annual consulting fee of $120,000, payable in bi-monthly installments.

Compensation Committee Interlocks and Insider Participation

There were no interlocks or other relationships with other entities among our executive officers and directors that are required to be disclosed under applicable SEC regulations relating to compensation committee interlocks and insider participation.

Limitation of Liability and Indemnification of Officers and Directors

Under our Amended and Restated Certificate of Incorporation, as amended, we are required to indemnify and hold harmless, to the fullest extent permitted by law, each person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of ours or, while a director or officer of ours, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the certificate of incorporation, we are required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by our Board of Directors.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or to our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 31, 2008 by: (i) each director and nominee for director; (ii) each of our current executive officers; (iii) all of our directors and executive officers as a group; (iv) all those known by us to be beneficial owners of at least five percent of our common stock; and (v) as adjusted for our 1-for-10 reverse stock split. Beneficial ownership is determined under rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Inclusion of shares in the table does not, however, constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 180 Mount Airy Road, Suite 102, Basking Ridge, New Jersey 07920.

Name and Address	Number of Shares Beneficially Owned (1)		Percentage of Class
Michael D. Becker	11,667	(1)	*
Christopher P. Schnittker	0	(2)	-
Stephen C. Rocamboli	129,177	(3)	*
Michael Weiser, M.D., Ph.D.	230,497	(4)	1.2
Edward C. Bradley, M.D.	47,667	(5)	*
Johnson Y.N. Lau, M.D., Ph.D.	66,334	(6)	*
All Executive Officers and Directors as a group (6 persons)	485,342
Lester Lipschutz	1,054,136	(7)	6.6
1650 Arch Street – 22nd Floor Philadelphia, PA 19103
Lindsay A. Rosenwald	1,886,002	(8)	11.6
787 7th Avenue, 48th Floor New York, NY 10019

* Less than 1%.
(1)
Represents: (i) 5,000 shares purchased on January 14, 2008; and (ii) 20,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 6,667 shares of which were vested as of June 13, 2008.

(2)	Represents: (i) 180,000 shares issuable upon an exercise of an option (at a price of $0.52 per share), none of which were vested as of July 31, 2008.
(3)
Represents: (i) 71,936 shares owned by, and 14,400 shares issuable upon the exercise of two warrants held by, Stephen C. Rocamboli as Trustee for The Stephen C. Rocamboli April 2005 Trust u/a/d April 7, 2005; (ii) 1,290 shares issuable upon exercise (at a price of $0.54 per share) of an option which fully vested on October 28, 2006; (iii) 10,000 shares issuable upon exercise (at a price of $0.54 per share) of an option, 6,667 shares of which were vested as of July 11, 2008; (iv) 1,550 shares purchased on January 14, 2008; and (v) 100,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 33,334 shares of which were vested as of June 13, 2008.

(4)
Represents: (i) 161,206 shares of common stock; (ii) 28,000 shares issuable upon the exercise of a warrant; (iii) 1,290 shares issuable upon exercise of an option (at a price of $0.54 per share) which fully vested on October 28, 2006; (iv) 10,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 6,667 shares were vested as of July 11, 2008; (v) 100,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 33,334 shares of which were vested as of June 13, 2008; (vi) 10.57 shares of Series B Convertible Preferred Stock which convert into 2,781 shares of common stock; and (vii) 657 shares issuable upon exercise of a warrants (at a price of $4.00).

(5)	Represents: (i) 1,000 shares purchased on February 7, 2007; and (ii) shares issuable upon exercise (at a price of $5.50 per share) of an option, 46,666 of which were vested as of April 15, 2008.
(6)
Represents: (i) 17,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 11,333 shares of which were vested as of January 12, 2008; (ii) 15,000 shares issuable upon exercise of an option (at a price of $0.54 per share), all of which were fully vested on March 31, 2008; (iii) 10,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 6,667 shares of which vested on July 11, 2008; and (iv) 100,000 shares issuable upon exercise of an option (at a price of $0.54 per share), 33,334 of which were vested as of June 13, 2008.

(7)
Based on Schedule 13G filed with the SEC on August 1, 2007. Represents shares owned equally by several trusts established for the benefit of Dr. Lindsay A. Rosenwald or members of his immediate family, for which Mr. Lipschutz is the trustee/investment manager, and over which he has voting control and investment power.

(8)
Based on a Schedule 13G/A filed February 13, 2008, and includes (i) 392,319 shares issuable upon the exercise of warrants; (ii) 39,283 shares held by Paramount BioCapital Investments, LLC of which Dr. Rosenwald is the managing member. In addition, this total includes 500 shares of Series A convertible stock and warrants held by Capretti Grandi, LLC, of which Dr. Rosenwald is a controlling executive, which convert into 833,333 shares of common stock and 416,667 warrants.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons

We engaged Paramount BioCapital, Inc., (“Paramount”) as our placement agent during our 2007 and 2008 financings. Lindsay A. Rosenwald, M.D., is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of our stock. We paid commissions of $119,700 and issued 45,000 warrants to Paramount in connection with the 2007 financing, and paid commissions of $207,200 and issued 492,416 warrants to Paramount in connection with this offering. Dr. Rosenwald also participated in this offering through a family investment partnership, of which he is the managing member. The family investment partnership purchased 500 shares of Series A Preferred Stock and received warrants to purchase 416,667 shares of common stock.

MATERIAL CHANGES

On April 25, 2008, we effected a 1-for-10 reverse stock split. Upon the effective time of the split, each shareholder owning 10 shares of pre-split common stock received one share of post-split common stock. In lieu of fractional shares, each record holder of securities as of the effective time, who would otherwise have been entitled to receive a fractional security is entitled to, upon surrender of such holder's certificates representing pre-split securities, a cash payment (without interest) in lieu thereof. The reverse stock split was approved by our shareholders at our annual meeting on May 24, 2007.

On July 8, 2008, we amended our escrow agreement, dated October 18, 2005, by and among us, J. Jay Lobell (the “Stockholders’ Representative”), U.S. Bank National Association (the “Escrow Agent”) and Greenwich Therapeutics, Inc., to extend the escrow termination date until June 30, 2009. The amendment was made effective as of June 30, 2008, and replaced the original escrow termination date of the same date. We received a copy of a claim, dated June 25, 2008, from the Stockholders’ Representative to the Escrow Agent requesting the release of a portion of our securities held by the Escrow Agent arising upon our achievement of a milestone. We disputed the achievement of the milestone and the parties resolved the dispute by entering into the amendment. All other obligations set forth in the original escrow agreement remain in full force and effect.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of VioQuest Pharmaceuticals, Inc., as of December 31, 2007 and 2006, and for the years then ended, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph relating to our ability to continue as a going concern, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
OR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

VioQuest Pharmaceuticals, Inc.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008 (UNAUDITED) AND DECEMBER 31, 2007

	March 31, 2008 (Unaudited)	December 31, 2007 (Note 1A)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$305,561	$694,556
Prepaid clinical research costs	287,055	189,359
Deferred financing costs	-	357,581
Other current assets	57,925	66,836
Total Current Assets	650,541	1,308,332

PROPERTY AND EQUIPMENT, NET	32,464	34,789
SECURITY DEPOSITS	15,232	15,232
TOTAL ASSETS	$698,237	$1,358,353

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
Accounts payable	$2,635,869	$1,873,500
Accrued compensation and related taxes	255,208	373,460
Other accrued expenses	561,070	665,273
Convertible notes, net of unamortized debt discount of $0 and $917,612	-	2,930,388
TOTAL LIABILITIES	3,452,147	5,842,621

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK; $0.001 par value: 10,000,000 shares authorized
Series A mandatorily redeemable convertible preferred stock; 765 shares issued and outstanding at March 31, 2008	6,321	-
Series B mandatorily redeemable convertible preferred stock; 3,910 shares issued and outstanding at March 31, 2008	3,910,165	-
Dividends payable in shares of common stock	14,947	-
TOTAL MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK	3,931,433	-

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
Common stock; $0.001 par value: 200,000,000 shares authorized, 5,462,112 shares issued and outstanding	5,462	5,462
Additional paid-in capital	35,822,473	34,942,567
Accumulated deficit	(42,513,278)	(39,432,297)
Total Stockholders' Deficiency	(6,685,343)	(4,484,268)
TOTAL LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIENCY	$698,237	$1,358,353

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(UNAUDITED)

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007

OPERATING EXPENSES
Research and development	$979,094	$1,368,811
General and administrative	690,339	913,651
Total Operating Expenses	1,669,433	2,282,462

LOSS FROM OPERATIONS	(1,669,433)	(2,282,462)

INTEREST (EXPENSE) / INCOME, NET	(1,411,548)	25,684

LOSS FROM CONTINUING OPERATIONS	(3,080,981)	(2,256,778)

LOSS FROM DISCONTINUED OPERATIONS	-	(261,475)

NET LOSS	$(3,080,981)	$(2,518,253)

NET LOSS PER COMMON SHARE:
CONTINUING OPERATIONS	$(0.63)	$(0.49)
DISCONTINUED OPERATIONS	-	(0.06)

NET LOSS PER SHARE – BASIC AND DILUTED	$(0.63)	$(0.55)

WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	4,905,426	4,605,672

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficiency
	Shares	Amount
Balance, January 1, 2008	5,462,112	$5,462	$34,942,567	$(39,432,297)	$(4,484,268)
Net loss for the three months ended March 31, 2008				(3,080,981)	(3,080,981)
Value of warrants issued to placement agents with March 14, 2008 Series A mandatorily redeemable convertible preferred stock			140,164		140,164
Value of warrants issued to investors and beneficial conversion feature embedded in Series A mandatorily redeemable convertible preferred stock			531,286		531,286
Accretion of discount on Series A mandatorily redeemable convertible preferred stock			(6,321)		(6,321)
Discount on convertible notes			62,166		62,166
Stock-based compensation to employees			152,599		152,599
Stock-based compensation to consultants and finder			12		12
Balance, March 31, 2008	5,462,112	$5,462	$35,822,473	$(42,513,278)	$(6,685,343)

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(UNAUDITED)

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,080,981)	$(2,518,253)
Loss from discontinued operations	-	261,475
Loss from continuing operations	(3,080,981)	(2,256,778)
Adjustments to reconcile loss from continuing operations to net cash used in continuing operating activities:
Depreciation	2,325	2,307
Stock-based compensation to employees	152,599	221,771
Stock-based compensation to consultants and finder	12	53,178
Amortization of debt discount and deferred financing fees	1,399,524	-
Dividends payable on mandatorily redeemable convertible preferred stock	14,947	-
Changes in operating assets and liabilities:
Prepaid clinical research costs	(97,696)	17,215
Other assets	8,911	(100,907)
Accounts payable	762,369	759,403
Accrued expenses	(222,455)	(43,297)
Net Cash Used in Continuing Operating Activities	(1,060,445)	(1,347,108)
Net Cash Used in Discontinued Operating Activities:	-	(342,098)
Net Cash Used in Operating Activities	(1,060,445)	(1,689,206)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchased equipment	-	(2,277)
Net Cash Used in Continuing Investing Activities	-	(2,277)
Net Cash Used in Discontinued Investing Activities:	-	(23,555)
Net Cash Used in Investing Activities	-	(25,832)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of mandatorily redeemable convertible preferred stock with warrants, net of cash costs of $93,550	671,450	-
Repayment of note payable	-	(75,000)
Net Cash Provided By / (Used in) Continuing Financing Activities	671,450	(75,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(388,995)	(1,790,038)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	694,556	2,931,265
CASH AND CASH EQUIVALENTS – END OF PERIOD	$305,561	$1,141,227

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Value of warrants issued to the placement agent in connection with issuance of mandatorily redeemable convertible preferred stock	$140,164	$-
Value of beneficial conversion feature related to mandatorily redeemable convertible preferred stock	$531,286	$-
Conversion of convertible notes into mandatorily redeemable convertible series B preferred stock	$3,910,165	$-

See accompanying notes to condensed consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

(A) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission. Accordingly, the financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2008 or for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Annual Report on Form 10-KSB of VioQuest Pharmaceuticals, Inc. for the year ended December 31, 2007. The accompanying condensed consolidated balance sheet as of December 31, 2007 has been derived from the audited balance sheet as of that date included in the Form 10-KSB. References to the “Company,” the “Registrant,” “we,” “us,” “our” or in this Quarterly Report on Form 10-Q refer to VioQuest Pharmaceuticals, Inc., a Delaware corporation, and its consolidated subsidiaries, together taken as a whole, unless the context indicates otherwise. Xyfid™ is our trademark for 1% uracil topical cream that we are developing for the treatment and prevention of palmar-plantar erythrodysesthesia (PPE), also known as hand-foot syndrome (HFS), a relatively common dose-limiting side effect of cytotoxic chemotherapy and to treat dry skin conditions and to relieve and to manage the burning and itching associated with various dermatoses including atopic dermatitis, irritant contact dermatitis, radiation dermatitis and other dry skin conditions, by maintaining a moist wound and skin environment. Lenocta™, previously referred to as VQD-001, or sodium stibogluconate, is our trademark for our oncology product candidate. All other trademarks and trade names mentioned in this Form 10-Q are the property of their respective owners.

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its current and former subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Our formerly wholly-owned, discontinued subsidiary, Chiral Quest, Ltd., Jiashan China’s functional currency was the United States Dollar. As such, all transaction gains and losses were recorded in discontinued operations.

On September 29, 2006, the Company’s Board of Directors determined to seek strategic alternatives with respect to the Company’s Chiral Quest, Inc. subsidiary (“Chiral Quest”), which included a possible sale or other disposition of the operating assets of that business. Accordingly, the chiral products and services operations and the assets of Chiral Quest are presented in these financial statements as discontinued operations. On July 16, 2007, the Company completed the sale of Chiral Quest to Chiral Quest Acquisition Corp. (“CQAC”) for total cash consideration of approximately $1,700,000. As a result of this transaction, the Company reported a gain of $438,444, which is included in its loss from discontinued operations in the third quarter of 2007. Chiral Quest had accounted for all sales of the Company from its inception. The Company’s continuing operations, which have not generated any revenues, will focus on the remaining drug development operations of VioQuest Pharmaceuticals, Inc. and accordingly, the Company has only one segment. As a result of these reclassifications, the Company no longer provides segment reporting. See Note 2 for a complete discussion on discontinued operations.

The consolidated balance sheets as of December 31, 2007 and the consolidated statements of operations for the three months ended March 31, 2008 and 2007 include reclassifications to reflect discontinued operations.

(B) Nature of Operations

Since August 2004, the Company has focused on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates in the areas of supportive care products, oncology, and infectious diseases for which there are unmet medical needs. Since October 2005, the Company has held license rights to develop and commercialize its two oncology drug candidates, Lenocta (sodium stibogluconate), formerly VQD-001, an inhibitor of specific protein tyrosine phosphatases, and VQD-002 (triciribine phosphate monohydrate), an inhibitor of activated AKT. The rights to these two oncology drug candidates, Lenocta and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. In March 2007, the Company acquired license rights to develop and commercialize Xyfid (1% uracil topical), an adjunctive therapy for the treatment and prevention of Hand-Foot Syndrome (“HFS”), a common and serious side effect of chemotherapy treatments. The Company’s rights to Xyfid are governed by a license agreement with Asymmetric Therapeutics, LLC and Onc Res, Inc., as assigned to the Company by Fiordland Pharmaceuticals, Inc.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

(C) Liquidity

Since inception, the Company has incurred an accumulated deficit of $42,513,278 through March 31, 2008. For the three months ended March 31, 2008 and 2007, the Company had losses from continuing operations of $3,080,981 and $2,256,778, respectively, and used $1,060,445 and $1,347,108 of cash in continuing operating activities for the three months ended March 31, 2008 and 2007, respectively. For the three months ended March 31, 2008 and 2007, the Company had a net loss of $3,080,981 and a net loss of $2,518,253 (which included $2,256,778 from continuing operations), respectively. As of March 31, 2008, the Company had a working capital deficit of $2,801,606 and cash and cash equivalents of $305,561. The Company has incurred negative cash flow from operating activities since its inception. The Company has spent, and expects to continue to spend, substantial amounts in connection with executing its business strategy, including planned development efforts relating to the Company’s drug candidates, clinical trials and other research and development efforts. As a result, we have insufficient funds to cover our current obligations or future operating expenses. To conserve funds, we will continue to complete our current ongoing Phase I and Phase II studies for VQD-002 and Lenocta, respectively, however we will not initiate any new clinical studies unless and until we receive additional funding. Our current resources are inadequate to continue to fund operations; therefore, we will need to raise capital by the end of the third quarter of 2008 if not sooner. Furthermore, based upon the amount of capital we are required to raise by the end of the third quarter of 2008 to continue operations, we may need to raise additional capital before then to continue to fund our operations at our desired pace throughout 2008, by selling shares of our equity securities or issuing debt, or by potentially sublicensing our rights to our products. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

On March 14, 2008, the Company received gross proceeds of $765,000 from the sale of Series A Mandatorily Redeemable Convertible Preferred Stock (“Series A Preferred”). See Note 4. The Company’s cash and cash equivalents at March 31, 2008 reflect the remaining cash proceeds to the Company from this transaction.

Management anticipates that the Company’s capital resources will be adequate to fund its operations into the third quarter of 2008. Additional financing or potential sublicensing of our rights to our product(s) will be required during the third quarter of 2008 in order to continue to fund operations. The most likely sources of additional financing include the private sale of the Company’s equity or debt securities, including bridge loans to the Company from third party lenders. The Company’s working capital requirements will depend upon numerous factors, which include the progress of its drug development and clinical programs, including associated costs relating to milestone payments, maintenance and license fees, manufacturing costs, patent costs, regulatory approvals and the hiring of additional employees.

Additional capital that is urgently needed by the Company may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

(D) Stock-Based Compensation

The Company issued options and warrants to purchase an aggregate of 885,000 shares of its common stock during the three months ended March 31, 2008, comprised of 120,000 shares subject to stock options to employees and 765,000 shares subject to warrants issued to investors and placement agents.

Vesting terms for the Company’s stock option plans differ based on the type of grant made. Generally, stock options and warrants granted to employees and non-employee directors vest as to one-third of the shares on each of the first, second and third anniversaries of the grant date. However, vesting has ranged in length from immediate vesting to vesting periods in accordance with the period covered by employment contracts. There were stock options to purchase 15,000 shares of common stock granted to a non-employee director in the first quarter of 2006, of which 7,500 vested immediately and 7,500 vested on the first anniversary of the grant date, stock options to purchase 40,000 shares of common stock granted to four non-employee directors in the third quarter of 2007, of which one-third vested immediately and one-third of the shares vest on each of the first and second anniversaries of the grant date, stock options to purchase 501,334 shares of common stock granted to the President and Chief Executive Officer, which vest as to 25% of the shares on each of the first, second, third and fourth anniversaries of the grant date and stock options to purchase 85,644 shares of common stock granted to the President and Chief Executive Officer, which will vest in four equal annual installments commencing on the first anniversary of the grant date. However, this option is only exercisable to the extent that the shares of the Company’s common stock held in an escrow account in favor of the former stockholders of Greenwich Therapeutics, Inc. in connection with the Company’s October 2005 acquisition of Greenwich are released from escrow. As of March 31, 2008, 35% of the common stock held in escrow had been released and the Company has determined that it is probable that another 35% of the common stock held in escrow will be released by the June 30, 2008 deadline.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

Stock options and warrants granted to parties other than employees and non-employee directors vest over individually agreed upon terms. The Company issued 765,000 warrants that vested immediately to investors and the placement agent that participated in the March 14, 2008 financing relating to the issuance and sale of Series A Preferred stock. See Note 4.

Following the vesting periods, options are exercisable until the earlier of 90 days after an employee’s employment with the Company terminates or the tenth anniversary of the initial grant, subject to adjustment under certain conditions. The Company recorded total compensation charges in the three months ended March 31, 2008 related to the fair value of employee and non-employee director stock option grants of $152,599.

The Company uses the Black-Scholes option pricing model to calculate the fair value of options and warrants granted under Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-based Payment (“SFAS 123R”). The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price and forfeiture rate. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. Under the assumptions set forth below, the weighted average fair values of the stock options granted during the three months ended March 31, 2008 were $0.12.

The table below sets forth the key assumptions used in the valuation calculations for options granted in the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008	2007
Term	7 years	7 years
Volatility	298%	232-233%
Dividend yield	0.0%	0.0%
Risk-free interest rate	3.3%	4.5-4.9%
Forfeiture rate	0%-26%	22%

The following table summarizes information about the Company’s stock options as of and for the three months ended March 31, 2008:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, January 1, 2008	1,013,339	$9.90
Granted	120,000	$1.20
Exercised	-	-
Forfeited or expired	(18,600)	$6.00
Outstanding at March 31, 2008	1,114,739	$4.60	7.75	$-
Exercisable at March 31, 2008	311,261	$8.50	3.00	$-

As of March 31, 2008, there was $2,026,372 of unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of approximately 3.28 years.

As of March 31, 2008, an aggregate of 235,261 shares remained available for future grants and awards under the Company’s stock incentive plan, which covers stock options and restricted stock awards. The Company issues unissued shares to satisfy stock option exercises and restricted stock awards.

(E) Warrants Issued With Convertible Debt and Mandatorily Redeemable Convertible Preferred Stock

The Company accounts for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments and mandatorily redeemable convertible preferred stock with nondetachable conversion rights that are in-the-money at the commitment date pursuant to the consensuses for EITF Issue No. 98-5, EITF Issue No. 00-19 and EITF Issue No. 00-27. Such values are determined by allocating an appropriate portion of the proceeds received from the debt instruments to the debt and warrants based on their relative fair value and an appropriate portion of the proceeds received from the preferred stock to the preferred stock and warrants based on their relative fair value.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

The fair value allocated to the warrants issued with convertible debt is recorded as additional paid-in capital and as debt discount, which is charged to interest expense over the term of the debt instrument. The fair value allocated to the warrants issued with mandatorily redeemable convertible preferred stock is recorded as additional paid-in capital and as preferred stock discount, which is accreted through a charge to accumulated deficit through the date of earliest conversion.

The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt or preferred stock discount as of that date or, if the terms of the debt instrument or preferred stock are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.

(F) Net Loss Per Common Share

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period, excluding 556,686 common shares held in escrow based upon clinical milestones of Lenocta and VQD-002, as a result of the acquisition of Greenwich Therapeutics. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have an antidilutive effect because the Company incurred a net loss applicable to common shareholders during each period presented. The amount of potentially dilutive securities including options and warrants in the aggregate excluded from the calculation were 4,451,372 (including the 556,686 common shares held in escrow, 2,779,947 warrants, and 1,114,739 stock options) at March 31, 2008 and 3,130,459 at December 31, 2007.

(G) Restatement of Net Loss Per Common Share

As a result of the Company effecting a 1-for-10 reverse stock split on April 25, 2008, all common shares, warrants and options have been restated as of December 31, 2007. In accordance with the reverse stock split, each share of the Company’s common stock, warrants and options, were reissued and repriced to purchase or receive one-tenth times the number of shares of common stock immediately theretofor purchasable and the purchase price per is 1,000 percent of the purchase price per share.

NOTE 2 DISCONTINUED OPERATIONS

As explained in Note 1, the Company determined that it would dispose of Chiral Quest on September 29, 2006 and accordingly, the operations and assets of Chrial Quest have been presented in these financial statements as discontinued operations. On July 16, 2007, the Company completed the sale of Chiral Quest to CQAC for total cash consideration of approximately $1,700,000. As a result of this transaction, the Company reported a gain of $438,444 in the third quarter of 2007. Retention bonuses of $106,761 and accrued severance of $90,000 paid to certain Chiral Quest employees have been offset against the gain on sale. Revenues from discontinued operations for the three months ended March 31, 2008 and 2007 were $0 and $803,784, respectively. Loss from discontinued operations for the three months ended March 31, 2008 and 2007, which consisted of revenues less cost of goods sold, management and consulting fees, research and development, selling, general and administrative expenses and depreciation and amortization, totaled $0 and $261,475, respectively.

On July 16, 2007, the Company entered into a sublease agreement with CQAC that will expire on May 30, 2008 to lease its office and laboratory space, which was utilized by Chiral Quest before it was sold to CQAC. CQAC, the subtenant, agreed to make all payments of base rent and additional rent totaling approximately $28,000 per month for a total commitment of $56,000 remaining on the sublease agreement payable directly to the landlord. If CQAC were to default on payment during the sublease agreement’s term, the Company would be obligated to provide payment on behalf of CQAC through the remainder of the original lease term, and the Company will have the right to cancel and terminate the sublease with CQAC upon five days notice to subtenant. As of March 31, 2008, CQAC has fully complied with the sublease agreement with the Company.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

NOTE 3 CONVERTIBLE NOTES

On June 29, 2007 and July 3, 2007, the Company issued and sold a series of 8% convertible promissory notes (the “Bridge Notes”) in the aggregate principal amount of $3,700,000 with a term of one year from the date of final closing. Investors could have elected, at any time during the term, to convert all unpaid principal plus any accrued but unpaid interest thereon on the Bridge Notes into shares of the Company’s common stock. In the event that the investors had not elected to convert the Bridge Notes, all unpaid principal plus any accrued interest would have automatically converted into the Company’s common stock upon the completion of an equity financing or series of related equity financings by the Company resulting in aggregate gross cash proceeds to the Company of at least $7,000,000. If the Bridge Notes and accrued interest were not converted into shares of the Company’s common stock, all unpaid principal plus any accrued interest would be due and payable on the first anniversary of the final closing.

The face value of the Bridge Notes issued on June 29, 2007 and July 3, 2007, was $2,967,500 and $732,500, respectively. The Company incurred commissions and related costs in association with the Bridge Notes of $245,450 and $50,750 (as explained below) for the June 29, 2007 and July 3, 2007 closings, respectively. The Company also issued to investors five-year warrants (“Bridge Warrants”) to purchase an aggregate of approximately 243,000 (195,000 and 48,000 for the June 29, 2007 and July 3, 2007 closings, respectively) shares of the Company’s common stock at an exercise price of $4.00 per share, which had a fair value of $736,935 and $172,301 as of June 29, 2007 and July 3, 2007, respectively. The Company allocated proceeds from the sale to the Bridge Warrants of $590,334 and $139,489 as of June 29, 2007 and July 3, 2007, respectively, based on their relative fair values to the fair value of the Bridge Notes, which was recorded as a discount to the Bridge Notes. Gross proceeds allocated to the Bridge Notes were $2,377,166 for the June 29, 2007 issuances, and $593,011 for the July 3, 2007 issuances. The discount associated with the value of the warrants will be amortized to interest expense over the term of the Bridge Notes.

As a result of the allocation of proceeds to the Bridge Warrants, the Bridge Notes contained a Beneficial Conversion Feature (“BCF”) of $590,334 for the June 29, 2007 closing, and $139,489 for the July 3, 2007 closing, which were attributable to an effective conversion price for the Company’s common stock that was less than the market values on the dates of issuance. Additional BCF’s are recorded as convertible interest is accrued. These amounts are recorded as additional debt discount and additional paid-in capital, which reduces the initial carrying value of the Bridge Notes. The discount associated with the BCF will also be amortized to interest expense over the term of the Bridge Notes.

In connection with the Bridge Notes, the Company issued five-year warrants to placement agents to purchase an aggregate of 120,250 shares of common stock, which are exercisable at a price of $4.20 per share. Based on the Black-Scholes option pricing model, the warrants had a fair value of $356,425 for the June 29, 2007 closing and $73,441 for the July 3, 2007 closing. Additionally, the Company incurred commissions of $205,450, a non-accountable expense allowance of $24,271 to the placement agents and escrow fees of $5,000 for the June 29, 2007 closing and commissions of $50,575 for the July 3, 2007 closing. The Company engaged Paramount BioCapital, Inc. (“Paramount”) as one of its placements agents. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of the Company. Stephen C. Rocamboli, the Company’s chairman, was employed by Paramount at the time of the Company’s engagement. Of the total consideration provided to the placement agents, the Company issued warrants to Paramount to purchase 45,000 shares of common stock and paid commissions of approximately $119,700. The fair value of the warrants, commissions and fees totaling $591,146 for the June 29, 2007 closing and $124,016 for the July 3, 2007 closing have been recognized as deferred financing costs, which will be amortized to interest expense over the term of the Bridge Notes.

As a condition to the March 14, 2008 private placement, the majority of the holders of the June 29, 2007 and July 3, 2007 convertible promissory notes agreed to convert such notes, together with accrued interest, into approximately 3,910 shares of the Company’s newly-designated Series B Mandatorily Redeemable Convertible Preferred Stock (“Series B Preferred”). See Note 4 for further discussion. The conversion of the Bridge Notes to Series B Preferred stock resulted in a loss on the early extinguishment of debt of $814,355, which is included in interest expense for the three months ended March 31, 2008. The loss is related to non-cash items, such as write-off of unamortized debt issuance costs, BCF and deferred financing costs.

The following assumptions were used for the Black-Scholes calculations for the warrants related to the Bridge Notes:

Term	5 years
Volatility	240%
Dividend yield	0.0%
Risk-free interest rate	4.9-5.0%

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

NOTE 4 MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On March 14, 2008, the Company issued 765 shares of Series A Preferred stock at a price of $1,000 per share together with five-year warrants to purchase an aggregate of approximately 637,500 shares of our common stock at an exercise price of $1.00 per share for an aggregate purchase price of $765,000. The Company received approximately $671,000 in net cash proceeds after closing costs.

Each share of Series A Preferred stock sold is convertible into shares of the Company's common stock at $0.60 per share, or approximately 1,275,000 shares of common stock in the aggregate. A holder of Series A Preferred stock may convert the shares of Series A Preferred stock to common stock at any time and from time to time upon the holder’s election. The Series A Preferred stock shall automatically convert into common stock in the event that the closing price of the common stock is equal to at least $3.80 per share (as adjusted for stock splits, combinations and similar events) for 20 consecutive trading days. In the event that there has not been a voluntary conversion or mandatory conversion of the Series A Preferred stock by July 3, 2009, the holders of Series A Preferred stock shall have a right to require the Company to redeem their Series A Preferred stock out of funds lawfully available.

In the event of a liquidation, bankruptcy, dissolution or similar proceeding, the holders of the Series A Preferred stock shall rank pari passu with the Series B Preferred stock and shall receive an amount equal to 100% of the Series A Preferred stock price plus any accrued but unpaid dividends. The Series A Preferred stock will be protected against dilution if the Company effects a subdivision or combination of its outstanding common stock or in the event of a reclassification, stock dividend or other distribution payable in securities of the Company and shall have full-ratchet antidilution protection, subject to standard exceptions. The holders of Series A Preferred stock will vote together with all other holders of the Company’s voting stock on all matters submitted to a vote of holders generally, with the holder of each share of Series A Preferred stock being entitled to one vote for each share of common stock into which such shares of Series A Preferred stock could then be converted.

Based upon the Black-Scholes option pricing model, the investor warrants are estimated to be valued at approximately $701,000. The Company allocated the consideration received from the sale of the Series A Preferred stock between the Series A Preferred stock and the warrants on the basis of their relative fair values at the date of issuance, allocating approximately $366,000 to the warrants. The value of the warrants was recognized as an increase in additional paid-in capital and as a discount to the Series A Preferred stock. Furthermore, the fair value of the common shares into which the Series A Preferred stock is convertible on the date of issuance exceeded the proceeds allocated to the Series A Preferred stock, resulting in a beneficial conversion feature of approximately $165,000 that was recognized as an increase in additional paid-in capital and as a discount to the Series A Preferred stock. The discounts are being accreted to the redemption value of the Series A Preferred stock over the mandatory redemption period, using the effective interest method, through a charge to additional paid-in capital.

In connection with the offering, the Company engaged Paramount as our placement agent. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of the Company. Dr. Rosenwald participated in this financing through a family investment partnership, of which he is the managing member. The family investment partnership purchased 500 shares of Series A Preferred stock and received warrants to purchase 416,700 shares of common stock. Based upon the Black-Scholes option pricing model, the family investment partnership’s investor warrants are estimated to be valued at approximately $458,000. In consideration for the placement agent’s services, the Company paid an aggregate of approximately $54,000 in commissions to Paramount in connection with the offering. The Company also paid to Paramount $35,000 as a non-accountable expense allowance. In addition, the Company issued to Paramount five-year warrants to purchase an aggregate of approximately 127,500 shares of common stock, which are exercisable at a price of $0.80 per share. Based upon the Black-Scholes option pricing model, the warrants issued to Paramount are estimated to be valued at approximately $140,000. The fair value of the warrants, commissions and fees totaling approximately $234,000 that was recognized as a decrease to the Series A Preferred stock. The discount is being accreted to Series A Preferred stock over the mandatory redemption period, using the effective interest method, through a charge to additional paid-in capital. For the three months ended March 31, 2008, the Company accreted $6,321 of Series A Preferred stock discount.

The Series A Preferred stock shall be entitled to an annual dividend equal to 6% of the applicable issuance price per annum, payable semi-annually in cash or shares of common stock, at the option of the Company. If the Company chooses to pay the dividend in shares of common stock, the price per share of common stock to be issued shall be equal to 90% of the average closing price of the common stock for the 20 trading days prior to the date that such dividend becomes payable. During the three months ended March 31, 2008, the Company accrued $1,913 associated with this dividend obligation, which was recorded as interest expense on the accompanying condensed consolidated statements of operations.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

As a condition to the March 14, 2008 closing of the private placement, the majority of the holders of the June 29, 2007 and July 3, 2007 convertible promissory notes agreed to convert such notes, together with accrued interest, into approximately 3,910 shares of Series B Preferred stock. The Series B Preferred stock contains substantially the same economic terms as the previously outstanding senior convertible notes. A holder of Series B Preferred stock may convert the shares of Series B Preferred stock to common stock at any time and from time to time upon the holder’s election. The Series B Preferred stock shall automatically convert into common stock in the event that the closing price of the common stock is equal to at least $3.80 per share (as adjusted for stock splits, combinations and similar events) for 20 consecutive trading days. The Series B Preferred stock is subject to mandatory redemption on July 3, 2009.

Each share of Series B Preferred stock sold is convertible into shares of the Company's common stock at $3.80 per share, or approximately 1,029,000 shares of common stock in the aggregate. The Series B Preferred stock shall be entitled to an annual dividend equal to 8% of the applicable issuance price per annum, payable semi-annually in cash or shares of common stock, at the option of the Company. If the Company chooses to pay the dividend in shares of common stock, the price per share of common stock to be issued shall be equal to 90% of the average closing price of the common stock for the 20 trading days prior to the date that such dividend becomes payable. During the three months ended March 31, 2008, the Company accrued $13,034 associated with this dividend obligation, which was recorded as interest expense on the accompanying condensed consolidated statements of operations.

In the event of a liquidation, bankruptcy, dissolution or similar proceeding, the holders of the Series B Preferred stock shall rank pari passu with the Series A Preferred stock and shall receive an amount equal to 100% of the Series B Preferred stock price plus any accrued but unpaid dividends.

The following assumptions were used for the Black-Scholes calculations for the warrants related to the financing:

Term	5 years
Volatility	301%
Dividend yield	0.0%
Risk-free interest rate	2.4%

NOTE 5 SUBSEQUENT EVENTS

On April 15, 2008, the Company’s Board of Directors authorized an amendment to the Company’s certificate of incorporation to provide for the combination of the Company’s common stock in the form of a 1-for-10 reverse stock split. In accordance with the reverse stock split, each share of the Company’s common stock was reissued and repriced for each 10 shares of common stock exchanged by the holders of record at 12:01 a.m. on April 25, 2008 (the “Effective Time”). Further, each option to purchase shares of common stock outstanding as of the Effective Time and any other outstanding and unexercised warrants or similar rights to purchase or receive shares of common stock outstanding immediately prior to the Effective Time provides the right to purchase or receive one-tenth times the number of shares of common stock immediately theretofor purchasable and the purchase price per share shall be 1,000 percent of the purchase price per share immediately theretofor payable. The number of shares reserved for issuance under the Company’s 2003 Stock Option Plan shall become one-tenth the number of shares reserved for issuance as of the Effective Time.

On April 14, 2008, the Company appointed Vernon L. Alvarez, Ph.D., as Vice President of Research and Development.

On April 11, 2008, Edward C. Bradley, M.D., the Company’s Chief Scientific Officer, resigned from his part-time position with the Company. In consideration of Dr. Bradley’s service, the Company accelerated the vesting of Dr. Bradley’s stock options to purchase an additional 23,333 shares of the Company’s common stock. Furthermore, the exercise period for his vested options is extended until December 31, 2008. Incremental compensation cost is incurred when the terms of his award are modified. Based upon the Black-Scholes option pricing model, the incremental cost is approximately $15,000, which is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification.

On April 9, 2008, the Company issued 2,194.5 shares of Series A Preferred stock at a price of $1,000 per share together with five-year warrants to purchase an aggregate of approximately 1.83 million shares of our common stock at an exercise price of $1.00 per share for an aggregate purchase price of $2,195,000. The Company received approximately $2,041,000 in net cash proceeds after closing costs. In addition, the Company reissued the 765 shares of Series A Preferred stock originally sold on March 14, 2008, on the same terms as if the shares had been purchased on April 9, 2008.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 (UNAUDITED)

Each share of Series A Preferred stock sold is convertible into shares of the Company's common stock at $0.60 per share, or approximately 3.66 million shares of common stock in the aggregate. A holder of Series A Preferred stock may convert the shares of Series A Preferred stock to common stock at any time and from time to time upon the holder’s election. The Series A Preferred stock shall automatically convert into common stock in the event that the closing price of the common stock is equal to at least $3.80 per share (as adjusted for stock splits, combinations and similar events) for 20 consecutive trading days. The Series A Preferred stock is subject to mandatory redemption on July 3, 2009.

As of April 1, 2008, the Series B Preferred stockholders are foreclosed from exercising their Series B Preferred stock participation rights and may not convert any of their Series B Preferred stock into the securities. A “Series B Participation Right” means the right of the Series B Preferred stockholder to convert all or any portion of such Series B Preferred stockholder’s shares of Series B Preferred stock into the securities, as follows: for each $1.00 of new money invested in the April 9, 2008 offering by the Series B Preferred stockholder, such Series B Preferred stockholder shall be entitled to convert $1.00 of Series B Preferred stock into the securities at a price equal to the April 9, 2008 offering price.

Certain Series B Preferred stockholders exercised their right to convert Series B Preferred stock into Series A Preferred stock by investing new money in the April 9, 2008 offering. These holders invested $505,000 of new money in the April 9, 2008 offering and earned the right to convert $505,000 of Series B Preferred stock, convertible into shares of the Company’s common stock at $3.80 per share, into Series A Preferred stock, convertible into shares of the Company’s common stock at $0.60 per share. As such, the Company will record a charge for the induced conversion of Series B Preferred stock of approximately $709,000, which will be included in net loss applicable to common shareholders. The converting stockholders received 505 shares of Series A Preferred Stock.

In connection with the offering, the Company engaged Paramount as our placement agent. In consideration for the placement agent’s services, the Company paid an aggregate of approximately $153,000 in commissions to Paramount in connection with the offering. In addition, the Company issued to Paramount five-year warrants to purchase an aggregate of approximately 365,800 shares of common stock, which are exercisable at a price of $0.80 per share. Based upon the Black-Scholes option pricing model, the warrants issued to Paramount are estimated to be valued at approximately $366,000. The Series A Preferred stock shall be entitled to an annual dividend equal to 6% of the applicable issuance price per annum, payable semi-annually in cash or shares of common stock, at the option of the Company. If the Company chooses to pay the dividend in shares of common stock, the price per share of common stock to be issued shall be equal to 90% of the average closing price of the common stock for the 20 trading days prior to the date that such dividend becomes payable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders
VioQuest Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VioQuest Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2007 and 2006, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and a stockholders’ deficiency at December 31, 2007 and has generated recurring losses and negative net cash flows from operating activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/J.H. Cohn LLP

Roseland, New Jersey
March 31, 2008

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,

	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$694,556	$2,931,265
Prepaid clinical research costs	189,359	273,172
Deferred financing costs	357,581	-
Other current assets	66,836	168,841
Current assets associated with discontinued operations	-	2,396,435
Total Current Assets	1,308,332	5,769,713

PROPERTY AND EQUIPMENT, NET	34,789	43,378
SECURITY DEPOSITS	15,232	15,232
TOTAL ASSETS	$1,358,353	$5,828,323

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts payable	$1,873,500	$1,031,458
Accrued compensation and related taxes	373,460	245,475
Other accrued expenses	665,273	180,440
Note payable - Paramount BioSciences, LLC	-	264,623
Convertible notes, net of unamortized debt discount of $917,612	2,930,388	-
Current liabilities associated with discontinued operations	-	1,265,568
TOTAL LIABILITIES	5,842,621	2,987,564

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY)
Preferred stock; $0.001 par value: 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock; $0.001 par value: 200,000,000 shares authorized, 54,621,119 shares issued and outstanding	54,621	54,621
Additional paid-in capital	34,893,408	31,326,694
Accumulated deficit	(39,432,297)	(28,540,556)
Total Stockholders' Equity (Deficiency)	(4,484,268)	2,840,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,358,353	$5,828,323

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006

OPERATING EXPENSES
In-process research and development	$963,225	$-
Research and development	4,988,145	1,819,736
General and administrative	3,791,089	3,461,529
Total Operating Expenses	9,742,459	5,281,265

LOSS FROM OPERATIONS	(9,742,459)	(5,281,265)

INTEREST (EXPENSE) / INCOME, NET	(1,126,273)	105,695

LOSS BEFORE INCOME TAXES	(10,868,732)	(5,175,570)

INCOME TAX BENEFIT	240,684	-

LOSS FROM CONTINUING OPERATIONS	(10,628,048)	(5,175,570)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of income tax benefit of $0 and $201,079 for the years ended December 31, 2007 and 2006, respectively	(702,137)	(3,095,594)
Gain on sale of business	438,444	-
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX BENEFIT	(263,693)	(3,095,594)

NET LOSS	$(10,891,741)	$(8,271,164)

NET LOSS PER SHARE:
CONTINUING OPERATIONS	$(0.23)	$(0.13)
DISCONTINUED OPERATIONS	(0.00)	(0.08)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.23)	$(0.21)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	46,721,932	39,786,686

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

					Total
			Additional		Stockholders'
	Common Stock		Paid-In	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficiency)
Balance, January 1, 2006	46,729,519	$46,729	$26,561,672	$(20,269,392)	$6,339,009
Net loss for the year ended December 31, 2006				(8,271,164)	(8,271,164)
October 18, 2006 private placement, net of $296,554 in financing costs	7,891,600	7,892	3,641,354		3,649,246
Stock-based compensation to employees			1,040,145		1,040,145
Stock-based compensation to consultants and finder			83,523		83,523
Balance, December 31, 2006	54,621,119	54,621	31,326,694	(28,540,556)	2,840,759
Net loss for the year ended December 31, 2007				(10,891,741)	(10,891,741)
Fair value of beneficial conversion feature and warrants issued in conjunction with convertible notes			2,037,512		2,037,512
October 12, 2007 release of shares and warrants held in escrow			963,225		963,225
Stock-based compensation to employees			500,700		500,700
Stock-based compensation to consultants and finder			65,277		65,277
Balance, December 31, 2007	54,621,119	$54,621	$34,893,408	$(39,432,297)	$(4,484,268)

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,891,741)	$(8,271,164)
Loss from discontinued operations	263,693	3,095,594
Loss from continuing operations	(10,628,048)	(5,175,570)
Adjustments to reconcile loss from continuing operations to net cash used in continuing operating activities:
In-process research and development	963,225	-
Depreciation	8,877	6,304
Loss on disposal of assets	5,253	-
Stock-based compensation to employees	462,704	830,715
Stock-based compensation to consultants and finder	62,193	33,830
Amortization of debt discount and deferred financing fees	1,195,615	-
Changes in operating assets and liabilities:
Prepaid clinical research costs	83,813	(273,172)
Other assets	102,005	(164,420)
Accounts payable	842,042	756,381
Accrued expenses	612,818	30,915
Net Cash Used in Continuing Operating Activities	(6,289,503)	(3,955,017)
Discontinued Operating Activities:
Gain on sale of business	(438,444)	-
Net cash used in discontinued operating activities	(354,281)	(2,502,814)
Net Cash Used in Operating Activities	(7,082,228)	(6,457,831)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchased equipment	(5,127)	(28,406)
Net Cash Used in Continuing Investing Activities	(5,127)	(28,406)
Discontinued Investing Activities:
Proceeds from sale of business	1,727,263	-
Other net cash used in discontinued investing activities	(26,698)	(253,143)
Net Cash Provided By / (Used in) Investing Activities	1,695,438	(281,549)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement of common stock, net of $296,554 in financing costs	-	3,649,246
Proceeds from issuance of convertible notes with warrants, net of cash costs of $285,296	3,414,704	-
Repayment of note payable	(264,623)	-
Net Cash Provided By Continuing Financing Activities	3,150,081	3,649,246

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,236,709)	(3,090,134)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,931,265	6,021,399
CASH AND CASH EQUIVALENTS - END OF YEAR	$694,556	$2,931,265

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Value of warrants issued to the placement agent in connection with issuances of convertible notes	$429,866	$-
Value of beneficial conversion feature related to convertible notes	$877,823	$-

See accompanying notes to consolidated financial statements.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 NATURE OF OPERATIONS AND LIQUIDITY

(A) Basis of Presentation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its current and former subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of Chiral Quest, Ltd., Jiashan, China, formerly a wholly-owned, discontinued subsidiary of the Company, was the United States Dollar. As such, all transaction gains and losses were recorded in discontinued operations.

On September 29, 2006, the Company’s Board of Directors determined to seek strategic alternatives with respect to the Company’s Chiral Quest, Inc. subsidiary (“Chiral Quest”), which included a possible sale or other disposition of the operating assets of that business. Accordingly, the chiral products and services operations and the assets of Chiral Quest are presented in these consolidated financial statements as discontinued operations. On July 16, 2007, the Company completed the sale of Chiral Quest to Chiral Quest Acquisition Corp. (“CQAC”) for total cash consideration of approximately $1,700,000. As a result of this transaction, the Company reported a gain of $438,444, which is included in its loss from discontinued operations for the year ended December 31, 2007. Chiral Quest had accounted for all sales of the Company from its inception. The Company’s continuing operations, which have not generated any revenues, will focus on the remaining drug development operations of VioQuest Pharmaceuticals, Inc. and accordingly, the Company has only one segment. As a result of these reclassifications, the Company no longer provides segment reporting. See Note 3 for a complete discussion on discontinued operations.

The consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations and cash flows for the years then ended include reclassifications to reflect discontinued operations.

(B) Nature of Continuing Operations

Since August 2004, the Company has focused on acquiring technologies for purposes of development and commercialization of pharmaceutical drug candidates for the treatment of oncology and infectious diseases for which there are unmet medical needs. Since October 2005, the Company has held license rights to develop and commercialize its two oncology drug candidates, Lenocta (sodium stibogluconate), formerly VQD-001, an inhibitor of specific protein tyrosine phosphatases, and VQD-002 (triciribine-phosphate monohydrate), an inhibitor of activated AKT. The rights to these two oncology drug candidates, Lenocta and VQD-002, are governed by license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively. In March 2007, the Company acquired license rights to develop and commercialize Xyfid (1% uracil topical), an adjunctive therapy for the treatment and prevention of Hand-Foot Syndrome (“HFS”), a common and serious side effect of chemotherapy treatments. The Company’s rights to Xyfid are governed by a license agreement with Asymmetric Therapeutics, LLC and Onc Res, Inc., as assigned to the Company by Fiordland Pharmaceuticals, Inc.

(C) Liquidity

Since inception, the Company has incurred an accumulated deficit of $39,432,297 through December 31, 2007. For the years ended December 31, 2007 and 2006, the Company had losses from continuing operations of $ 10,628,048 and $5,175,570, respectively, and used $6,289,503 and $3,955,017 of cash in continuing operating activities for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, the Company had a net loss of $10,891,741 (including $10,628,048 from continuing operations) and a net loss of $8,271,164 (including $5,175,570 from continuing operations), respectively, and used $7,082,228 and $6,457,831 of cash in all operating activities for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, the Company had a working capital deficit of $4,534,289 and cash and cash equivalents of $694,556. The Company has incurred negative cash flow from operating activities since its inception. The Company has spent, and expects to continue to spend, substantial amounts in connection with executing its business strategy, including planned development efforts relating to the Company’s drug candidates, clinical trials and other research and development efforts. As a result, as of the date of this Report, we have insufficient funds to cover our current obligations or future operating expenses. To conserve funds, we will continue to complete our current ongoing Phase I and Phase II studies for VQD-002 and Lenocta, respectively, however we will not initiate any new clinical studies unless and until we receive additional funding. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

On July 16, 2007 the Company completed the sale of Chiral Quest, which resulted in gross proceeds to the Company of approximately $1,700,000, as well as the assumption by the purchaser of approximately $807,000 of liabilities. See Note 3. On June 29, 2007 and July 3, 2007, the Company also received gross proceeds of $3,700,000 from the sale of 8% convertible promissory notes. See Note 6. The Company’s cash and cash equivalents at December 31, 2007 reflect the remaining cash proceeds to the Company from those transactions.

Management anticipates that the Company’s capital resources will be adequate to fund its operations into the second quarter of 2008. Additional financing or potential sublicensing of our rights to our product(s) will be required during the second quarter of 2008, if not sooner in order to continue to fund operations. The most likely sources of additional financing include the private sale of the Company’s equity or debt securities, including bridge loans to the Company from third party lenders. The Company’s working capital requirements will depend upon numerous factors, which include the progress of its drug development and clinical programs, including associated costs relating to milestone payments, maintenance and license fees, manufacturing costs, patent costs, regulatory approvals and the hiring of additional employees.

Additional capital that is urgently needed by the Company may not be available on reasonable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, or enter into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, or potential markets that the Company would not otherwise relinquish.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VioQuest Pharmaceuticals, Inc. and its current and former subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company translated the financial statements of its formerly wholly-owned subsidiary, Chiral Quest, Ltd. in Jiashan, China, at end of period rates with respect to its balance sheet and at the average exchange rates with respect to the results of its operations and cash flows.

(B) Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(C) Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying value of the convertible notes approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

(D) Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets, principally using the straight-line method. Amortization of equipment under capital leases and leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred. The estimated useful lives used for depreciation and amortization were three (lease term), five and seven years for computer equipment and office equipment, respectively (See Note 5).

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

(E) Income Taxes

Under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”) deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

(F) Stock-Based Compensation

The Company adopted SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”) and related interpretations on January 1, 2006 for its employee and director stock options plan, using the modified prospective method which requires that share-based expense recognized includes: (a) share-based expense for all awards granted prior to, but not yet vested, as of the adoption date and (b) share-based expense for all awards granted subsequent to the adoption date. No modifications were made to outstanding options prior to the adoption of SFAS No. 123R, and the Company did not change the quantity, type or payment arrangements of any share-based payment programs. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized as an expense in the consolidated financial statements over the related service period, and that measurement of that cost be based on the estimated fair value of the equity or liability instrument issued. SFAS No. 123R also requires that forfeitures be estimated and recorded over the vesting period of the instrument. The Company uses the Black-Scholes option pricing model to value these awards.

The Company accounts for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing model in accordance with SFAS No. 123R and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The initial non-cash charge to operations for non-employee options with vesting is subsequently adjusted at the end of each reporting period based upon the change in the fair value of the Company’s common stock until such options vest.

(G) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(H) In-Process Research and Development Expense

In-process research and development costs are expensed as incurred. These expenses are comprised of the costs associated with the acquisition of Greenwich.

(I) Research and Development Expense

Research and development costs, when incurred in continuing operations, will be expensed as incurred. These expenses will include the cost of the Company's proprietary research and development efforts, as well as costs incurred in connection with the Company's third-party collaboration efforts. We often contract with third parties to facilitate, coordinate and perform agreed upon research and development activities. To ensure that research and development costs are expensed as incurred, we measure and record prepaid assets or accrue expenses on a monthly basis for such activities based on the work performed under the contracts.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

These contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones.

In the event that we prepay fees for future milestones, we record the prepayment as a prepaid asset and amortize the asset to research and development expense over the period of time the contracted research and development services are performed. Most professional fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

These contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees. Because these fees are incurred at various times during the contract term and they are used throughout the contract term, we record a monthly expense allocation to recognize the fees during the contract period. Fees incurred to set up the clinical trial are expensed during the setup period.

(J) Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period, excluding 5,566,856 common shares held in escrow based upon clinical milestones of Lenocta and VQD-002, as a result of the acquisition of Greenwich Therapeutics. Diluted net loss per share is the same as basic net loss per share, since potentially dilutive securities from the assumed exercise of stock options and stock warrants would have an antidilutive effect because the Company incurred a net loss during each period presented. The amount of potentially dilutive securities including options and warrants in the aggregate excluded from the calculation were 35,849,716 (including the 5,566,856 common shares held in escrow, 20,149,470 warrants, and 10,133,390 stock options) at December 31, 2007 and 30,294,586 at December 31, 2006.

(K) Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions to limit credit exposure.

NOTE 3 DISCONTINUED OPERATIONS

On September 29, 2006, the Company’s Board of Directors determined that it would seek strategic alternatives for Chiral Quest and accordingly, the operations and assets of Chrial Quest have been presented in these consolidated financial statements as discontinued operations. On July 16, 2007, the Company completed the sale of Chiral Quest to CQAC for total cash consideration of approximately $1,700,000 gross proceeds, of which we recognized $197,000 in accrued compensation costs related to a severance agreement and retention bonuses payable to certain key employees. Additionally, the Purchaser assumed liabilities in the aggregate amount of approximately $807,000 as part of the purchase price consideration. As a result of this transaction, the Company reported a gain of $438,444 in the third quarter of 2007, which is included in its loss from discontinued operations for the year ended December 31, 2007.

At July 16, 2007 and December 31, 2006, the total assets of discontinued operations were $1,898,702 and $2,396,435 respectively, which consisted of accounts receivable, inventories, prepaid expenses, fixed assets, net of accumulated depreciation, patents, net of accumulated amortization, security deposits and prepaid rent. Total liabilities as of July 16, 2007 and December 31, 2006 associated with discontinued operations totaled $806,644 and $1,265,568 respectively, which consisted of accounts payable, accrued expenses and deferred revenues. The gain on sale of Chiral Quest was $438,444. Retention bonuses of $106,761 and accrued severance of $90,000 paid to certain Chiral Quest employees have been offset against the gain on sale. Revenues from discontinued operations for the years ended December 31, 2007 and 2006 were $1,484,584 and 2,738,652, respectively. Loss from discontinued operations (which excludes the gain on sale of Chiral Quest) for the years ended December 31, 2007 and 2006, which consisted of revenues less cost of goods sold, management and consulting fees, research and development, selling, general and administrative expenses and depreciation and amortization, totaled $702,137 and $3,095,594, respectively.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

On July 16, 2007, the Company entered into a sublease agreement with CQAC that will expire on May 30, 2008 to lease its office and laboratory space, which was utilized by Chiral Quest before it was sold to CQAC. CQAC, the subtenant, agreed to make all payments of base rent and additional rent totaling approximately $28,000 per month for a total commitment of $140,000 remaining on the sublease agreement payable directly to the landlord. If CQAC were to default on payment during the sublease agreement’s term, the Company would be obligated to provide payment on behalf of CQAC through the remainder of the original lease term, and the Company will have the right to cancel and terminate the sublease with CQAC upon five days notice to subtenant. As of December 31, 2007, CQAC has fully complied with the sublease agreement with the Company.

NOTE 4 MERGER

Greenwich Therapeutics, Inc.

On October 18, 2005, the Company completed a merger with Greenwich, a New York based biotechnology company. In exchange for their shares of Greenwich common stock and pursuant to the Merger Agreement, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the shares and warrants issued to Greenwich’s stockholders were placed in escrow to be released based upon the achievement of certain milestones as follows:

(i)
35% of the escrowed securities were earned on October 12, 2007, from the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for Lenocta or SSG;

(ii)
15% of the escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for Lenocta or SSG under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event a new drug application, or NDA, relating to Lenocta or SSG has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial);

(iii)	35% of such escrowed securities shall be released immediately upon the conclusion of a Phase I clinical trial pursuant to a Company-sponsored IND application accepted by the FDA for VQD-002 or TCN-P;

(iv)
15% of such escrowed securities shall be released immediately upon conclusion of a Phase II clinical trial for VQD-002 or TCN-P under a Company-sponsored IND; provided that a majority of the members of the Company’s then existing medical advisory board conclude that such trial yielded results which, in the opinion of such advisory board, warrant initiation of Phase III trial(s) (provided that this milestone shall be deemed to have been satisfied in the event an NDA relating to VQD-002 or has been accepted for review by the FDA prior to any determination by the medical advisory board to initiate a Phase III trial).

As a result of the conclusion of a Phase I clinical trial pursuant to an investigational new drug application (“IND”) accepted by the U.S. Food and Drug Administration (“FDA”) for Lenocta on October 12, 2007, 2,997,540 shares and 700,001 warrants were released from escrow and issued to Greenwich Therapeutics. The value of the shares and warrants of $963,225 was determined to be in-process research and development and is comprised of $805,054 related to the calculated value of 2,997,540 shares of the Company’s common stock issued to Greenwich Therapeutics’ shareholders valued at $.27 per share ($.27 per share value was based upon the average stock price of the Company’s common stock a few days before and a few days subsequent to the October 12, 2007 event) and $158,171 related to the calculated value of 700,001 warrants issued to Greenwich Therapeutics’ shareholders using the Black-Scholes option pricing model.

As of December 31, 2007, 5,566,856 shares and 1,299,999 warrants remain in escrow, to be released upon the achievement of the remaining milestones described above. In the event the remaining escrowed have not been released to the Greenwich shareholders by June 30, 2008, any escrowed securities still remaining in the escrow shall be released and delivered to the Company for cancellation, and the Greenwich shareholders will have no further right, title or interest to such escrowed securities.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 5 PROPERTY AND EQUIPMENT OF CONTINUING OPERATIONS, NET

The cost of the major classes of property and equipment are as follows:

	December 31, 2007	December 31, 2006
Office equipment	$20,280	$27,346
Computer equipment	29,999	24,123
Property and equipment	50,279	51,469
Less accumulated depreciation	15,490	8,091
Property and Equipment, Net	$34,789	$43,378

Depreciation expense for property and equipment for continuing operations for the years ended December 31, 2007 and 2006 was $8,877 and $6,304, respectively.

NOTE 6 CONVERTIBLE NOTES

On June 29, 2007 and July 3, 2007, the Company issued and sold a series of 8% convertible promissory notes (the “Bridge Notes”) in the aggregate principal amount of $3,700,000 with a term of one year from the date of final closing. Investors may, at any time during the term, elect to convert all unpaid principal plus any accrued but unpaid interest thereon on the Bridge Notes into shares of the Company’s common stock. In the event that the investors do not elect to convert the Bridge Notes, all unpaid principal plus any accrued interest automatically convert into the Company’s common stock upon the completion of an equity financing or series of related equity financings by the Company resulting in aggregate gross cash proceeds to the Company of at least $7,000,000. If the Bridge Notes and accrued interest are not converted into shares of the Company’s common stock, all unpaid principal plus any accrued interest shall be due and payable on the first anniversary of the final closing.

The face value of the Bridge Notes issued on June 29, 2007 and July 3, 2007, was $2,967,500 and $732,500, respectively. The Company incurred commissions and related costs in association with the Bridge Notes of $234,721 and $50,575 (as explained below) for the June 29, 2007 and July 3, 2007 closings, respectively. The Company also issued to investors five-year warrants (“Bridge Warrants”) to purchase an aggregate of approximately 2,430,000 (1,950,000 and 480,000 for the June 29, 2007 and July 3, 2007 closings, respectively) shares of the Company’s common stock at an exercise price of $0.40 per share, which had a fair value of $736,935 and $172,301 as of June 29, 2007 and July 3, 2007, respectively. The Company allocated proceeds from the sale to the Bridge Warrants of $590,334 and $139,489 as of June 29, 2007 and July 3, 2007, respectively, based on their relative fair values to the fair value of the Bridge Notes, which was recorded as a discount to the Bridge Notes. Gross proceeds allocated to the Bridge Notes were $2,377,166 for the June 29, 2007 issuances, and $593,011 for the July 3, 2007 issuances. The discount associated with the value of the warrants will be amortized to interest expense over the term of the Bridge Notes.

As a result of the allocation of proceeds to the Bridge Warrants, the Bridge Notes contained a Beneficial Conversion Feature (“BCF”) of $590,334 for the June 29, 2007 closing, and $139,489 for the July 3, 2007 closing, which were attributable to an effective conversion price for the Company’s common stock that was less than the market values on the dates of issuance. Additional BCFs are recorded as convertible interest is accrued. These amounts are recorded as additional debt discount and additional paid-in capital, which reduces the initial carrying value of the Bridge Notes. The discount associated with the BCF is being amortized to interest expense over the term of the Bridge Notes.

The following table summarizes information about the Bridge Notes and debt discount as of December 31, 2007:

Face value of convertible notes	$3,700,000
Accrued but unpaid interest	148,000

Gross value of convertible notes	3,848,000

Debt discount attributable to Bridge Warrants	729,823
BCF attributable to Bridge Warrants	877,823
BCF attributable to convertible interest	148,000
Less: Amortization of debt discount	(838,034)

Unamortized debt discount	917,612

Convertible notes, net of unamortized debt discount	$2,930,388

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

In connection with the Bridge Notes, the Company issued five-year warrants to placement agents to purchase an aggregate of 1,202,500 shares of common stock, which are exercisable at a price of $0.42 per share. Based on the Black-Scholes option pricing model, the warrants had a fair value of $353,663 for the June 29, 2007 closing and $76,203 for the July 3, 2007 closing. Additionally, the Company incurred commissions of $205,450, a non-accountable expense allowance of $24,271 to the placement agents and escrow fees of $5,000 for the June 29, 2007 closing and commissions of $50,575 for the July 3, 2007 closing. The fair value of the warrants, commissions and fees totaling $596,618 for the June 29, 2007 closing and $118,543 for the July 3, 2007 closing have been recognized as deferred financing costs, which will be amortized to interest expense over the term of the Bridge Notes.

The following table summarizes information about the deferred financing costs as of December 31, 2007:

Deferred financing costs	$715,161
Less: Accumulated amortization	(357,580)

Deferred financing costs, net	$357,581

The following assumptions were used for the Black-Scholes calculations for the warrants related to the Bridge Notes:

Term	5 years
Volatility	240%
Dividend yield	0.0%
Risk-free interest rate	4.9-5.0%

NOTE 7 INCOME TAXES

The Company recognized a tax benefit of $240,684 for the year ended December 31, 2007 as a result of the sale of its New Jersey net operating losses (“NOL’s”) from its continuing operations.

The significant components of the Company’s net deferred tax assets are summarized as follows:

	Year Ended December 31,
	2007	2006
NOL carryforwards - Federal	$9,605,910	$6,168,321
NOL carryforwards - State	1,061,842	674,556
Tax credits - Federal	377,179	-
Tax credits - State	483,949	483,949
Inventory reserve	-	170,800
Employee and consultant stock compensation	748,209	416,058
Accrued compensation	144,660	-
Other, net	(1,756)	114,748
Valuation allowance	(12,419,993)	(8,028,432)
Net deferred tax assets	$-	$-

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Deferred tax assets have been fully offset by a valuation allowance because it is management’s belief that it is more likely than not that those benefits will not be realized.

As of December 31, 2007, we had available for federal and state income tax reporting purposes NOL carryforwards in the approximate amount of $28,253,000 and $17,697,000 respectively, expiring through 2027, which are available to reduce future earnings that would otherwise be subject to federal and state income taxes. The Tax Reform Act of 1986 (the Act) contains provisions, which limit the ability to utilize net operating loss carryforwards in the case of certain events including significant changes in ownership interest. The Company has experienced various ownership changes, as defined by the Act, as a result of past financings and may experience others in connection with future financings. Accordingly, a substantial portion of the Company's aforementioned net operating loss carryforwards will be subject to annual limitations in reducing any future year's taxable income. Additionally, because U.S. tax laws limit the time during which these carryforwards may be applied against future taxes, the Company will likely not be able to take full advantage of these attributes for federal and state income tax purposes. Furthermore, as of December 31, 2007, we have Federal research and development credits and Section 1231 loss credits in the approximate amount of $376,000 and $1,000, respectively, which are available to reduce the amount of future federal income taxes. These credits expire from 2008 through 2026, and under the Act, the Company will likely not be able to take full advantage of these attributes for federal and state income tax purposes.

We have New Jersey NOL carryforwards in the approximate amount of $17,697,000, as indicated above, and New Jersey research and development credits in the approximate amount of $484,000, expiring through 2014 that are available to reduce future earnings, which would otherwise be subject to state income tax. For the year ended December 31, 2007, we sold approximately $2,988,000 of New Jersey NOL carryforwards under a program of the New Jersey Economic Development Authority (“NJEDA”). As of December 31, 2007, approximately $1,190,000 of these New Jersey NOL carryforwards has been approved for future sale under the NJEDA program. In order to realize these benefits, we must apply to the NJEDA each year and must meet various requirements for continuing eligibility. In addition, the program must continue to be funded by the State of New Jersey and there are limitations based on the level of participation by other companies. As a result, future tax benefits will be recognized in the consolidated financial statements as specific sales are approved.

The following is a reconciliation of the expected income tax benefit based on losses from continuing operations before income taxes, computed at the U.S. Federal statutory rate to the Company's actual income tax benefit:

	December 31, 2007	December 31, 2006
Income tax benefit at statutory rate	$(3,695,369)	$(2,880,563)
State income taxes net of Federal tax	(652,124)	(508,335)
Nondeductible expenses and prior year true-up	(77,356)	299,628
Nondeductible in-process research and development	385,290
Tax credits	(352,002)	(483,949)
Sale of state NOLs	(240,684)	-
Increase in valuation allowance	4,391,561	3,573,219
	$(240,684)	$-

The Company files income tax returns in the U.S. federal and state jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2004. The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007 with no material impact to the financial statements. The Company had no unrecognized tax benefits during 2007 that would affect the annual effective tax rate and no unrecognized tax benefits as of January 1, 2007 and December 31, 2007. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 8 STOCKHOLDERS' EQUITY (DEFICIENCY)

On October 18, 2006, the Company completed the sales of 7,891,600 shares of its common stock at a price of $0.50 per share resulting in gross proceeds of approximately $3.95 million. In connection with the private placement, the Company engaged Paramount as its exclusive placement agent, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses.

In addition to the shares of common stock, we also issued to the investors 5-year warrants to purchase an aggregate of 2,762,060 shares at an exercise price of $0.73 per share. The Company also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $3.65 million. Based upon the Black-Scholes option pricing model, the investors’ warrants are estimated to be valued at $1,363,000 and the placement agents’ warrants are estimated to be valued at approximately $195,000, which have not been recorded in the consolidated financial statements for the year ended December 31, 2006.

The Company has adopted the 2003 Stock Option Plan (the “Plan”) under which incentive and non-qualified stock options may be granted. In January 2006, the Board approved an amendment to the Plan, increasing the number of common shares available for grant to 6,500,000 stock options for the purchase of its $0.001 par value of common stock. On July 27, 2007, the Board approved an amendment to the Plan, increasing the number of shares available for grant to 7,500,000. On December 17, 2007, the Board approved an amendment to the Plan, increasing the number of shares available for grant to 13,500,000.

Grants under the Plan may be made to employees (including officers), directors, consultants, advisors, or other independent contractors who provide services to the Company or its subsidiaries.

The Company issues stock options to employees and non-employees at or above the fair market value of its common stock price at the date of grant.

Vesting terms for the Company’s stock option plans differ based on the type of grant made. Generally, stock options and warrants granted to employees and non-employee directors vest as to one-third of the shares on each of the first, second and third anniversaries of the grant date. However, vesting has ranged in length from immediate vesting to vesting periods in accordance with the period covered by employment contracts. There were stock options to purchase 150,000 shares of common stock granted to a non-employee director in the first quarter of 2006, of which 75,000 vested immediately and 75,000 vested on the first anniversary of the grant date, stock options to purchase 400,000 shares of common stock granted to four non-employee directors in the third quarter of 2007, of which one-third vested immediately and one-third of the shares vest on each of the first and second anniversaries of the grant date, stock options to purchase 5,013,343 shares of common stock granted to the President and Chief Executive Officer, which vest as to 25% of the shares on each of the first, second, third and fourth anniversaries of the grant date and stock options to purchase 856,440 shares of common stock granted to the President and Chief Executive Officer, which will vest in four equal annual installments commencing on the first anniversary of the grant date. However, this option is only exercisable to the extent that the shares of the Company’s common stock held in an escrow account in favor of the former stockholders of Greenwich Therapeutics, Inc. in connection with the Company’s October 2005 acquisition of Greenwich are released from escrow. As of December 31, 2007, 35% of the common stock held in escrow had been released and the Company has determined that it is probable that another 35% of the common stock held in escrow will be released by the June 30, 2008 deadline.

Following the vesting periods, options are exercisable until the earlier of 90 days after the employee’s termination with the Company or the ten-year anniversary of the initial grant, subject to adjustment under certain conditions.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

The following table summarizes the total number of options outstanding, options issued to employees, non-employees, directors, consultants, scientific advisory board members and expired options:

	December 31, 2007		December 31, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	5,384,807	$0.99	4,273,227	$1.07
Granted	7,295,783	$0.49	1,746,580	$0.73
Expired	(2,547,200)	$1.20	(635,000)	$0.89
Outstanding at end of year	10,133,390	$0.50	5,384,807	$0.99
Options exercisable at year-end	2,728,274	$0.88	1,909,397	$1.20

The weighted-average fair value of options granted during the year was $0.47 and $0.73 for the years ended December 31, 2007 and 2006, respectively.

The Company has recorded $325,670 and $1,036,187 related to its employee share-based expenses in selling, general and administrative expenses on the accompanying Statements of Operations for the years ended December 31, 2007 and 2006, respectively. The Company has recorded $114,132 and $3,958 employee share-based research and development expenses on the accompanying Statements of Operations for the year ended December 31, 2007 and 2006, respectively. The Company has also recorded $65,277 and $83,523 non-employee share-based expenses related to stock options issued to consultants for the year ended December 31, 2007 and 2006, respectively. No compensation costs were capitalized as part of the cost of an asset.

The aggregate intrinsic value for options outstanding and exercisable at December 31, 2007 and 2006 was $0.00. The weighted average remaining contractual term for exercisable and non-exercisable stock options was 7 years and 9 years respectively as of December 31, 2007 and 7 years and 8 years respectively as of December 31, 2006.

As of December 31, 2007, there was $2,159,598 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3 years.

The following table summarizes the information about stock options outstanding at December 31, 2007:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years
$.01-$0.49	6,253,115	$0.30	10
$.50 - $0.99	3,432,275	$0.75	4
$1.00-$1.49	335,000	$1.12	6
$1.50-$1.99	113,000	$1.70	3
Total	10,133,390

For the purpose of valuing options granted to employees, directors and consultants, the Company has valued the options using the Black-Scholes option pricing model with the following assumptions used in 2007 and 2006:

	December 31, 2007	December 31, 2006
Expected lives	7 years	7 years
Expected volatility	232%-277%	210%-225%
Dividend yield	0%	0%
Risk-free interest rate	4%-5%	4%
Forfeiture rate	0%-26%	19%-25%

The Company estimated the expected life of the options granted based on anticipated exercises in future periods. To determine the expected stock price volatility, the Company believes that the volatility calculated over the period since becoming publicly traded over four years ago, is indicative of what the volatility would have been had the Company’s stock traded for seven years, the expected term of its options. The expected dividend yield reflects the Company’s current and expected future policy for dividends on its common stock. To determine the risk-free interest rate, the Company utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of the Company’s awards. To determine the forfeiture rate, the Company estimated the forfeitability for three separate groups of non-vested options: i) the recently appointed President & CEO; ii) the Company’s Board of Directors; and iii) all other Company employees. For the President & CEO, the Company determined a 0% forfeiture rate using qualitative measures. For the Company Board of Directors and all other employees, the Company believes that its actual rate of forfeitures to date of 7% and 26%, respectively, is reasonably indicative of future forfeitures. There were no stock options exercised during the years ended December 31, 2007 and 2006.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

As of December 31, 2007, an aggregate of 3,366,610 shares remained available for future grants and awards under the Company’s stock incentive plan, which covers stock options and restricted awards. The Company issues unissued shares to satisfy stock options exercises and restricted stock awards.

The following table summarizes information related to warrants outstanding at December 31, 2007:

Remaining Contractual Life In Years	Price	Number of Outstanding Warrants
4.50	$0.40	2,434,211	(A)
4.50	$0.42	1,202,500	(B)
4.25	$0.50	300,000	(C)
3.75	$0.73	2,762,060	(D)
3.75	$0.55	394,580	(E)
2.75	$1.00	5,589,987	(F)
2.75	$1.41	4,000,000	(G)
1.10	$1.65	2,896,132	(H)
0.35	$1.50	20,000	(I)
0.13	$1.25	550,000	(J)
		20,149,470

(A)	- Warrants issued as a result of the Company’s June 29 and July 3, 2007 issuance of convertible promissory notes to investors. All warrants are exercisable as of December 31, 2007.

(B)	- Warrants issued as a result of the Company’s June 29 and July 3, 2007 issuance of convertible promissory notes to placement agents. All warrants are exercisable as of December 31, 2007.

(C)
- Warrants issued as a result of the Xyfid license agreement. In connection with the agreement, two-thirds of the warrants are exercisable upon the achievement of certain clinical milestones. One-third of the warrants are exercisable as of December 31, 2007.

(D)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2006 to investors. All warrants are exercisable as of December 31, 2007.

(E)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2006 to placement agents. All warrants are exercisable as of December 31, 2007.

(F)	- Warrants issued as a result of the Company’s private placement of its common stock in October 2005 to investors and placement agents. All warrants are exercisable as of December 31, 2007.

(G)
- Warrants issued as a result of the merger with Greenwich. Based upon the terms of the merger agreement, one-half of the warrants were immediately exercisable, and one-half are exercisable upon the achievement of certain clinical milestones (see Note 4). As of December 31, 2007, there are 2,700,001 merger warrants that are exercisable.

(H)	- Warrants issued as a result of the Company’s private placement of its common stock in February 2004 to investors and placement agents. All warrants are exercisable as of December 31, 2007.

(I)	- Warrants issued as a result of the lease agreement between Chiral Quest, Inc. and Princeton Corporate Plaza in May 2003. All warrants are exercisable as of December 31, 2007.

(J)	- Warrants issued as a result of the merger by and among Surg II, Inc., Chiral Quest, LLC and CQ Acquisition Corp. in February 2003. All warrants exercisable as of December 31, 2007.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 9 COMMITMENTS AND CONTINGENCIES

(A) EMPLOYMENT AGREEMENTS AND SEPARATION AGREEMENT

Appointment of President and Chief Executive Officer

In November 2007, the Company and Michael D. Becker entered into an Employment Agreement (the “Employment Agreement”) whereas Mr. Becker serves as the Company’s President and Chief Executive Officer, effective November 21, 2007. Mr. Becker was also appointed to the Company’s Board of Directors effective as of such date. The Employment Agreement provides for a term of 4 years.

Under the Employment Agreement, Mr. Becker is entitled to an annualized base salary of $358,400, plus cash bonuses payable as follows:

•	A bonus of $150,000 payable when the Company receives gross proceeds from the sale of its securities in one or a series of related transactions;

•
A bonus of $125,000 payable when the Company’s aggregate market capitalization (determined by multiplying the closing sale price of the Company’s common stock by the number of shares issues and outstanding at a given time) exceeds $125 million for a period of 15 consecutive trading days.

•
A bonus of $500,000 payable when the Company’s aggregate market capitalization (determined by multiplying the closing sale price of the Company’s common stock by the number of shares issues and outstanding at a given time) exceeds $250 million for a period of 15 consecutive trading days.

•
A bonus of $1,000,000 payable when the Company’s aggregate market capitalization (determined by multiplying the closing sale price of the Company’s common stock by the number of shares issues and outstanding at a given time) exceeds $500 million for a period of 15 consecutive trading days.

•
A bonus of $2,000,000 payable when the Company’s aggregate market capitalization (determined by multiplying the closing sale price of the Company’s common stock by the number of shares issues and outstanding at a given time) exceeds $1 billion for a period of 15 consecutive trading days.

In addition, the Employment Agreement provides that the Company granted to Mr. Becker two stock options pursuant to the Company’s 2003 Stock Option Plan. The first stock option grant provided Mr. Becker with the right to purchase 5,013,343 shares of the Company’s common stock at a price equal to the closing sale price of the common stock on November 21, 2007 (the “Initial Option”). The Initial Option has a 10-year term and will vest in four equal annual installments commencing on the first anniversary of Mr. Becker’s employment commencement date, or November 21, 2008. The second option provided Mr. Becker with the right to purchase 856,440 shares of the Company’s common stock at a price equal to the closing sale price of the common stock on November 21, 2007 (the “Merger Option” and together with the Initial Option, the “Stock Options”). The Merger Option also has a 10-year term and will vest in four equal annual installments commencing on the first anniversary of Mr. Becker’s commencement date. However, the Merger Option is only exercisable to the extent that the shares of the Company’s common stock currently held in an escrow account in favor of the former stockholders of Greenwich Therapeutics, Inc. in connection with the Company’s October 2005 acquisition of Greenwich are released from escrow. The Employment Agreement further provides that Mr. Becker is eligible to receive additional stock options beginning on the second anniversary of the agreement, at the discretion of the Board.

Separation Agreement with Former Chief Executive Officer

On November 14, 2007, the Company and Daniel Greenleaf, the Company’s former President and Chief Executive Officer, entered into a Separation and Release Agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, the parties mutually agreed that Mr. Greenleaf’s employment with the Company terminated as of November 9, 2007, and that Mr. Greenleaf resigned from all positions as officer and director of the Company. The Separation Agreement provides for the following compensation to be paid to Mr. Greenleaf: (i) Mr. Greenleaf was entitled to receive his annualized base salary of $360,000 through November 15, 2007; (ii) Mr. Greenleaf will receive his annualized base salary of $360,000 for a period of 6 months commencing on or about May 10, 2008; (iii) Mr. Greenleaf will receive a lump sum payment of $70,000 payable on or before March 31, 2008; and (iv) the Company will reimburse Mr. Greenleaf for health insurance for a period of up to 12 months. Under the Separation Agreement, the parties agreed to release each other from certain legal claims, known or unknown, as of the date of the agreement, and the Company also released Mr. Greenleaf from the covenant not to compete contained in his employment agreement with the Company dated February 1, 2005. As of December 31, 2007, the Company accrued $284,605 for 6 months of salary and the bonus payment plus related payroll taxes as well as 12 months of health insurance costs.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Appointment of Chief Scientific and Medical Officer

On February 1, 2007, the Company appointed Edward C. Bradley, M.D., as its Chief Scientific and Medical Officer. Dr. Bradley’s employment with the Company is governed by the terms of a letter agreement dated January 31, 2007, and provides for an initial base salary of $330,000 plus an annual target bonus of up to 20% of his base salary based upon personal performance and an additional amount of up to 10% of his base salary based upon Company performance. Pursuant to the letter agreement, Dr. Bradley also received an option to purchase 700,000 shares of the Company’s common stock. The option will vest in three equal annual installments, commencing in February 2008 and will be exercisable at a price per share equal to $0.55. The option was issued pursuant to the Company’s 2003 Stock Option Plan and will be exercisable by Dr. Bradley as long as he remains employed by the Company, subject to a ten-year term; provided, however, if the Company completes a transaction in which it sells its assets or stock resulting in a change of control of the Company (other than a sale of the stock or assets of the Company’s Chiral Quest subsidiary) during Dr. Bradley’s employment, the vesting of the stock option shall accelerate and be deemed vested. In the event that the Company terminates Dr. Bradley’s employment without cause, Dr. Bradley is entitled to receive his then annualized base salary for a period of six months. If Dr. Bradley’s employment is terminated without cause and within a year of a change of control, as described above, then Dr. Bradley is entitled to receive his then annualized base salary for a period of one year, and he is entitled to receive any bonuses he has earned at the time of his termination.

(B) LEASE AGREEMENTS

The Company leases office space for its corporate headquarters in Basking Ridge, New Jersey. Effective November 2006, the Company amended its original June 2005, lease agreement. The lease requires monthly payments of approximately $8,000 and expires on January 6, 2012.

In connection with the sale of the Company’s Chiral Quest Subsidiary, on July 16, 2007, the Company entered into a sublease agreement with CQAC, which purchased Chiral Quest, to lease office and laboratory space in Monmouth Junction, New Jersey used in Chiral Quest’s business. The sublease agreement provides for a term that will expire on May 30, 2008. CQAC agreed to make all payments of base rent and additional rent that the Company is obligated to pay under its lease agreement for such space. If CQAC were to default on payment during the sublease agreement’s term, the Company would be obligated to provide payment to its landlord on behalf of CQAC through the remainder of the original lease term, and the Company will have the right to cancel and terminate the sublease with CQAC upon 5 days notice to subtenant. To date, CQAC has fully complied with the sublease agreement with the Company.

 Future minimum rental payments subsequent to December 31, 2007 for operations are as follows:

Years ended December 31,	Continuing Operations	Discontinued Operations	Total
2008	$102,000	$-	$102,000
2009	102,000	-	102,000
2010	106,000	-	106,000
2011	106,000	-	106,000
2012	-	-	-
Total	$416,000	$-	$416,000

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Total rent expense for the continuing operations of the Company, which includes base rent, and utilities, for Basking Ridge, New Jersey for the years ended December 31, 2007 and 2006 was approximately $99,000 and $50,000, respectively.

NOTE 10 INTELLECTUAL PROPERTY AND LICENSE AGREEMENTS

License with The Cleveland Clinic Foundation (“CCF”). We have an exclusive, worldwide license agreement with CCF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense Lenocta. We are obligated to make an annual license maintenance payment until the first commercial sale of Lenocta, at which time we are no longer obligated to pay this maintenance fee. In addition, the license agreement requires us to make payments in an aggregate amount of up to $4.5 million to CCF upon the achievement of certain clinical and regulatory milestones. In November 2007, the Company achieved a milestone obligation to CCF, from the dosing of our first patient in our Phase IIa clinical trial. To date, the Company has not fulfilled its payment obligation of $300,000 to CCF relating to this milestone. Should Lenocta become commercialized, we will be obligated to pay CCF an annual royalty based on net sales of the product. In the event that we sublicense Lenocta to a third party, we will be obligated to pay CCF a portion of fees and royalties received from the sublicense. We hold the exclusive right to negotiate for a license on any improvements to Lenocta and have the obligation to use all commercially reasonable efforts to bring Lenocta to market. We have agreed to prosecute and maintain the patents associated with Lenocta or provide notice to CCF so that it may so elect. The license agreement may be terminated by CCF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

License with the University of South Florida Research Foundation, Inc. (“USF”) We have an exclusive, worldwide license agreement with USF for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense VQD-002. Under the terms of the license agreement, we have agreed to sponsor research involving VQD-002 annually for the term of the license agreement. In addition, the license agreement requires us to make payments in an aggregate amount of up to $5.8 million to USF upon the achievement of certain clinical and regulatory milestones. Should a product incorporating VQD-002 be commercialized, we are obligated to pay to USF an annual royalty based on net sales of the product. In the event that we sublicense VQD-002 to a third party, we are obligated to pay USF a portion of fees and royalties received from the sublicense. We hold a right of first refusal to obtain an exclusive license on any improvements to VQD-002 and have the obligation to use all commercially reasonable efforts to bring VQD-002 to market. We have agreed to prosecute and maintain the patents associated with VQD-002 or provide notice to USF so that it may so elect. The license agreement shall automatically terminate upon Greenwich’s bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by USF, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon six month’s written notice.

License with Asymmetric Therapeutics, LLC and Onc Res, Inc., assigned by Fiordland Pharmaceuticals, Inc. On March 29, 2007, the Company entered into an exclusive license agreement with Asymmetric Therapeutics, LLC, or Asymmetric, and Onc Res, Inc., or Onc Res, as assigned by Fiordland Pharmaceuticals, Inc., or Fiordland. The agreement is for the rights to develop, manufacture, use, commercialize, lease, sell and/or sublicense Xyfid. In consideration for the rights under the license agreement, the Company paid to the licensor an aggregate $300,000 for license related fees, and $37,000 for patent prosecution costs. In addition, the Company paid to a third party finder a cash fee of $20,000 and a 5-year warrant to purchase 300,000 shares of the Company’s common stock at an exercise price of $0.50 per share. The right to purchase the shares under the warrant vests in three equal installments of 100,000 each, with the first installment being immediately exercisable, and the remaining two installments vesting upon the achievement of certain clinical development and regulatory milestones relating to Xyfid. The Company has recognized approximately $50,000 of expense in the first quarter of 2007 based upon the immediate vesting of the first 100,000 options. In consideration of the license, the Company is required to make payments upon the achievement of various clinical development and regulatory milestones, which total up to $6.2 million in the aggregate. The license agreement further requires the Company to make payments of up to an additional $12.5 million in the aggregate upon the achievement of various commercialization and net sales milestones. The Company will also be obligated to pay a royalty on net sales of the licensed product. We have agreed to prosecute and maintain the patents associated with Xyfid or provide notice to Asymmetric and/or Onc Res so that it may so elect. The license agreement shall automatically terminate upon our bankruptcy or upon the date of the last to expire claim contained in the patents subject to the license agreement. The license agreement may be terminated by Asymmetric, upon notice with an opportunity for cure, for our failure to make required payments or its material breach, or by us, upon thirty day’s written notice.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 11 RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) plan which allows eligible employees to defer a portion of their salaries for retirement planning and income tax purposes by making contributions to the plan. There were no Company contributions to the plan for the years ended December 31, 2007 or 2006.

NOTE 12 CERTAIN TRANSACTIONS

On June 29, 2007 and July 3, 2007, the Company issued and sold a series of 8% convertible promissory notes (the “Bridge Notes”) in the aggregate principal amount of $3,700,000 with a term of one year from the date of final closing. In connection with the Bridge Notes, the Company engaged Paramount as one of its placements agents. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of the Company. Stephen C. Rocamboli, a director of the Company, was employed by Paramount at the time of the Company’s engagement. Of the total consideration provided to the placement agents, the Company issued warrants to Paramount to purchase 450,000 shares of common stock at a price of $0.42 per share and paid commissions of approximately $119,700. Based on the Black-Scholes option pricing model, the warrants are valued at approximately $160,865.

On October 18, 2006, the Company completed the sales of 7,891,600 shares of its common stock at a price of $0.50 per share resulting in gross proceeds of approximately $3.95 million. In connection with the private placement, the Company engaged Paramount as its exclusive placement agent, and Paramount in turn engaged various broker-dealers as sub-agents to assist with the offering. In consideration for their services, we paid an aggregate of approximately $276,000 in commissions to the placement agents (including sub-agents) in connection with the offering, of which $56,000 was paid to Paramount, plus an additional $30,000 as reimbursement for expenses. In addition to the shares of common stock, we also issued to the investors 5-year warrants to purchase an aggregate of 2,762,060 shares at an exercise price of $0.73 per share. The Company also issued to the placement agents 5-year warrants to purchase an aggregate of 394,580 shares of common stock at a price of $0.55 per share. Net proceeds to the Company after deducting placement agent fees and other expenses relating to the private placement, were approximately $3.65 million. Based upon the Black-Scholes option pricing model, the investor warrants are valued at approximately $1,363,000, which is derived from their exercise price of $0.73 per share, a fair market value of $0.50 per share as of October 18, 2006, a 5-year term, with a 4.73% risk free interest rate. However, the Company was not required to record that value for accounting purposes.

In August 2006, the Company entered into a consulting agreement through the end of October 2006 at $30,000 per month, with Paramount Corporate Development, an affiliate of Paramount, to provide a strategic and technical assessment for all of the Company’s clinical development programs.

On October 18, 2005, the Company completed the sales of 11,179,975 of its common stock at a price of $0.75 per share resulting in gross proceeds of approximately $8.38 million. In addition to the shares of common stock, the investors also received 5-year warrants to purchase an aggregate of 4,471,975 shares at an exercise price of $1.00 per share. In connection with the private placement, we paid an aggregate of approximately $587,000 in commissions to Paramount. Paramount served as the placement agent in connection with the offering, together with an accountable expense allowance of $50,000, and we issued 5-year warrants to purchase an aggregate of 1,117,997 shares of common stock at a price of $1.00 per share. Net proceeds to us after deducting placement agent fees and other expenses relating to the private placement were approximately $7.5 million.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

On October 18, 2005, the Company completed a merger with Greenwich (See Note 4). In exchange for Greenwich stockholders’ shares of Greenwich common stock, the stockholders of Greenwich received an aggregate of 17,128,790 shares of the Company’s common stock and five-year warrants to purchase an additional 4,000,000 shares of the Company’s common stock at an exercise price of $1.41 per share. One-half of the securities issued pursuant to the merger agreement were placed in escrow pursuant to an escrow agreement. As of December 31, 2007, 2,997,540 shares of the Company’s common stock and five-year warrants to purchase an additional 700,001 shares of the Company’s common stock have been released from escrow and issued to Greenwich (see Note 4). Additionally, as contemplated by the merger Agreement with Greenwich (see Note 4), on October 18, 2005, the Company assumed outstanding indebtedness of Greenwich of $823,869, all of which was owed to Paramount BioSciences, LLC. (“PBS”), an affiliate of Paramount, pursuant to a promissory note dated October 17, 2005 (the “Note”).

At the closing of the merger, the Note was amended to provide that one-third would be converted into securities of the Company on the same terms as the Company’s October 2005 private placement, one-third of the outstanding indebtedness under the Note would be repaid upon the completion by the Company of a financing resulting in gross proceeds of at least $5 million, and the final one-third would be payable upon completion by the Company of one or more financings resulting in aggregate gross proceeds of at least $10 million (inclusive of the amounts raised in a previous $5 million financing ).

Accordingly, on October 18, 2005, upon completion of the private placement, the Company satisfied one-third of the total indebtedness outstanding under the Note by making a cash payment of $264,623 and another one-third by issuing to PBS 392,830 shares valued at $0.75 the offering price of October 2005 private placement, the equivalent of $294,623 of the Company’s common stock. The final one-third of the Note of $264,623, in addition to accrued interest of approximately $16,000 as of December 31, 2006, which was originally due to be paid in October 2006, however, remains outstanding and payable to PBS as of December 31, 2006. The Company satisfied the final portion of debt and accrued interest in July 2007. Dr. Lindsay A. Rosenwald and certain trusts established for the benefit of Dr. Rosenwald and his family collectively held approximately 48% of Greenwich’s capital stock prior to the Company’s acquisition of Greenwich. Together, Dr. Rosenwald and such trusts also owned approximately 16% of the Company’s common stock prior to the completion of the Merger. In addition to Dr. Rosenwald’s relationship with Greenwich, two directors of the Company, Stephen C. Rocamboli and Michael Weiser, M.D., Ph.D., owned approximately 3.6% and 7% respectively, of Greenwich’s outstanding common stock. Mr. Rocamboli was employed by Paramount until August 2007 and, until December 2006, Dr. Weiser was employed by Paramount, of which Dr. Rosenwald is the chairman and sole stockholder, and is also a substantial stockholder of the Company.

NOTE 13 SUBSEQUENT EVENTS

On September 12, 2007, the Company’s shareholders approved an amendment to the Company’s charter increasing the number of authorized shares of common stock, par value $0.001 per share, to 200 million. On January 25, 2008, the Company’s Certificate of Incorporation was amended by the State of Delaware adopting the increase in the total number of shares authorized.

VIOQUEST PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

On March 14, 2008, we issued 765 shares of Series A Convertible Preferred Stock at a price of $1,000 per share resulting in aggregate gross proceeds of $765,000. Each share of Series A Convertible Preferred Stock sold is convertible into shares of the Company's Common Stock at $0.10 per share, or approximately 7.65 million shares of Common Stock in the aggregate. We also issued to investors five-year warrants to purchase an aggregate of approximately 3.8 million shares of our common stock at an exercise price of $0.17 per share. Based upon the Black-Scholes option pricing model, the investor warrants are estimated to be valued at approximately $420,000. In connection with the offering, we engaged Paramount as our placement agent. Dr. Lindsay A. Rosenwald is the Chairman, CEO and sole stockholder of Paramount and a substantial stockholder of the Company. Dr. Rosenwald participated in this financing, through a family investment partnership, of which he is the managing member. In consideration for the placement agent's services, we paid an aggregate of approximately $54,000 in commissions to Paramount in connection with the offering. We also paid to Paramount $35,000 as a non-accountable expense allowance. In addition, we issued to Paramount five-year warrants to purchase an aggregate of approximately 765,000 shares of common stock, which are exercisable at a price of $0.14 per share. Based upon the Black-Scholes option pricing model, the warrants issued to Paramount are estimated to be valued at approximately $84,000. The Series A Convertible Preferred Stock shall be entitled to an annual dividend equal to 6% of the applicable issuance price per annum, payable semi-annually in cash or shares of common stock, at the option of the Company. If the Company chooses to pay the dividend in shares of common stock, the price per share of common stock to be issued shall be equal to 90% of the average closing price of the common stock for the 20 trading days prior to the date that such dividend becomes payable. As a condition to the initial closing of the private placement, the majority of the holders of the June 29, 2007 and July 3, 2007 convertible promissory notes agreed to convert such notes, together with accrued interest, into approximately 3,910 shares of the Company’s newly-designated Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock contain substantially the same economic terms as the previously outstanding senior convertible notes.

1,307,581 Shares

Common Stock

VioQuest Pharmaceuticals, Inc.

PROSPECTUS

August 11, 2008